John Mahon	Writer’s E-mail Address
202.729.7477	John.Mahon@srz.com

June 11, 2021

VIA EDGAR

Mr. Scott Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Engine No. 1 ETF Trust

Engine No. 1 Transform 500 ETF and Engine No. 1 Transform Climate ETF

Registration Statement on Form N-1A

(File Nos. 333-249926 and 811-23617)

Dear Mr. Lee:

On behalf of Engine No. 1 ETF Trust (the “Trust”) and each of the separate series thereof, Engine No. 1 Transform 500 ETF (the “Transform 500 Fund”) and Engine No. 1 Transform Climate ETF (the “Transform Climate Fund”, and together with the Transform 500 Fund, the “Funds”), set forth below are the Trust’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund on June 8, 2021 with respect to the Fund’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A (File Nos. 333-249926 and 811-23617) (the “Registration Statement”), filed with the Commission on May 28, 2021, and the prospectuses (each, a “Prospectus”) and statement of additional information (the “SAI”) included therein. The Staff’s comments are set forth below in italics and are followed by the Trust's responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Prospectuses. Where revisions to the Prospectuses and SAI are referenced in the below responses, such revisions have been reflected in the marked version of the proposed revised Prospectuses and SAI attached as an exhibit hereto.

1.	Comment: On page 2 of the Transform 500 Fund Prospectus, we note that the Fund intends to use one or more third-party data or scoring providers. In your discussion of the Fund’s principal investment strategies, please identify the third-party data or scoring provider the Fund intends to use, or alternatively identify the primary third-party provider if the Fund intends to use multiple third-party providers. Please also briefly summarize the criteria and methodology expected to be used by the third-party provider or providers and the Fund’s investment adviser when assessing these metrics.

Response: The Trust has revised the above-referenced disclosure set forth in the Transform 500 Fund Prospectus in response to the Staff’s comment.

Mr. Scott Lee

June 11, 2021

2.	Comment: In the Transform 500 Fund Prospectus, please consider whether an ESG-specific risk factor is appropriate for this Fund. If not, please explain on a supplemental basis why it is not. Please also consider whether a risk disclosure related to the Fund’s use of one of more third-party providers is appropriate since the criteria used by providers can differ substantially.

Response: The Trust has revised the risk factor disclosure set forth in the Transform 500 Fund Prospectus in response to the Staff’s comment. In addition, the Trust advises the Staff on a supplemental basis that it does not believe that the Fund's broad index-based investment strategy warrants additional ESG-specific risk disclosure.

3.	Comment: On page 2 of the Transform 500 ETF Prospectus, the current disclosure states that the applicable proxy guidelines will apply to all portfolio companies held by the Fund. Please also clarify whether any ESG criteria set forth in the applicable proxy guidelines will relate to each investment.

Response: The Trust has revised the above-referenced language set forth in the Transform 500 Fund Prospectus in response to the Staff’s comment.

4.	Comment: In the fifth paragraph on page 2 of the Transform 500 Fund Prospectus, please consider retaining the definition of “free float adjusted” that was deleted, as this information is helpful to investors.

Response: The Trust has revised the above-referenced language set forth in the Transform 500 Fund Prospectus in response to the Staff’s comment.

5.	Comment: On page 8 of the Transform 500 Fund Prospectus, please revise the current disclosure to clarify how the Fund’s potential use of derivatives conforms to the Fund’s intention to use a full replication methodology and to hold 500 securities.

Response: The Trust has revised the above-referenced language set forth in the Transform 500 Fund Prospectus in response to the Staff’s comment.

6.	Comment: Please move the risk factor referencing the risk of activism so that it appears earlier on in the Principal Investment Risks section.

Response: The Trust has revised the above-referenced section of the Transform 500 Fund Prospectus in response to the Staff’s comment.

Mr. Scott Lee

June 11, 2021

7.	Comment: On page 14 of the Transform 500 Fund Prospectus, please specify the month and year of Molly Landes’ start date with Engine No. 1.

Response: The Trust has revised the above-referenced disclosure set forth in the Transform 500 Fund Prospectus in response to the Staff’s comment.

8.	Comment: On page 2 of the Transform Climate Fund Prospectus, please revise the sentence beginning with “The Fund will invest…” to include greater specificity regarding the investment strategy of the Fund.

Response: The Trust has revised the above-referenced disclosure set forth in the Transform Climate Fund Prospectus in response to the Staff’s comment.

9.	Comment: On page 2 of the Transform Climate Fund Prospectus, please clarify the “key criteria” referenced in the disclosure.

Response: The Trust has revised the above-referenced disclosure set forth in the Transform Climate Fund Prospectus in response to the Staff’s comment.

10.	Comment: On page 2 of the Transform Climate Fund Prospectus, please provide additional disclosure as to how the Fund will analyze the referenced externalities. For example, please explain what the Fund’s analysis will be based on. Does the Fund intend to do due diligence on the prospective portfolio companies, and if so, what will that involve? Does the Fund intend to use third-party sources when performing such analysis?

Response: The Trust has revised the above-referenced disclosure set forth in the Transform Climate Fund Prospectus in response to the Staff’s comment.

11.	Comment: For the Transform Climate Fund Prospectus, please make similar revisions to those made to the Transform 500 Fund Prospectus in response to comments 1, 2, and 3 above.

Response: The Trust has revised the disclosure set forth in the Transform Climate Fund Prospectus where applicable in response to the Staff’s comment.

12.	Comment: Please respond to all comments in a letter filed as a correspondence on EDGAR and provide the Staff a courtesy copy of the correspondence via email.

Response: The Trust respectfully acknowledges the Staff’s comment.

*          *          *

Mr. Scott Lee

June 11, 2021

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely, /s/ John J. Mahon John J. Mahon

cc:	Jennifer Grancio, President / Engine No. 1 ETF Trust

As filed with the Securities and Exchange Commission on June [ ], 2021

Securities Act File No. 333-249926

Investment Company Act File No. 811-23617

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. 3	[X]
Post-Effective Amendment No.	[ ]
AND/OR
THE INVESTMENT COMPANY ACT OF 1940	[X]
Amendment No. 3	[X]

Engine No. 1 ETF Trust

(Exact Name of Registrant as Specified in its Charter)

710 Sansome Street

San Francisco, CA 94111

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (628) 251-1222

Jennifer Grancio

Fund Management at Engine No. 1 LLC
710 Sansome Street
San Francisco, CA 94111

 (Name and address of agent for service)

Copy to:

John J. Mahon

Schulte Roth & Zabel LLP

901 Fifteenth Street, NW, Suite 800

Washington, DC 20005

Telephone Number: (202) 729-7477

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that the registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED June [ ], 2021

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

ENGINE NO. 1 TRANSFORM 500 ETF

PROSPECTUS

[      ], 2021

Ticker Symbol: VOTE

Advised by:
Fund Management at Engine No. 1 LLC 710 Sansome Street
San Francisco, CA 94111

https://etf.engine1.com	(628) 251-1222

This prospectus provides important information about the Fund that you should know before investing. Please read it carefully and keep it for future reference. These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Shares of the Fund are listed and traded on the Cboe BZX Exchange, Inc. (“CBOE”).

Fund shareholder reports are made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report. You may elect to receive all future Fund reports in paper free of charge. Please contact your financial intermediary to inform them that you wish to receive paper copies of Fund shareholder reports and for details about whether your election to receive reports in paper will apply to all funds held with your financial intermediary.

i

FUND SUMMARY - Engine No. 1 Transform 500 ETF (the “Fund”)

Investment Objective: The Fund seeks investment results that closely correspond, before fees and expenses, to the performance of an index composed of large-capitalization U.S. equities.

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. The investment advisory agreement between Engine No. 1 ETF Trust (the “Trust”) and Fund Management at Engine No. 1 LLC (the “Adviser”) (the “Investment Advisory Agreement”) provides that the Adviser will pay all operating expenses of the Fund, except the management fees, interest expenses, taxes, expenses incurred with respect to the acquisition and disposition of portfolio securities and the execution of portfolio transactions, including brokerage commissions, distribution fees or expenses, litigation expenses and any extraordinary expenses. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.05%
Distribution and Service Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.05%

(1) Estimated for the current fiscal year.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$5	$16

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. Because the Fund has not yet commenced operations as of the date of this prospectus, no portfolio turnover rate information is available.

Principal Investment Strategies: The Fund seeks investment results that closely correspond, before fees and expenses, to the performance of the Morningstar® US Large Cap Select Index℠ (the “Underlying Index”), which measures the performance of the 500 largest U.S. stocks by market capitalization, as determined by Morningstar, Inc. The Underlying Index consists of securities from a broad range of industries. As of March 31, 2021, the Underlying Index is represented by securities of companies in sectors including, but not limited to, consumer, energy, financial services, healthcare, technology, and utilities. The components of the Underlying Index are likely to change over time and the Underlying Index and the Fund are rebalanced on a quarterly basis. To the extent that the securities in the Underlying Index are concentrated in one or more industries or groups of industries, the Fund may concentrate in such industries or groups of industries. As of March 31, 2021, the Underlying Index is not concentrated in an industry or group of industries.

The Fund seeks to encourage transformational change at the public companies within its portfolio through the application of proxy voting guidelines developed by the Adviser that are based on a commitment to protecting and enhancing the value of its clients' assets and to aligning shareholder and stakeholder interests through favoring actions that encourage companies to invest in their employees, communities, customers and the environment. In applying the proxy voting guidelines and seeking select engagement opportunities within the Fund's portfolio, the Adviser intends to measure the investment made by companies in their employees, communities, customers and the environment with financial, operational, and environmental, social and governance (“ESG”) metrics that are provided by (i) the companies themselves, (ii) several third-party data providers (which are subject to change from time to time), including, but not limited to, Refinitiv and FactSet©, and (iii) the Adviser itself. These metrics include, but are not limited to, wages, workforce diversity, employee health and safety, capital expenditures, carbon emissions, and land use, among others. The Adviser will assess these metrics against qualitative and quantitative criteria developed by the Adviser. The Fund's proxy voting guidelines, as well as the financial, operational and ESG metrics included in such guidelines, will apply to all companies held by the Fund. The Adviser will generally follow the recommendations of an independent third party proxy voting service retained by the Adviser to implement the proxy voting guidelines when determining how to vote on any specific matter.

The Fund will invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in component securities of the Underlying Index or in depositary receipts representing component securities in the Underlying Index, in accordance with Rule 35d-1 under the 1940 Act. Morningstar, Inc. is the index provider for the Underlying Index (the “Index Provider”). The Underlying Index is a free float adjusted market capitalization weighted index which consists of equity securities primarily traded in the United States. Free float adjusted means that a company’s representation within the index is based on the market value of the company’s outstanding shares that are readily available for trade on the open market and excludes shares held by certain owners, including other companies and governments. The Underlying Index targets the largest 500 U.S. stocks by market capitalization and weights them by float-adjusted market capitalization. Components of the Underlying Index are allocated across various sectors. However, the components of the Underlying Index and the sectors represented are likely to change over time. The Fund’s equity securities include common stock, equity preferred stock and real estate investment trusts (“REITs”). As of March 31, 2021, the float market capitalizations of the companies in the Underlying Index ranged from $2.2 billion to $1.9 trillion, while the full market capitalizations ranged from $3.8 billion to $2.1 trillion. The Underlying Index included 507 securities as of March 31, 2021.

The Adviser uses a “passive” or indexing approach to try to achieve the Fund’s investment objective. Indexing reduces the chance that the Fund will substantially outperform the Underlying Index but also may reduce some of the risks of active management, such as poor security selection. Indexing seeks to achieve lower costs and better after-tax performance by aiming to keep portfolio turnover low in comparison to actively managed investment companies.

The Fund employs a “full replication” methodology in seeking to track the Underlying Index, meaning that the Fund generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index. Under normal circumstances, the Fund will hold approximately 500 securities at any one time, but may, from time to time, invest in more or less than 500 securities, as the number of securities held may vary to the extent the number of securities held by the Underlying Index changes materially.

The Fund may also invest in depositary receipts representing securities of the Underlying Index, to the extent such depository receipts are traded on U.S. exchanges. The Fund may invest the remainder of its assets in certain futures, options and swap contracts, relating to securities included within the Underlying Index, and on a temporary basis in cash and cash equivalents, as well as in securities not included in the Underlying Index, but which the Adviser believes will help the Fund to achieve its investment objective. The Fund does not intend to write option contracts or enter into complex swap contracts or arrangements given its index-based investment focus.

The Fund may lend securities representing up to one-third of the value of the Fund’s total assets, including the value of any collateral received to generate income for shareholders, which can offset the management fee of the Fund. However, the Fund intends to vote every share in accordance with its proxy voting policy and therefore will recall lent shares prior to any such vote, possibly foregoing lending income.

The Underlying Index is a product of the Index Provider, which is independent of the Fund and the Adviser. The Index Provider determines the composition and relative weightings of the securities in the Underlying Index and publishes information regarding the market value of the Underlying Index.

Additional information regarding the Underlying Index, including its value, is available at www.indexes.morningstar.com.

Principal Investment Risks: As with any investment, you could lose all or part of your investment in the Fund, and the Fund’s performance could trail that of other investments. The Fund is subject to certain risks, including the principal risks noted below, any of which may adversely affect the Fund’s net asset value (“NAV”) per share, trading price, yield, total return and ability to meet its investment objective. See “Additional Information About Principal Investment Strategies and Related Risks” below for a more detailed discussion of the principal risks that may impact your investment in the Fund.

ETF Structure Risks. The Fund is structured as an ETF and is subject to the special risks, including:

Not Individually Redeemable. Shares are not individually redeemable to retail investors and may be redeemed by the Fund only to Authorized Participants at NAV in large blocks known as “Creation Units.” An Authorized Participant may incur brokerage costs purchasing enough shares to constitute a Creation Unit.

Trading Issues. An active trading market for the Fund’s shares may not be developed or maintained. Trading in shares on the CBOE may be halted due to market conditions or for reasons that, in the view of the CBOE, make trading in shares inadvisable, such as extraordinary market volatility. There can be no assurance that shares will continue to meet the listing requirements of the CBOE. If the Fund’s shares are traded outside a collateralized settlement system, the number of financial institutions that can act as Authorized Participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, shares may trade at a material discount to NAV and possibly face delisting: (i) Authorized Participants exit the business or otherwise become unable to process creation and/or redemption orders and no other Authorized Participants step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

Market Price Variance Risk: The market price of the Fund’s shares will fluctuate in response to changes in NAV and supply and demand for shares and will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. There may be times when the market price and the NAV vary significantly. This means that shares may trade at a discount to NAV.

Market Trading Risk. The Fund faces numerous market trading risks, including the potential lack of an active market for Fund shares, losses from trading in secondary markets, periods of high volatility and disruptions in the creation/redemption process. Any of these factors, among others, may lead to the Fund’s shares trading at a premium or discount to NAV.

Fluctuation of Net Asset Value Risk. The NAV of the Fund’s shares will generally fluctuate with changes in the market value of the Fund’s holdings. The market prices of the Fund’s shares will generally fluctuate in accordance with changes in NAV as well as the relative supply of and demand for the Fund’s shares on the CBOE. The Adviser cannot predict whether the shares will trade below, at or above their NAV. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for the Fund’s shares will be closely related to, but not identical to, the same forces influencing the prices of the Fund’s holdings trading individually or in the aggregate at any point in time.

Authorized Participant Concentration Risk. Only an Authorized Participant may engage in creation or redemption transactions directly with the Fund, and none of those Authorized Participants is obligated to engage in creation and/or redemption transactions. The Fund has a limited number of institutions that may act as Authorized Participants on an agency basis (i.e., on behalf of other market participants). To the extent that Authorized Participants exit the business or are unable to proceed with creation or redemption orders with respect to the Fund and no other Authorized Participant is able to step forward to create or redeem, Fund shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts or delisting.

Activism Risk. An activist investor uses an equity stake in a corporation to put public pressure on a company’s management team and board in order to achieve certain objectives such as the increase of shareholder value through changes in corporate policy or financing structure, or reduction of expenses. Shareholder activism can take any of several forms, including proxy battles, publicity campaigns, and negotiations with management. In the event that an affiliate of the Fund or its investment adviser is engaged in an activist campaign with respect to a portfolio company, the Fund may be foreclosed from taking certain actions with respect to that company as a result of prohibitions on engaging in joint transactions with affiliates under Section 17(d) of the 1940 Act or as a result of other regulatory or fiduciary concerns. In addition, while the Fund intends to seek select opportunities to actively engage with one or more portfolio companies, it may only be able to do so in limited circumstances where no other affiliated fund has elected to do so with respect to the same portfolio companies. Certain affiliated investment vehicles may also have a priority over the Fund with respect to engagement opportunities with specific portfolio companies. The Fund intends to be focused and directed in the selection of opportunities to actively engage with its portfolio companies. However, the foregoing restrictions and priorities may limit the Fund's ability to engage with some of those select opportunities. In addition, the Fund may also be deemed to have knowledge of material nonpublic information with respect to certain portfolio companies from time to time as a result of actions being contemplated by one or more of its affiliates, which may limit its ability to trade in a specific name or buy or sell a position even if it may otherwise be appropriate to do so. In the event the Fund were to engage in activism, such activities may not be successful, or even if successful, the Fund’s investment may lose value. Additionally, engaging in activism may cause the Fund to incur additional expenses that another similar index fund may not experience.

Index-Related Risk. There is no guarantee that the Fund’s investment results will have a high degree of correlation to those of the Underlying Index or that the Fund will achieve its investment objective. Market disruptions and regulatory restrictions could have an adverse effect on the Fund’s ability to adjust its exposure to the required levels in order to closely correspond to the Underlying Index. Errors in index data, index computations or the construction of the Underlying Index in accordance with its methodology may occur from time to time and may not be identified and corrected by the Index Provider for a period of time or at all, which may have an adverse impact on the Fund and its shareholders. Unusual market conditions may cause the Index Provider to postpone a scheduled rebalance, which could cause the Underlying Index to vary from its normal or expected composition.

Limited History of Operations Risk. The Fund is a new fund with no history of operations for investors to evaluate.

Equity Securities Risk. Equity securities are subject to changes in value, and their values may be more volatile than those of other asset classes. The Underlying Index is comprised of common stocks, which generally subject their holders to more risks than preferred stocks and debt securities because common stockholders’ claims are subordinated to those of holders of preferred stocks and debt securities upon the bankruptcy of the issuer.

Large-Capitalization Companies Risk. Large-capitalization companies may be less able than smaller capitalization companies to adapt to changing market conditions. Large-capitalization companies may be more mature and subject to more limited growth potential compared with smaller capitalization companies. During different market cycles, the performance of large capitalization companies has trailed the overall performance of the broader securities markets.

Market Risk. The Fund could lose money over short periods due to short term market movements and over longer periods during more prolonged market downturns. Local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issue, recessions, or other events could have a significant impact on the Fund and its investments and could result in increased premiums or discounts to the Fund’s NAV.

Tracking Error Risk. The Fund may be subject to tracking error, which is the divergence of the Fund’s performance from that of the Underlying Index. Tracking error may occur because of differences between the securities and other instruments held in the Fund’s portfolio and those included in the Underlying Index, pricing differences, transaction costs incurred by the Fund, the Fund’s holding of uninvested cash, differences in timing of the accrual of or the valuation of dividends or interest, the requirements to maintain tax treatment or the consequences of other tax structuring, portfolio transactions carried out to minimize the distribution of capital gains to shareholders, acceptance of custom baskets, changes to the Underlying Index or the costs to the Fund of complying with various new or existing regulatory requirements. This risk may be heightened during times of increased market volatility or other unusual market conditions. Tracking error also may result because the Fund incurs fees and expenses, while the Underlying Index does not.

Technology Sector Risk. Technology companies, including information technology companies, may have limited product lines, markets, financial resources or personnel. Technology companies typically face intense competition and potentially rapid product obsolescence. They are also heavily dependent on intellectual property rights and may be adversely affected by the loss or impairment of those rights. Companies in the technology sector are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action.

Asset Class Risk. Securities and other assets in the Underlying Index or in the Fund’s portfolio may underperform in comparison to the general financial markets, a particular financial market or other asset classes.

Concentration Risk. The Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities and/or other assets of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class.

Cybersecurity Risk. Failures or breaches of the electronic systems of the Fund, the Fund’s adviser, distributor, the Index Provider and other service providers, market makers, Authorized Participants or the issuers of securities in which the Fund invests have the ability to cause disruptions, negatively impact the Fund’s business operations and/or potentially result in financial losses to the Fund and its shareholders. While the Fund has established business continuity plans and risk management systems seeking to address system breaches or failures, there are inherent limitations in such plans and systems. Furthermore, the Fund cannot control the cybersecurity plans and systems of the Fund’s Index Provider and other service providers, market makers, Authorized Participants or issuers of securities in which the Fund invests.

Infectious Illness Risk. An outbreak of an infectious respiratory illness, COVID-19, caused by a novel coronavirus has resulted in travel restrictions, disruption of healthcare systems, prolonged quarantines, cancellations, supply chain disruptions, lower consumer demand, layoffs, ratings downgrades, defaults and other significant economic impacts. Certain markets have experienced temporary closures, extreme volatility, severe losses, reduced liquidity and increased trading costs. These events will have an impact on the Fund and its investments and could impact the Fund’s ability to purchase or sell securities or cause elevated tracking error and increased premiums or discounts to the Fund’s NAV. Other infectious illness outbreaks in the future may result in similar impacts.

Issuer Risk. The performance of the Fund depends on the performance of individual securities to which the Fund has exposure. Changes in the financial condition or credit rating of an issuer of those securities may cause the value of the securities to decline.

Management Risk. As the Fund will not fully replicate the Underlying Index, it is subject to the risk that the Adviser’s investment strategy may not produce the intended results.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and the Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address significant operational risks.

Passive Investment Risk. The Fund is not actively managed, and the Adviser generally does not attempt to take defensive positions under any market conditions, including declining markets.

Risk of Investing in the U.S. Certain changes in the U.S. economy, such as when the U.S. economy weakens or when its financial markets decline, may have an adverse effect on the securities to which the Fund has exposure.

Securities Lending Risk. The Fund may engage in securities lending. Securities lending involves the risk that the Fund may lose money because the borrower of the loaned securities fails to return the securities in a timely manner or at all. The Fund could also lose money in the event of a decline in the value of collateral provided for loaned securities or a decline in the value of any investments made with cash collateral. These events could also trigger adverse tax consequences for the Fund. In addition, to the extent loaned securities are not returned in a timely manner, the Fund may be unable to vote proxies for such securities in accordance with its proxy voting policy.

American Depositary Receipt (“ADR”) Risk. ADRs are receipts issued by US banks evidencing ownership in securities of foreign issuers. Securities of foreign issuers, and consequently ADRs, may decrease in value due to changes in currency exchange rates, the economic climate in the issuer’s home country or for a variety of other reasons.

Performance: Because the Fund has not yet commenced investment operations, no performance information is presented for the Fund at this time. In the future, performance information will be presented in this section of this prospectus. Also, shareholder reports containing financial and performance information will be mailed to shareholders semi-annually. Updated performance information will be available at no cost by visiting https://etf.engine1.com or by calling (855) 322-4512.

Investment Adviser: Fund Management at Engine No.1 LLC.

Portfolio Manager: Molly Landes, Portfolio Manager at the Adviser since March 2021, will serve as the portfolio manager upon commencement of operations and will be primarily responsible for the day-to-day management of the Fund.

Purchase and Sale of Fund Shares: The Fund is an exchange-traded fund (commonly referred to as an “ETF”). The Fund will issue and redeem shares at NAV only in large blocks of shares (each block of shares is called a “Creation Unit”). Creation Units are issued and redeemed for cash and/or in-kind for securities. Individual shares of the Fund may only be bought and sold in the secondary market through a broker-dealer. Because ETF shares trade at market prices rather than at NAV, shares may trade at a price greater than NAV (a premium) or less than NAV (a discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase shares of the Fund (bid) and the lowest price a seller is willing to accept for shares of the Fund (ask) when buying or selling shares in the secondary market (the “bid-ask spread”).

Tax Information: The Fund’s distributions generally will be taxable as ordinary income or long-term capital gains. A sale of shares may result in capital gain or loss.

Payments to Broker-Dealers and Other Financial Intermediaries: If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

More Information About the Fund

This Prospectus contains important information about investing in the Fund. Please read this Prospectus carefully before you make any investment decisions. Additional information regarding the Fund, including information on the Fund’s net asset value, market price, premiums and discounts and bid-ask spreads, can be found at https://etf.engine1.com.

Fund Management at Engine No. 1 LLC is the investment adviser to the Fund. Shares of the Fund are listed for trading on Cboe BZX Exchange, Inc. (“CBOE”). The market price for a share of the Fund may be different from the Fund’s most recent NAV.

ETFs are funds that trade like other publicly-traded securities. The Fund is designed to closely correspond to an index. Similar to shares of an index mutual fund, each share of the Fund represents an ownership interest in an underlying portfolio of securities and other instruments intended to closely correspond to a market index. Unlike shares of a mutual fund, which can be bought and redeemed from the issuing fund by all shareholders at a price based on NAV, shares of the Fund may be purchased or redeemed directly from the Fund at NAV solely by Authorized Participants and only in aggregations of a specified number of shares. Also unlike shares of a mutual fund, shares of the Fund are listed on a national securities exchange and trade in the secondary market at market prices that change throughout the day.

The Fund invests in a particular segment of the securities markets and seeks for its investment results to closely correspond to the performance of a securities index that is not representative of the market as a whole. The Fund is designed to be used as part of broader asset allocation strategies. Accordingly, an investment in the Fund should not constitute a complete investment program.

An index is a financial calculation, based on a grouping of financial instruments, and is not an investment product, while the Fund is an actual investment portfolio. The performance of the Fund and the Underlying Index may vary for a number of reasons, including transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the Fund’s portfolio and the Underlying Index resulting from legal restrictions (such as diversification requirements) that apply to the Fund but not to the Underlying Index. From time to time, the Index Provider may make changes to the methodology or other adjustments to the Underlying Index. Unless otherwise determined by the Adviser, any such change or adjustment will be reflected in the calculation of the Underlying Index performance on a going-forward basis after the effective date of such change or adjustment. Therefore, the Underlying Index performance shown for periods prior to the effective date of any such change or adjustment will generally not be recalculated or restated to reflect such change or adjustment.

“Tracking error” is the divergence of the Fund’s performance from that of the Underlying Index. The Adviser expects that, over time, the Fund’s tracking error will not exceed 5%.

An investment in the Fund is not a bank deposit and it is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, the Adviser or any of its affiliates.

The Fund’s investment objective and the Underlying Index may be changed without shareholder approval.

ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

Investment Objective:

The Fund seeks investment results that closely correspond, before fees and expenses, to the performance of the Morningstar® US Large Cap Select Index℠ (the “Underlying Index”), which measures the performance of the large-capitalization sector of the U.S. equity market, as determined by Morningstar, Inc. The Underlying Index consists of securities from a broad range of industries. As of March 31, 2021, the Underlying Index is represented by securities of companies in sectors including, but not limited to, consumer, energy, financial services, healthcare, technology, and utilities. The components of the Underlying Index are likely to change over time and the Underlying Index and the Fund are rebalanced on a quarterly basis. To the extent that the securities in the Underlying Index are concentrated in one or more industries or groups of industries, the Fund may concentrate in such industries or groups of industries. As of March 31, 2021, the Underlying Index is not concentrated in an industry or group of industries.

The Fund’s investment objective may be changed by the Board of Trustees without shareholder approval.

The Fund has adopted certain fundamental investment restrictions, as further described in the SAI, which cannot be changed by the Board of Trustees without shareholder approval.

Principal Investment Strategies:

The Fund seeks to encourage transformational change at the public companies within its portfolio through the application of proxy voting guidelines developed by the Adviser that are based on a commitment to protecting and enhancing the value of its clients' assets and to aligning shareholder and stakeholder interests through favoring actions that encourage companies to invest in their employees, communities, customers and the environment. In applying the proxy voting guidelines and seeking select engagement opportunities within the Fund's portfolio, the Adviser intends to measure the investment made by companies in their employees, communities, customers and the environment with financial, operational, and environmental, social and governance (“ESG”) metrics that are provided by (i) the companies themselves, (ii) several  third-party data providers (which are subject to change from time to time), including, but not limited to, Refinitiv and FactSet©, and (iii) the Adviser itself. These metrics include, but are not limited to, wages, workforce diversity, employee health and safety, capital expenditures, carbon emissions, and land use, among others. The Adviser will assess these metrics against qualitative and quantitative criteria developed by the Adviser.

The Fund's proxy voting guidelines, as well as the financial, operational and ESG metrics included in such guidelines, will apply to all companies held by the Fund. The Adviser will generally follow the recommendations of an independent third party proxy voting service retained by the Adviser to implement the proxy voting guidelines when determining how to vote on any specific matter. However, the Adviser is permitted to seek the approval of the Board to vote in a manner that differs from such recommendation only where (x) none of the Trust, the Adviser nor any affiliates thereof (collectively, the “Adviser Affiliates”) beneficially owns, either individually or together as a group, five percent or more of the securities subject to the proxy vote and (y) the Trust and each other Adviser Affiliate, if applicable, has acquired such securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer thereof, nor in connection with or as a participant in any transaction having such purpose or effect.

The Fund will invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in component securities of the Underlying Index or in depositary receipts representing component securities in the Underlying Index, in accordance with Rule 35d-1 under the 1940 Act. Shareholders will be provided with at least sixty days’ notice in the manner prescribed by the SEC before any change in the above policy.

Morningstar, Inc. is the index provider for the Underlying Index (the “Index Provider”). The Underlying Index is a free float adjusted market capitalization weighted index which consists of equity securities primarily traded in the United States. Free float adjusted means that a company’s representation within the index is based on the market value of the company’s outstanding shares that are readily available for trade on the open market and excludes shares held by certain owners, including other companies and governments. The Underlying Index targets the largest 500 U.S. stocks by market capitalization and weights them by float-adjusted market capitalization. Components of the Underlying Index are allocated across various sectors. However, the components of the Underlying Index and the sectors represented are likely to change over time. The Fund’s equity securities include common stock, equity preferred stock and real estate investment trusts (“REITs”). As of March 31, 2021, the float market capitalizations of the companies in the Underlying Index ranged from $2.2 billion to $1.9 trillion, while the full market capitalizations ranged from $3.8 billion to $2.1 trillion. The Underlying Index included 507 securities as of March 31, 2021.

The Adviser uses a “passive” or indexing approach to try to achieve the Fund’s investment objective. Indexing reduces the chance that the Fund will substantially outperform the Underlying Index but also may reduce some of the risks of active management, such as poor security selection. Indexing seeks to achieve lower costs and better after-tax performance by aiming to keep portfolio turnover low in comparison to actively managed investment companies.

The Fund employs a “full replication” methodology in seeking to track the Underlying Index, meaning that the Fund generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index. Under normal circumstances, the Fund will hold approximately 500 securities at any one time, but may, from time to time, invest in more or less than 500 securities, as the number of securities held may vary to the extent the number of securities held by the Underlying Index changes materially.

The Fund may also invest in depositary receipts representing securities of the Underlying Index, to the extent such depository receipts are traded on U.S. exchanges. The Fund may invest the remainder of its assets in certain futures, options and swap contracts, relating to securities included within the Underlying Index, and on a temporary basis in cash and cash equivalents, as well as in securities not included in the Underlying Index, but which the Adviser believes will help the Fund to closely correspond to the Underlying Index. The Fund seeks for its investment results to closely correspond to the performance of the Underlying Index before fees and expenses of the Fund. The Fund does not intend to write option contracts or enter into complex swap contracts or arrangements given its index-based investment focus.

The Fund may lend securities representing up to one-third of the value of the Fund’s total assets (including the value of any collateral received).

The Underlying Index is a product of the Index Provider, which is independent of the Fund and the Adviser. The Index Provider determines the composition and relative weightings of the securities in the Underlying Index and publishes information regarding the market value of the Underlying Index.

Additional information regarding the Underlying Index, including its value, is available at www. indexes.morningstar.com.

Principal Investment Risks

As with any investment, you could lose all or part of your investment in the Fund, and the Fund’s performance could trail that of other investments. The Fund is subject to certain risks, including the principal risks noted below, any of which may adversely affect the Fund’s NAV per share, trading price yield, total return and ability to meet its investment objective. The order of the below risk factors does not indicate the significance of any particular risk factor.

ETF Structure Risks. The Fund is structured as an ETF and is subject to the special risks, including:

Not Individually Redeemable. Shares are not individually redeemable to retail investors and may be redeemed by the Fund only to Authorized Participants at NAV in large blocks known as “Creation Units.” An Authorized Participant may incur brokerage costs purchasing enough shares to constitute a Creation Unit.

Trading Issues. An active trading market for the Fund’s shares may not be developed or maintained. Trading in shares on the CBOE may be halted due to market conditions or for reasons that, in the view of the CBOE, make trading in shares inadvisable, such as extraordinary market volatility. There can be no assurance that shares will continue to meet the listing requirements of the CBOE. If the Fund’s shares are traded outside a collateralized settlement system, the number of financial institutions that can act as Authorized Participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, shares may trade at a material discount to NAV and possibly face delisting: (i) Authorized Participants exit the business or otherwise become unable to process creation and/or redemption orders and no other Authorized Participants step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

Market Price Variance Risk: The market price of the Fund’s shares will fluctuate in response to changes in NAV and supply and demand for shares and will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. There may be times when the market price and the NAV vary significantly. This means that shares may trade at a discount to NAV.

■	In times of market stress, market makers may step away from their role of market making in shares of ETFs and in executing trades, which can lead to differences between the market value of Fund shares and the Fund’s NAV.

■	To the extent Authorized Participants exit the business or are unable to process creations or redemptions and no other Authorized Participant can step in to do so, there may be a significantly reduced trading market in the Fund’s shares, which can lead to differences between the market value of Fund shares and the Fund’s NAV.

■	The market price for the Fund’s shares may deviate from the Fund’s NAV, particularly during times of market stress, with the result that investors may pay significantly more or receive significantly less for Fund shares than the Fund’s net asset value, which is reflected in the bid and ask price for Fund shares or in the closing price.

■	When all or a portion of an ETF’s underlying securities trade in a market that is closed when the market for the Fund’s shares is open, there may be changes from the last quote of the closed market and the quote from the Fund’s domestic trading day, which could lead to differences between the market value of the Fund’s shares and the Fund’s NAV.

■	In stressed market conditions, the market for the Fund’s shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio. This adverse effect on the liquidity of the Fund’s shares may, in turn, lead to differences between the market value of the Fund’s shares and the Fund’s NAV.

Market Trading Risk. The Fund faces numerous market trading risks, including the potential lack of an active market for Fund shares, losses from trading in secondary markets, periods of high volatility and disruptions in the creation/redemption process. Any of these factors, among others, may lead to the Fund’s shares trading at a premium or discount to NAV.

■	Absence of Active Market. Although shares of the Fund are listed for trading on one or more stock exchanges, there can be no assurance that an active trading market for such shares will develop or be maintained by market makers or Authorized Participants.

■	Risk of Secondary Listings. The Fund’s shares may be listed or traded on U.S. and non-U.S. stock exchanges other than the U.S. stock exchange where the Fund’s primary listing is maintained and may otherwise be made available to non-U.S. investors through funds or structured investment vehicles similar to depositary receipts. There can be no assurance that the Fund’s shares will continue to trade on any such stock exchange or in any market or that the Fund’s shares will continue to meet the requirements for listing or trading on any exchange or in any market. The Fund’s shares may be less actively traded in certain markets than in others, and investors are subject to the execution and settlement risks and market standards of the market where they or their broker direct their trades for execution. Certain information available to investors who trade Fund shares on a U.S. stock exchange during regular U.S. market hours may not be available to investors who trade in other markets, which may result in secondary market prices in such markets being less efficient.

■	Secondary Market Trading Risk. Shares of the Fund may trade in the secondary market at times when the Fund does not accept orders to purchase or redeem shares. At such times, shares may trade in the secondary market with more significant premiums or discounts than might be experienced at times when the Fund accepts purchase and redemption orders.

Secondary market trading in Fund shares may be halted by a stock exchange because of market conditions or for other reasons. In addition, trading in Fund shares on a stock exchange or in any market may be subject to trading halts caused by extraordinary market volatility pursuant to “circuit breaker” rules on the stock exchange or market.

Shares of the Fund, similar to shares of other issuers listed on a stock exchange, may be sold short and are therefore subject to the risk of increased volatility and price decreases associated with being sold short.

■	Shares of the Fund May Trade at Prices Other Than NAV. Shares of the Fund trade on stock exchanges at prices at, above or below the Fund’s most recent NAV. The NAV of the Fund is calculated at the end of each business day and fluctuates with changes in the market value of the Fund’s holdings. The trading price of the Fund’s shares fluctuates continuously throughout trading hours based on both market supply of and demand for Fund shares and the underlying value of the Fund’s portfolio holdings or NAV. As a result, the trading prices of the Fund’s shares may deviate significantly from NAV during periods of market volatility. Any of these factors, among others, may lead to the Fund’s shares trading at a premium or discount to NAV. However, because shares can be created and redeemed in Creation Units at NAV, the Adviser believes that large discounts or premiums to the NAV of the Fund are not likely to be sustained over the long term (unlike shares of many closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their NAVs). While the creation/redemption feature is designed to make it more likely that the Fund’s shares normally will trade on stock exchanges at prices close to the Fund’s next calculated NAV, exchange prices are not expected to correlate exactly with the Fund’s NAV due to timing reasons, supply and demand imbalances and other factors. In addition, disruptions to creations and redemptions, including disruptions at market makers, Authorized Participants, or other market participants, and during periods of significant market volatility, may result in trading prices for shares of the Fund that differ significantly from its NAV. Authorized Participants may be less willing to create or redeem Fund shares if there is a lack of an active market for such shares or its underlying investments, which may contribute to the Fund’s shares trading at a premium or discount to NAV.

■	Costs of Buying or Selling Fund Shares. Buying or selling Fund shares on an exchange involves two types of costs that apply to all securities transactions. When buying or selling shares of the Fund through a broker, you will likely incur a brokerage commission and other charges. In addition, you may incur the cost of the “spread”; that is, the difference between what investors are willing to pay for Fund shares (the “bid” price) and the price at which they are willing to sell Fund shares (the “ask” price). The spread, which varies over time for shares of the Fund based on trading volume and market liquidity, is generally narrower if the Fund has more trading volume and market liquidity and wider if the Fund has less trading volume and market liquidity. In addition, increased market volatility may cause wider spreads. There may also be regulatory and other charges that are incurred as a result of trading activity. Because of the costs inherent in buying or selling Fund shares, frequent trading may detract significantly from investment results and an investment in Fund shares may not be advisable for investors who anticipate regularly making small investments through a brokerage account.

Fluctuation of Net Asset Value Risk. The NAV of the Fund’s shares will generally fluctuate with changes in the market value of the Fund’s holdings. The market prices of the Fund’s shares will generally fluctuate in accordance with changes in NAV as well as the relative supply of and demand for the Fund’s shares on the CBOE. The Adviser cannot predict whether the shares will trade below, at or above their NAV. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for the Fund’s shares will be closely related to, but not identical to, the same forces influencing the prices of the Fund’s holdings trading individually or in the aggregate at any point in time.

Authorized Participant Concentration Risk. Only an Authorized Participant may engage in creation or redemption transactions directly with the Fund, and none of those Authorized Participants is obligated to engage in creation and/or redemption transactions. The Fund has a limited number of institutions that may act as Authorized Participants on an agency basis (i.e., on behalf of other market participants). To the extent that Authorized Participants exit the business or are unable to proceed with creation or redemption orders with respect to the Fund and no other Authorized Participant is able to step forward to create or redeem Creation Units, Fund shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts or delisting.

Activism Risk. An activist investor uses an equity stake in a corporation to put public pressure on a company’s management team and board in order to achieve certain objectives such as the increase of shareholder value through changes in corporate policy or financing structure, or reduction of expenses. Shareholder activism can take any of several forms, including proxy battles, publicity campaigns, and negotiations with management. In the event that an affiliate of the Fund or its investment adviser is engaged in an activist campaign with respect to a portfolio company, the Fund may be foreclosed from taking certain actions with respect to that company as a result of prohibitions on engaging in joint transactions with affiliates under Section 17(d) of the 1940 Act or as a result of other regulatory or fiduciary concerns. In addition, while the Fund intends to seek select opportunities to actively engage with one or more portfolio companies, it may only be able to do so in limited circumstances where no other affiliated fund has elected to do so with respect to the same portfolio companies. Certain affiliated investment vehicles may also have a priority over the Fund with respect to engagement opportunities with specific portfolio companies. The Fund intends to be focused and directed in the selection of opportunities to actively engage with its portfolio companies. However, the foregoing restrictions and priorities may limit the Fund's ability to engage with some of those select opportunities. In addition, the Fund may also be deemed to have knowledge of material nonpublic information with respect to portfolio companies from time to time as a result of actions being contemplated by one or more of its affiliates, which may limit its ability to trade in a specific name or buy or sell a position even if it may otherwise be appropriate to do so. In the event the Fund were to engage in activism, such activities may not be successful, or even if successful, the Fund’s investment may lose value. Additionally, engaging in activism may cause the Fund to incur additional expenses that another similar index fund may not experience.

Index-Related Risk. The Fund seeks to achieve a return that corresponds generally to the price and yield performance, before fees and expenses, of the Underlying Index as published by the Index Provider. There is no assurance that the Index Provider or any agents that may act on its behalf will compile the Underlying Index accurately, or that the Underlying Index will be determined, composed or calculated accurately. While the Index Provider provides descriptions of what the Underlying Index is designed to achieve, neither the Index Provider nor its agents provide any warranty or accept any liability in relation to the quality, accuracy or completeness of the Underlying Index or its related data, and they do not guarantee that the Underlying Index will be in line with the Index Provider’s methodology. The Adviser’s mandate as described in this Prospectus is to manage the Fund consistently with the Underlying Index provided by the Index Provider to the Adviser. The Adviser does not provide any warranty or guarantee against the Index Provider’s or any agent’s errors. Errors in respect of the quality, accuracy and completeness of the data used to compile the Underlying Index may occur from time to time and may not be identified and corrected by the Index Provider for a period of time or at all, particularly where the indices are less commonly used as benchmarks by funds or managers. Such errors may negatively or positively impact the Fund and its shareholders. For example, during a period where the Underlying Index contains incorrect constituents, the Fund would have market exposure to such constituents and would be underexposed to the Underlying Index’s other constituents. Shareholders should understand that any gains from Index Provider errors will be kept by the Fund and its shareholders and any losses or costs resulting from Index Provider errors will be borne by the Fund and its shareholders.

Unusual market conditions may cause the Index Provider to postpone a scheduled rebalance, which could cause the Underlying Index to vary from its normal or expected composition. The postponement of a scheduled rebalance in a time of market volatility could mean that constituents that would otherwise be removed at rebalance due to changes in market capitalizations, issuer credit ratings, or other reasons may remain, causing the performance and constituents of the Underlying Index to vary from those expected under normal conditions. Apart from scheduled rebalances, the Index Provider or its agents may carry out additional ad hoc rebalances to the Underlying Index due to reaching certain weighting constraints, unusual market conditions or in order, for example, to correct an error in the selection of index constituents. When the Underlying Index is rebalanced and the Fund in turn rebalances its portfolio to attempt to increase the correlation between the Fund’s portfolio and the Underlying Index, any transaction costs and market exposure arising from such portfolio rebalancing will be borne directly by the Fund and its shareholders. Therefore, errors and additional ad hoc rebalances carried out by the Index Provider or its agents to the Underlying Index may increase the costs to and the tracking error risk of the Fund.

Limited History of Operations Risk. The Fund is a new fund with no history of operations for investors to evaluate.

Equity Securities Risk. The Fund invests in equity securities, which are subject to changes in value that may be attributable to market perception of a particular issuer or to general stock market fluctuations that affect all issuers. Investments in equity securities may be more volatile than investments in other asset classes. The Underlying Index is comprised of common stocks, which generally subject their holders to more risks than preferred stocks and debt securities because common stockholders’ claims are subordinated to those of holders of preferred stocks and debt securities upon the bankruptcy of the issuer.

Large-Capitalization Companies Risk. Large-capitalization companies may be less able than smaller capitalization companies to adapt to changing market conditions. Large-capitalization companies may be more mature and subject to more limited growth potential compared with smaller capitalization companies. During different market cycles, the performance of large-capitalization companies has trailed the overall performance of the broader securities markets.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. The value of a security or other asset may decline due to changes in general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or factors that affect a particular issuer or issuers, exchange or exchanges, country, group of countries, region, market, industry, group of industries, sector or asset class. Local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on the Fund and its investments and could result in increased premiums or discounts to the Fund’s NAV. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates generally do not have the same impact on all types of securities and instruments.

Tracking Error Risk. The Fund may be subject to tracking error, which is the divergence of the Fund’s performance from that of the Underlying Index. Tracking error may occur because of differences between the securities and other instruments held in the Fund’s portfolio and those included in the Underlying Index, pricing differences, transaction costs incurred by the Fund, the Fund’s holding of uninvested cash, differences in timing of the accrual of or the valuation of dividends or interest, the requirements to maintain tax treatment or the consequences of other tax structuring, portfolio transactions carried out to minimize the distribution of capital gains to shareholders, acceptance of custom baskets, changes to the Underlying Index or the costs to the Fund of complying with various new or existing regulatory requirements. This risk may be heightened during times of increased market volatility or other unusual market conditions. Tracking error also may result because the Fund incurs fees and expenses, while the Underlying Index does not.

Asset Class Risk. The securities and other assets in the Underlying Index or in the Fund’s portfolio may underperform in comparison to other securities or indexes that track other countries, groups of countries, regions, industries, groups of industries, markets, asset classes or sectors. Various types of securities, currencies and indexes may experience cycles of outperformance and underperformance in comparison to the general financial markets depending upon a number of factors including, among other things, inflation, interest rates, productivity, global demand for local products or resources, and regulation and governmental controls. This may cause the Fund to underperform other investment vehicles that invest in different asset classes.

Concentration Risk. The Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities and/or other assets of a particular issuer or issuers, country, region, market, industry, group of industries, sector or asset class. The Fund may be more adversely affected by the underperformance of those securities and/or other assets, may experience increased price volatility and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting those securities and/or other assets than a fund that does not concentrate its investments.

Cybersecurity Risk. With the increased use of technologies such as the internet to conduct business, the Fund, Authorized Participants, service providers and the relevant listing exchange are susceptible to operational, information security and related “cyber” risks both directly and through their service providers. Similar types of cybersecurity risks are also present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers and may cause the Fund’s investment in such portfolio companies to lose value. Unlike many other types of risks faced by the Fund, these risks typically are not covered by insurance. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber incidents include, but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyberattacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Recently, geopolitical tensions may have increased the scale and sophistication of deliberate attacks, particularly those from nation-states or from entities with nation-state backing.

Cybersecurity failures by or breaches of the systems of the Fund’s adviser, distributor and other service providers (including, but not limited to, index and benchmark providers, fund accountants, custodians, transfer agents and administrators), market makers, Authorized Participants or the issuers of securities in which the Fund invests, have the ability to cause disruptions and impact business operations, potentially resulting in: financial losses, interference with the Fund’s ability to calculate its NAV, disclosure of confidential trading information, impediments to trading, submission of erroneous trades or erroneous creation or redemption orders, the inability of the Fund or its service providers to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, cyberattacks may render records of Fund assets and transactions, shareholder ownership of Fund shares, and other data integral to the functioning of the Fund inaccessible or inaccurate or incomplete. Substantial costs may be incurred by the Fund in order to resolve or prevent cyber incidents in the future. While the Fund has established business continuity plans in the event of, and risk management systems to prevent, such cyber incidents, there are inherent limitations in such plans and systems, including the possibility that certain risks have not been identified and that prevention and remediation efforts will not be successful or that cyberattacks will go undetected. Furthermore, the Fund cannot control the cybersecurity plans and systems put in place by service providers to the Fund, issuers in which the Fund invests, the Index Provider, market makers or Authorized Participants. The Fund and its shareholders could be negatively impacted as a result.

Infectious Illness Risk. An outbreak of an infectious respiratory illness, COVID-19, caused by a novel coronavirus that was first detected in December 2019 has spread globally. The impact of this outbreak has adversely affected the economies of many nations and the global economy, and may impact individual issuers and capital markets in ways that cannot be foreseen. The duration of the outbreak and its effects cannot be predicted with certainty. Any market or economic disruption can be expected to result in elevated tracking error and increased premiums or discounts to the Fund’s NAV.

•	General Impact. This outbreak has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, lower consumer demand, temporary closures of stores, restaurants and other commercial establishments, layoffs, defaults and other significant economic impacts, as well as general concern and uncertainty.

•	Market Volatility. The outbreak has also resulted in extreme volatility, severe losses, and disruptions in markets which can adversely impact the Fund and its investments, including impairing hedging activity to the extent the Fund engages in such activity, as expected correlations between related markets or instruments may no longer apply. In addition, to the extent the Fund invests in short-term instruments that have negative yields, the Fund’s value may be impaired as a result. Certain issuers of equity securities have cancelled or announced the suspension of dividends. The outbreak has, and may continue to, negatively affect the credit ratings of some fixed income securities and their issuers.

•	Market Closures. Certain local markets have been or may be subject to closures, and there can be no assurance that trading will continue in any local markets in which the Fund may invest, when any resumption of trading will occur or, once such markets resume trading, whether they will face further closures. Any suspension of trading in markets in which the Fund invests will have an impact on the Fund and its investments and will impact the Fund’s ability to purchase or sell securities in such markets.

•	Operational Risk. The outbreak could also impair the information technology and other operational systems upon which the Fund’s service providers, including the Adviser, rely, and could otherwise disrupt the ability of employees of the Fund’s service providers to perform critical tasks relating to the Fund, for example, due to the service providers’ employees performing tasks in alternate locations than under normal operating conditions or the illness of certain employees of the Fund’s service providers.

•	Governmental Interventions. Governmental and quasi-governmental authorities and regulators throughout the world have responded to the outbreak and the resulting economic disruptions with a variety of fiscal and monetary policy changes, including direct capital infusions into companies and other issuers, new monetary policy tools, and lower interest rates. An unexpected or sudden reversal of these policies, or the ineffectiveness of such policies, is likely to increase market volatility, which could adversely affect the Fund’s investments.

•	Pre-Existing Conditions. Public health crises caused by the outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. Other infectious illness outbreaks that may arise in the future could have similar or other unforeseen effects.

Issuer Risk. The performance of the Fund depends on the performance of individual securities to which the Fund has exposure. Any issuer of these securities may perform poorly, causing the value of its securities to decline. Poor performance may be caused by poor management decisions, competitive pressures, changes in technology, expiration of patent protection, disruptions in supply, labor problems or shortages, corporate restructurings, fraudulent disclosures, credit deterioration of the issuer or other factors. Issuers may, in times of distress or at their own discretion, decide to reduce or eliminate dividends, which may also cause their stock prices to decline. An issuer may also be subject to risks associated with the countries, states and regions in which the issuer resides, invests, sells products, or otherwise conducts operations.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and the Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address significant operational risks.

Passive Investment Risk. The Fund is not actively managed and may be affected by a general decline in market segments related to the Underlying Index. The Fund invests in securities included in the Underlying Index, regardless of their investment merits. The Adviser generally does not attempt to invest the Fund’s assets in defensive positions under any market conditions, including declining markets.

Risk of Investing in the U.S. A decrease in imports or exports, changes in trade regulations and/or an economic recession in the U.S. may have a material adverse effect on the U.S. economy and the securities listed on U.S. exchanges. Proposed and adopted policy and legislative changes in the U.S. are changing many aspects of financial and other regulation and may have a significant effect on the U.S. markets generally, as well as on the value of certain securities. In addition, a continued rise in the U.S. public debt level or the imposition of U.S. austerity measures may adversely affect U.S. economic growth and the securities to which the Fund has exposure.

The U.S. has developed increasingly strained relations with a number of foreign countries. If relations with certain countries continue to worsen, it could adversely affect U.S. issuers as well as non-U.S. issuers that rely on the U.S. for trade. The U.S. has also experienced increased internal unrest and discord. If this trend were to continue, it may have an adverse impact on the U.S. economy and the issuers in which the Fund invests.

Securities Lending Risk. The Fund may engage in securities lending. Securities lending involves the risk that the Fund may lose money because the borrower of the loaned securities fails to return the securities in a timely manner or at all. The Fund could also lose money in the event of a decline in the value of collateral provided for loaned securities or a decline in the value of any investments made with cash collateral. These events could also trigger adverse tax consequences for the Fund. In addition, to the extent loaned securities are not returned in a timely manner, the Fund may be unable to vote proxies for such securities in accordance with its proxy voting policy.

Technology Sector Risk. Technology companies, including information technology companies, face intense competition, both domestically and internationally, which may have an adverse effect on a company’s profit margins. Technology companies may have limited product lines, markets, financial resources or personnel. The products of technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the technology sector are heavily dependent on patent and other intellectual property rights. A technology company’s loss or impairment of these rights may adversely affect the company’s profitability. Companies in the technology sector are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action. The technology sector may also be adversely affected by changes or trends in commodity prices, which may be influenced or characterized by unpredictable factors.

American Depositary Receipt (“ADR”) Risk. ADRs are receipts issued by US banks evidencing ownership in securities of foreign issuers. Securities of foreign issuers, and consequently ADRs, may decrease in value due to changes in currency exchange rates, the economic climate in the issuer’s home country or for a variety of other reasons.

A Further Discussion of Other Risks

The Fund may also be subject to certain other risks associated with its investments and investment strategies. The order of the below risk factors does not indicate the significance of any particular risk factor.

Basic Materials Risk. Companies engaged in the production and distribution of basic materials may be adversely affected by changes in world events, political and economic conditions, energy conservation, environmental policies, commodity price volatility, changes in exchange rates, imposition of import controls, increased competition, depletion of resources and labor relations.

Close-Out Risk for Qualified Financial Contracts. Regulations adopted by global prudential regulators that are now in effect require counterparties that are part of U.S. or foreign global systemically important banking organizations to include contractual restrictions on close-out and cross-default in agreements relating to qualified financial contracts. Qualified financial contracts include agreements relating to swaps, currency forwards and other derivatives as well as repurchase agreements and securities lending agreements. The restrictions prevent the Fund from closing out a qualified financial contract during a specified time period if the counterparty is subject to resolution proceedings and also prohibit the Fund from exercising default rights due to a receivership or similar proceeding of an affiliate of the counterparty. These requirements may increase credit risk and other risks to the Fund.

Communication Services Sector Risk. The communication services sector consists of both companies in the telecommunication services industry as well as those in the media and entertainment industry. Examples of companies in the telecommunication services industry group include providers of fiber- optic, fixed-line, cellular and wireless telecommunications networks. Companies in the media and entertainment industry group encompass a variety of services and products including television broadcasting, gaming products, social media, networking platforms, online classifieds, online review websites, and Internet search engines. Companies in the communication services sector may be affected by industry competition, substantial capital requirements, government regulation, and obsolescence of communications products and services due to technological advancement. Fluctuating domestic and international demand, shifting demographics and often unpredictable changes in consumer tastes can drastically affect a communication services company’s profitability. In addition, while all companies may be susceptible to network security breaches, certain companies in the communication services sector may be particular targets of hacking and potential theft of proprietary or consumer information or disruptions in service, which could have a material adverse effect on their businesses.

The communication services sector of a country’s economy is often subject to extensive government regulation. The costs of complying with governmental regulations, delays or failure to receive required regulatory approvals, or the enactment of new regulatory requirements may negatively affect the business of communications companies. Government actions around the world, specifically in the area of pre-marketing clearance of products and prices, can be arbitrary and unpredictable. The communications services industry can also be significantly affected by intense competition for market share, including competition with alternative technologies such as wireless communications, product compatibility and standardization, consumer preferences, rapid product obsolescence, research and development of new products, lack of standardization or compatibility with existing technologies, and a dependency on patent and copyright protections. Companies in the communication services sector may encounter distressed cash flows due to the need to commit substantial capital to meet increasing competition, particularly in developing new products and services using new technology. Technological innovations may make the products and services of certain communications companies obsolete.

Telecommunications providers with exposure to the U.S. are generally required to obtain franchises or licenses in order to provide services in a given location. Licensing and franchise rights in the telecommunications sector are limited, which may provide an advantage to certain participants. Limited availability of such rights, high barriers to market entry and regulatory oversight, among other factors, have led to consolidation of companies within the sector, which could lead to further regulation or other negative effects in the future. Telecommunication providers investing in non-U.S. countries may be subject to similar risks. Additional risks include those related to competitive challenges in the U.S. from non-U.S. competitors engaged in strategic joint ventures with U.S. companies and in non-U.S. markets from both U.S. and non-U.S. competitors.

Companies in the media and entertainment industries can be significantly affected by several factors, including competition, particularly in formulation of products and services using new technologies, cyclicality of revenues and earnings, a potential decrease in the discretionary income of targeted individuals, changing consumer tastes and interests, and the potential increase in government regulation. Companies in the media and entertainment industries may become obsolete quickly. Advertising spending can be an important revenue source for media and entertainment companies. During economic downturns advertising spending typically decreases and, as a result, media and entertainment companies tend to generate less revenue.

Consumer Discretionary Sector Risk. The success of consumer product manufacturers and retailers is tied closely to the performance of domestic and international economies, interest rates, exchange rates, competition, consumer confidence, changes in demographics and consumer preferences. Companies in the consumer discretionary sector depend heavily on disposable household income and consumer spending, and may be strongly affected by social trends and marketing campaigns. These companies may be subject to severe competition, which may have an adverse impact on their profitability.

Consumer Staples Sector Risk. Companies in the consumer staples sector may be affected by the regulation of various product components and production methods, marketing campaigns and changes in the global economy, consumer spending and consumer demand. Tobacco companies, in particular, may be adversely affected by new laws, regulations and litigation. Companies in the consumer staples sector may also be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors. These companies may be subject to severe competition, which may have an adverse impact on their profitability.

Utilities Sector Risk. Companies in the utilities sector are subject to certain risks, including risks associated with government regulation, interest rate changes, financing difficulties, supply and demand for services or products, intense competition, natural resource conservation and commodity price fluctuations.

Dividend Risk. There is no guarantee that issuers of the stocks held by the Fund will declare dividends in the future or that, if declared, they will be paid, or that they will either remain at current levels or increase over time.

Real Estate Sector Risk. The real estate sector includes companies involved in commercial, residential and industrial real estate and includes shares of real estate investment trusts (“REITs”) and other real estate related securities. Property values or revenues from real estate investments may fall due to many different factors, including: disruptions to real estate sales markets, increased vacancies or declining rents, negative economic developments affecting businesses or individuals, increased real estate operating costs, lower real estate demand, oversupply, obsolescence, competition, uninsured casualty losses, condemnation losses, environmental liabilities, the failure of borrowers to repay loans in a timely manner, changes in prevailing interest rates or rates of inflation, lack of available credit or changes in federal or state taxation policies affecting real estate. The price of a real estate company’s securities may also drop because of dividend reductions, lowered credit ratings, poor company management, or other factors that affect companies in general.

Financial Sector Risk. Companies in the financial sector of an economy are subject to extensive governmental regulation and intervention, which may adversely affect the scope of their activities, the prices they can charge, the amount of capital they must maintain and, potentially, their size. The extent to which the Fund may invest in a company that engages in securities-related activities or banking is limited by applicable law. Governmental regulation may change frequently and may have significant adverse consequences for companies in the financial sector, including effects not intended by such regulation. Recently enacted legislation in the U.S. has relaxed capital requirements and other regulatory burdens on certain U.S. banks. While the effect of the legislation may benefit certain companies in the financial sector, increased risk taking by affected banks may also result in greater overall risk in the U.S. and global financial sector. The impact of changes in capital requirements, or recent or future regulation in various countries, on any individual financial company or on the financial sector as a whole cannot be predicted. Certain risks may impact the value of investments in the financial sector more severely than those of investments outside this sector, including the risks associated with companies that operate with substantial financial leverage. Companies in the financial sector may also be adversely affected by increases in interest rates and loan losses, decreases in the availability of money or asset valuations, credit rating downgrades and adverse conditions in other related markets. Insurance companies, in particular, may be subject to severe price competition and/or rate regulation, which may have an adverse impact on their profitability. The financial sector is particularly sensitive to fluctuations in interest rates. The financial sector is also a target for cyberattacks, and may experience technology malfunctions and disruptions. In recent years, cyberattacks and technology malfunctions and failures have become increasingly frequent in this sector and have reportedly caused losses to companies in this sector, which may negatively impact the Fund.

Healthcare Sector Risk. The profitability of companies in the healthcare sector may be adversely affected by the following factors, among others: extensive government regulations, restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure, an increased emphasis on outpatient services, changes in the demand for medical products and services, a limited number of products, industry innovation, changes in technologies and other market developments. A number of issuers in the healthcare sector have recently merged or otherwise experienced consolidation. The effects of this trend toward consolidation are unknown and may be far-reaching. Many healthcare companies are heavily dependent on patent protection. The expiration of a company’s patents may adversely affect that company’s profitability. Many healthcare companies are subject to extensive litigation based on product liability and similar claims. Healthcare companies are subject to competitive forces that may make it difficult to raise prices and, in fact, may result in price discounting. Many new products in the healthcare sector may be subject to regulatory approvals. The process of obtaining such approvals may be long and costly, and such efforts ultimately may be unsuccessful. Companies in the healthcare sector may be thinly capitalized and may be susceptible to product obsolescence. In addition, a number of legislative proposals concerning healthcare have been considered by the U.S. Congress in recent years. It is unclear what proposals will ultimately be enacted, if any, and what effect they may have on companies in the healthcare sector.

Illiquid Investments Risk. The Fund may invest up to an aggregate amount of 15% of its net assets in illiquid investments. An illiquid investment is any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without significantly changing the market value of the investment. To the extent the Fund holds illiquid investments, the illiquid investments may reduce the returns of the Fund because the Fund may be unable to transact at advantageous times or prices. An investment may be illiquid due to, among other things, the reduced number and capacity of traditional market participants to make a market in securities or instruments or the lack of an active market for such securities or instruments. To the extent that the Fund invests in securities or instruments with substantial market and/or credit risk, the Fund will tend to have increased exposure to the risks associated with illiquid investments. Liquid investments may become illiquid after purchase by the Fund, particularly during periods of market turmoil. There can be no assurance that a security or instrument that is deemed to be liquid when purchased will continue to be liquid for as long as it is held by the Fund, and any security or instrument held by the Fund may be deemed an illiquid investment pursuant to the Fund’s liquidity risk management program. Illiquid investments may be harder to value, especially in changing markets. Although the Fund primarily seeks to redeem shares of the Fund on an in-kind basis, if the Fund is forced to sell underlying investments at reduced prices or under unfavorable conditions to meet redemption requests or for other cash needs, the Fund may suffer a loss. This may be magnified in a rising interest rate environment or other circumstances where redemptions from the Fund may be greater than normal. Other market participants may be attempting to liquidate holdings at the same time as the Fund, causing increased supply of the Fund’s underlying investments in the market and contributing to illiquid investments risk and downward pricing pressure. During periods of market volatility, liquidity in the market for the Fund’s shares may be impacted by the liquidity in the market for the underlying securities or instruments held by the Fund, which could lead to the Fund’s shares trading at a premium or discount to the Fund’s NAV.

Energy Sector Risk. Companies in the energy sector are subject to certain risks, including legislative or regulatory changes, adverse market conditions and increased competition. Performance of such companies may be affected by factors including, among others, fluctuations in energy prices, energy fuel supply and demand factors, energy conservation, the success of exploration projects, local and international politics, and events occurring in nature. For instance, natural events (such as earthquakes, hurricanes or fires in prime natural resources areas) and political events (such as government instability or military confrontations) can affect the value of companies involved in business activities in the energy sector. Other risks may include liabilities for environmental damage and general civil liabilities, depletion of resources, and mandated expenditures for safety and pollution control. The energy sector may also be affected by economic cycles, rising interest rates, high inflation, technical progress, labor relations, legislative or regulatory changes, local and international politics, and adverse market conditions.

Industrials Sector Risk. The value of securities issued by companies in the industrials sector may be adversely affected by supply and demand changes related to their specific products or services and industrials sector products in general. The products of manufacturing companies may face obsolescence due to rapid technological developments and frequent new product introduction. Global events, trade disputes and changes in government regulations, economic conditions and exchange rates may adversely affect the performance of companies in the industrials sector. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. The industrials sector may also be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors. Companies in the industrials sector, particularly aerospace and defense companies, may also be adversely affected by government spending policies because companies in this sector tend to rely to a significant extent on government demand for their products and services.

Threshold/Underinvestment Risk. If certain aggregate and/or fund-level ownership thresholds are reached through transactions undertaken by the Adviser, its affiliates or the Fund, or as a result of third-party transactions or actions by an issuer or regulator, the ability of the Adviser and its affiliates on behalf of clients (including the Fund) to purchase or dispose of investments, or exercise rights or undertake business transactions, may be restricted by regulation or otherwise impaired. The capacity of the Fund to make investments in certain securities may be affected by the relevant threshold limits, and such limitations may have adverse effects on the liquidity and performance of the Fund’s portfolio holdings compared to the performance of the Underlying Index. This may increase the risk of the Fund being underinvested to the Underlying Index and increase the risk of tracking error.

For example, in certain circumstances where the Fund invests in securities issued by companies that operate in certain regulated industries or in certain emerging or international markets, is subject to corporate or regulatory ownership restrictions, or invests in certain futures or other derivative transactions, there may be limits on the aggregate and/or fund-level amount invested or voted by the Adviser and its affiliates for their proprietary accounts and for client accounts (including the Fund) that may not be exceeded without the grant of a license or other regulatory or corporate consent or, if exceeded, may cause the Adviser and its affiliates, the Fund or other client accounts to suffer disadvantages or business restrictions.

Risk of Reliance on ESG Metrics and Third-Party Data Providers. The Adviser intends to evaluate its portfolio companies in part through the use of specific ESG metrics that will be tested, among other ways, through the use information sourced from third-party data providers. For example, the ESG criteria used by the Adviser in seeking to encourage transformational change at the companies within the Fund’s portfolio incorporates data and scores provided by third parties. In addition, the proxy voting guidelines developed by the Adviser will employ similar ESG metrics that will likewise be evaluated with the assistance of third-party data providers. The data and scores provided by such third parties, though, may be limited or only take into account one or a few of many ESG related components of portfolio companies. In addition, ESG information and scores across third party data providers, indexes and other funds may differ substantially and/or be incomparable. As a result, the approach taken by the Fund with respect to a specific portfolio company may differ materially depending upon which third party data provider or providers it engages. The Fund’s reliance upon such third party data providers may also expose it to data or scoring errors on the part of such third parties.

Portfolio Holdings Disclosure

A description of the Fund’s policies and procedures regarding the release of portfolio holdings information is available in the Fund’s Statement of Additional Information (“SAI”).

MANAGEMENT

Adviser

Fund Management at Engine No. 1 LLC, located at 710 Sansome Street, San Francisco, CA 94111, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.

For its investment advisory services to the Fund, the Adviser is paid a management fee from the Fund based on a percentage of the Fund’s average daily net assets, at the annual rate of 0.05%. The Adviser may from time to time voluntarily waive and/or reimburse fees or expenses in order to limit total annual fund operating expenses, as may be specified in a separate letter of agreement.

Pursuant to the Investment Advisory Agreement between the Adviser and the Trust (entered into on behalf of the Fund), the Adviser is responsible for substantially all expenses of the Fund, except (i) interest and taxes (including, but not limited to, income, excise, transfer and withholding taxes); (ii) expenses of the Fund incurred with respect to the acquisition, holding, voting and/or disposition of portfolio securities and the execution of portfolio transactions, including brokerage commissions; (iii) expenses incurred in connection with any distribution plan adopted by the Trust in compliance with Rule 12b-1 under the 1940 Act, including distribution fees; (iv) the advisory fee payable to the Adviser hereunder; and (v) litigation expenses (including fees and expenses of counsel retained by or on behalf of the Trust or any Fund) and any fees, costs or expenses payable by the Trust or any Fund pursuant to indemnification obligations to which the Trust or such Fund may be subject (pursuant to contract or otherwise); and (vi) any extraordinary expenses, as determined by a majority of the Independent Trustees.

A discussion regarding the basis for the Board of Trustees’ approval of the Investment Advisory Agreement will be available in the Fund’s annual report to shareholders for the period ending October 31, 2021.

Portfolio Manager

Molly Landes has been with Engine No. 1 since March 2021. Prior to her role at Engine No. 1, Ms. Landes was employed at BlackRock with a focus on Portfolio Management and trading since 2011. Before her time with BlackRock, Ms. Landes focused on domestic and international equity trading at both Fidelity and Bank of America/US Trust. Ms. Landes holds an MBA in Finance from Boston University and a BA in Telecommunications with a Business Minor from Indiana University.

The Fund’s SAI provides additional information about the Portfolio Manager’s compensation structure, other accounts managed by the Portfolio Manager, and the Portfolio Manager’s ownership of shares in the Fund.

HOW SHARES ARE PRICED

The NAV of shares is determined at the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern Time) on each day the New York Stock Exchange (“NYSE”) is open. NAV is computed by determining the aggregate market value of all assets of the Fund, less its liabilities, divided by the total number of shares outstanding ((assets-liabilities)/number of shares = NAV). The NYSE is closed on weekends and New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV takes into account the expenses and fees of the Fund, including management, administration, and distribution fees, which are accrued daily. The determination of NAV for the Fund for a particular day is applicable to all applications for the purchase of shares, as well as all requests for the redemption of shares, received by the Fund (or an authorized broker or agent, or its authorized designee) before the close of trading on the NYSE on that day.

Generally, securities traded or dealt in upon one or more securities exchanges (whether domestic or foreign) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the mean between the current bid and ask prices on such exchange. Securities primarily traded in the National Association of Securities Dealers’ Automated Quotation System (“NASDAQ”) National Market System for which market quotations are readily available shall be valued using the NASDAQ official closing price. Securities that are not traded or dealt in any securities exchange (whether domestic or foreign) and for which over-the-counter market quotations are readily available generally shall be valued at the last sale price or, in the absence of a sale, at the mean between the current bid and ask price on such over-the-counter market. Debt securities not traded on an exchange may be valued at prices supplied by a pricing agent (s) based on broker or dealer supplied valuations or matrix pricing, a method of valuing securities by reference to the value of other securities with similar characteristics, such as rating, interest rate and maturity. Futures, swaps and options contracts listed for trading on a futures or options exchange or board of trade for which market quotations are generally available are valued at the last quoted sale price, or, in the absence of a sale, at the mean of the last bid and ask price. Total return swaps on exchange-listed securities are valued at the last quoted sale price, or, in the absence of a sale, at the mean of the last bid and ask price.

If market quotations are not readily available, securities or other assets will be valued at their fair value as determined in good faith by the Adviser in accordance with procedures approved by the Board and evaluated by the Board as to the reliability of the fair value method used. In these cases, the Fund’s NAV will reflect certain portfolio securities’ fair values rather than their market prices. Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security or other asset may be materially different than the value that could be realized upon the sale of that security or other asset. The fair value prices can differ from market prices. The Board has delegated execution of these procedures to a fair value committee. The committee may also enlist third party consultants such as an audit firm or financial officer of a security issuer on an as-needed basis to assist in determining a security-specific fair value. The Board reviews and ratifies the execution of this process and the resultant fair value prices at least quarterly to assure the process produces reliable results.

The Fund may use independent pricing services to assist in calculating the value of the Fund’s securities or other assets.

With respect to any portion of the Fund’s assets that are invested in one or more open-end management investment companies registered under the 1940 Act, the Fund’s net asset value is calculated based upon the net asset values of those open-end management investment companies, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

Premium/Discount Information

Most investors will buy and sell shares of the Fund in secondary market transactions through brokers at market prices and the Fund’s shares will trade at market prices. The market price of shares of the Fund may be greater than, equal to, or less than NAV. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of shares of the Fund.

HOW TO BUY AND SELL SHARES

Shares of the Fund are listed for trading on the CBOE under the symbol VOTE. Share prices are reported in dollars and cents per share. Shares can be bought and sold on the secondary market throughout the trading day like other publicly-traded shares at their market price, and shares typically trade in blocks smaller than a Creation Unit. There is no minimum investment required. Shares may only be purchased and sold on the secondary market when the CBOE is open for trading. The CBOE is open for trading Monday through Friday and is closed on weekends and the following holidays, as observed: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

When buying or selling shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction.

Authorized Participants may acquire shares directly from the Fund, and Authorized Participants may tender their shares for redemption directly to the Fund, at NAV per share only in large blocks, or Creation Units, of 20,000 shares. Purchases and redemptions directly with the Fund must follow the Fund’s procedures, which are described in the SAI.

The Fund may liquidate and terminate at any time without shareholder approval.

Share Trading Prices

The trading prices of the Fund’s shares in the secondary market generally differ from the Fund’s daily NAV and are affected by market forces such as the supply of and demand for ETF shares and shares of underlying securities held by the Fund, economic conditions and other factors.

Book Entry

Shares are held in book entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding shares of the Fund and is recognized as the owner of all shares for all purposes.

Investors owning shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of shares, you are not entitled to receive physical delivery of stock certificates or to have shares registered in your name, and you are not considered a registered owner of shares. Therefore, to exercise any right as an owner of shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other securities that you hold in book entry or “street name” form.

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

Shares can only be purchased and redeemed directly from the Fund in Creation Units by Authorized Participants, and the vast majority of trading shares occurs on the secondary market. Because the secondary market trades do not directly involve the Fund, it is unlikely those trades would cause the harmful effects of market timing, including dilution, disruption of portfolio management, increases in the Fund’s trading costs and the realization of gains or losses. With regard to the purchase or redemption of Creation Units directly with the Fund, to the extent effected in-kind (i.e., for securities), those trades do not cause the harmful effects that may result from frequent cash trades. To the extent trades are effected in whole or in part in cash, those trades could result in dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective. However, direct trading by Authorized Participants is critical to ensuring that shares trade at or close to NAV. The Fund also employs fair valuation pricing to minimize potential dilution from market timing. In addition, the Fund imposes transaction fees on purchases and redemptions of Fund shares to cover the custodial and other costs incurred by the Fund in effecting trades. These fees increase if an investor substitutes cash in part or in whole for securities, reflecting the fact that the Fund’s trading costs increase in those circumstances. Given this structure, the Fund has determined that it is not necessary to adopt policies and procedures to detect and deter market timing of the Fund’s shares.

DIVIDENDS, OTHER DISTRIBUTION AND TAXES

Shares are traded throughout the day in the secondary market on the CBOE on an intra-day basis and are created and redeemed in-kind and/or for cash in Creation Units at each day’s next calculated NAV. In-kind arrangements are designed to protect ongoing shareholders from the adverse effects on the Fund’s portfolio that could arise from frequent cash redemption transactions. In a conventional mutual fund, redemptions can have an adverse tax impact on shareholders if the mutual fund needs to sell portfolio securities to obtain cash to meet net fund redemptions. These sales may generate taxable gains for the ongoing shareholders of the mutual fund, whereas the shares’ in-kind redemption mechanism generally will not lead to a tax event for the Fund or its ongoing shareholders.

Ordinarily, dividends from net investment income, if any, are declared and paid at least annually. The Fund generally distributes its net realized capital gains, if any, to shareholders annually. The Fund may also pay a special distribution at the end of a calendar year to comply with federal tax requirements.

Distributions in cash may be reinvested automatically in additional whole shares only if the broker through whom you purchased shares makes such option available.

Taxes

As with any investment, you should consider how your investment in shares will be taxed. The tax information in this prospectus is provided as general information. You should consult your own tax professional about the tax consequences of an investment in shares. The Fund intends to elect, and intends to qualify each year, as a RIC (as defined below) under the Internal Revenue Code of 1986, as amended (the “Code”). As a RIC, the Fund is generally not subject to corporate-level U.S. federal income tax on any net ordinary income or capital gains that are timely distributed to shareholders. However, the Fund’s failure to qualify as a RIC or to meet minimum distribution requirements would result (if certain relief provisions were not available) in corporate-level taxation and, consequently, a reduction in amounts available for distribution to shareholders.

Taxes on Distributions

Distributions of the Fund’s “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) generally will be taxable as dividend income to U.S. shareholders to the extent of the Fund’s current or accumulated earnings and profits, except that the Fund’s dividends attributable to its “qualified dividend income” (i.e., dividends received on stock of certain domestic and certain foreign corporations with respect to which the Fund satisfies certain holding period and other restrictions), if any, generally are subject to federal income tax for non-corporate shareholders who satisfy those restrictions with respect to their Fund shares at the rate for net capital gain – under current law, at a maximum rate of 20%. A part of the Fund’s dividends also may be eligible for the dividends-received deduction allowed to corporations -- the eligible portion may not exceed the aggregate dividends the Fund receives from domestic corporations subject to federal income tax (excluding REITs) and excludes dividends from foreign corporations -- subject to similar restrictions.

In general, your distributions are subject to federal income tax when they are paid, whether you take them in cash or reinvest them in the Fund (if that option is available). Distributions reinvested in additional shares of the Fund through the means of a dividend reinvestment service, if available, will be taxable to shareholders acquiring the additional shares to the same extent as if such distributions had been received in cash. Distributions of net long-term capital gains, if any, in excess of net short-term capital losses are taxable as long-term capital gains, regardless of how long you have held the shares.

U.S. individuals with income exceeding specified thresholds are subject to a 3.8% Medicare contribution tax on all or a portion of their “net investment income,” which includes interest, dividends, and certain capital gains (generally including capital gains distributions and capital gains realized on the sale of shares). This 3.8% tax also applies to all or a portion of the undistributed net investment income of certain shareholders that are estates and trusts.

In general, your distributions are subject to federal income tax for the year in which they are paid. Certain distributions paid in January, however, may be treated as paid on December 31 of the prior year. Distributions are generally taxable even if they are paid from income or gains earned by the Fund before your investment (and thus were included in the shares’ NAV when you purchased your shares).

Distributions in excess of the Fund’s current and accumulated earnings and profits are treated as a tax-free return of capital to the extent of your basis in the shares and as capital gain thereafter. A distribution will reduce the Fund’s NAV per share and may be taxable to you as ordinary income or capital gain (as described above) even though, from an investment standpoint, the distribution may constitute a return of capital.

By law, the Fund is required to withhold 24% of your distributions if you have not provided the Fund with a correct Social Security number or other taxpayer identification number and in certain other situations.

If you are neither a resident nor a citizen of the United States or if you are a foreign entity, distributions (other than capital gain dividends) paid to you by the Fund will generally be subject to a U.S. withholding tax at the rate of 30% unless a lower treaty rate applies. The Fund may, under certain circumstances, report all or a portion of a dividend as an “interest-related dividend” or a “short-term capital gain dividend,” which would generally be exempt from this 30% U.S. withholding tax, provided certain other requirements are met.

Taxes on Exchange-Listed Share Sales

Any capital gain or loss realized upon a sale of shares is generally treated as long-term capital gain or loss if the shares have been held for more than one year and as short-term capital gain or loss if the shares have been held for one year or less. The ability to deduct capital losses from sales of shares may be limited.

Taxes on Purchase and Redemption of Creation Units

An Authorized Participant who exchanges securities for Creation Units generally will recognize a gain or a loss equal to the difference between the market value of the Creation Units at the time of the exchange and the sum of the exchanger’s aggregate basis in the securities surrendered plus any Cash Component it pays. An Authorized Participant who exchanges Creation Units for securities will generally recognize a gain or loss equal to the difference between the exchanger’s basis in the Creation Units and the sum of the aggregate market value of the securities received plus any cash equal to the difference between the NAV of the shares being redeemed and the value of the securities. The Internal Revenue Service (“IRS”), however, may assert that a loss realized upon an exchange of securities for Creation Units cannot be deducted currently under the rules governing “wash sales” or for other reasons. Persons exchanging securities should consult their own tax advisor with respect to whether wash sale rules apply and when a loss might be deductible.

Any capital gain or loss realized upon redemption of Creation Units is generally treated as long-term capital gain or loss if the shares have been held for more than one year and as short-term capital gain or loss if the shares have been held for one year or less.

If you purchase or redeem Creation Units, you will be sent a confirmation statement showing how many shares you purchased or sold and at what price. See “Tax Status” in the SAI for a description of the newly effective requirement regarding basis determination methods applicable to share redemptions and the Fund’s obligation to report basis information to the IRS.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. Consult your personal tax advisor about the potential tax consequences of an investment in the shares under all applicable tax laws. See “TAX STATUS” in the SAI for more information.

Fund Service Providers

Brown Brothers Harriman & Co. (“BBH”), located at 50 Post Office Square, Boston, MA 02110, is the Fund’s administrator, fund accountant, transfer agent and custodian. BBH is primarily in the business of providing administrative, fund accounting and transfer agent services to retail and institutional mutual funds.

Cohen & Company, Ltd. located at 342 N. Water St., Suite 830, Milwaukee, WI 53202, serves as the Fund’s independent registered public accounting firm. The independent registered public accounting firm is responsible for auditing the annual financial statements of the Fund.

Foreside Financial Services, LLC (the “Distributor”), located at Three Canal Plaza, Suite 100, Portland, ME 04101, is the distributor for the shares of the Fund. The Distributor is a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

Foreside Fund Officers Services, LLC, located at Three Canal Plaza, Suite 100, Portland, ME 04101, provides the Fund with a Chief Compliance Officer, Treasurer and Principal Financial Officer.

Institutional Shareholder Services Inc., located at 1177 Avenue of the America, 14th Floor, New York, NY 10036, is the independent proxy voting advisory firm for the Fund.

Schulte Roth & Zabel LLP, located at 901 Fifteenth Street, NW, Suite 800, Washington, DC 20005, serves as legal counsel to the Fund.

OTHER INFORMATION

Creations and Redemptions

Prior to trading in the secondary market, shares of the Fund are “created” at NAV by market makers, large investors and institutions only in block-size Creation Units or multiples thereof. Each “creator” or authorized participant (an “Authorized Participant”) has entered into an agreement with the Fund’s distributor. An Authorized Participant is a member or participant of a clearing agency registered with the SEC, which has a written agreement with the Fund or one of its service providers that allows such member or participant to place orders for the purchase and redemption of Creation Units.

A creation transaction, which is subject to acceptance by the Distributor and the Fund, generally takes place when an Authorized Participant deposits into the Fund a designated portfolio of securities, assets or other positions (a “creation basket”), and an amount of cash (including any cash representing the value of substituted securities, assets or other positions), if any, which together approximate the holdings of the Fund in exchange for a specified number of Creation Units. Similarly, shares can be redeemed only in Creation Units, generally for a designated portfolio of securities, assets or other positions (a “redemption basket”) held by the Fund and an amount of cash (including any portion of such securities for which cash may be substituted). The Fund may, in certain circumstances, offer Creation Units partially or solely for cash. Except when aggregated in Creation Units, shares are not redeemable by the Fund. Creation and redemption baskets may differ and the Fund may accept “custom baskets.” More information regarding custom baskets is contained in the Fund’s SAI.

The prices at which creations and redemptions occur are based on the next calculation of NAV after a creation or redemption order is received in an acceptable form under the authorized participant agreement.

Only an Authorized Participant may create or redeem Creation Units with the Fund. Authorized Participants may create or redeem Creation Units for their own accounts or for customers, including, without limitation, affiliates of the Fund.

In the event of a system failure or other interruption, including disruptions at market makers or Authorized Participants, orders to purchase or redeem Creation Units either may not be executed according to the Fund’s instructions or may not be executed at all, or the Fund may not be able to place or change orders.

To the extent the Fund engages in in-kind transactions, the Fund intends to comply with the U.S. federal securities laws in accepting securities for deposit and satisfying redemptions with redemption securities by, among other means, assuring that any securities accepted for deposit and any securities used to satisfy redemption requests will be sold in transactions that would be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). Further, an Authorized Participant that is not a “qualified institutional buyer,” as such term is defined in Rule 144A under the Securities Act, will not be able to receive restricted securities eligible for resale under Rule 144A.

Creations and redemptions must be made through a firm that is either a member of the Continuous Net Settlement System of the National Securities Clearing Corporation or a DTC participant that has executed an agreement with the Distributor with respect to creations and redemptions of Creation Unit aggregations. Information about the procedures regarding creation and redemption of Creation Units (including the cut-off times for receipt of creation and redemption orders) is included in the Fund’s SAI.

Because new shares may be created and issued on an ongoing basis, at any point during the life of the Fund a “distribution,” as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner that could render them statutory underwriters subject to the prospectus delivery and liability provisions of the Securities Act. Any determination of whether one is an underwriter must take into account all the relevant facts and circumstances of each particular case.

Broker-dealers should also note that dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary transactions), and thus dealing with shares that are part of an “unsold allotment” within the meaning of Section 4(a)(3)(C) of the Securities Act, would be unable to take advantage of the prospectus delivery exemption provided by Section 4(a)(3) of the Securities Act. For delivery of prospectuses to exchange members, the prospectus delivery mechanism of Rule 153 under the Securities Act is available only with respect to transactions on a national securities exchange.

Continuous Offering

The method by which Creation Units of shares are created and traded may raise certain issues under applicable securities laws. Because new Creation Units of shares are issued and sold by the Fund on an ongoing basis, a “distribution,” as such term is used in the Securities Act, may occur at any point. Broker-dealers and other persons are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery requirement and liability provisions of the Securities Act.

For example, a broker-dealer firm or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into constituent shares and sells the shares directly to customers or if it chooses to couple the creation of a supply of new shares with an active selling effort involving solicitation of secondary market demand for shares. A determination of whether one is an underwriter for purposes of the Securities Act must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to a characterization as an underwriter.

Broker-dealer firms should also note that dealers who are not “underwriters” but are effecting transactions in shares, whether or not participating in the distribution of shares, are generally required to deliver a prospectus. This is because the prospectus delivery exemption in Section 4(3) of the Securities Act is not available in respect of such transactions as a result of Section 24(d) of the 1940 Act. As a result, broker-dealer firms should note that dealers who are not “underwriters” but are participating in a distribution (as contrasted with engaging in ordinary secondary market transactions) and thus dealing with the shares that are part of an overallotment within the meaning of Section 4(3)(C) of the Securities Act, will be unable to take advantage of the prospectus delivery exemption provided by Section 4(3) of the Securities Act. For delivery of prospectuses to exchange members, the prospectus delivery mechanism of Rule 153 under the Securities Act is only available with respect to transactions on a national exchange.

Dealers effecting transactions in the shares, whether or not participating in this distribution, are generally required to deliver a prospectus. This is in addition to any obligation of dealers to deliver a prospectus when acting as underwriters.

Householding

Please contact your broker-dealer if you are interested in enrolling in householding and receiving a single copy of prospectuses and other shareholder documents, or if you are currently enrolled in householding and wish to change your householding status.

Distribution

The Distributor or its agent distributes Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in shares of the Fund. The Distributor has no role in determining the policies of the Fund or the securities that are purchased or sold by the Fund. The Distributor’s principal address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

The Adviser may make payments to broker-dealers, registered investment advisers, banks or other intermediaries (together, “intermediaries”) related to marketing activities and presentations, educational training programs, conferences, the development of technology platforms and reporting systems, data provision services, or their making shares of the Fund available to their customers generally and in certain investment programs. Such payments, which may be significant to the intermediary, are not made by the Fund. Rather, such payments are made by the Adviser from their own resources. A financial intermediary may make decisions about which investment options it recommends or makes available, or the level of services provided, to its customers based on the payments or other financial incentives it is eligible to receive. Therefore, such payments or other financial incentives offered or made to an intermediary create conflicts of interest between the intermediary and its customers and may cause the intermediary to recommend the Fund over another investment. More information regarding these payments is contained in the Fund’s SAI.

Please contact your salesperson or other investment professional for more information regarding any such payments his or her firm may receive from the Adviser.

Additional Notices

Shares are not sponsored, endorsed, or promoted by the CBOE. The CBOE makes no representation or warranty, express or implied, to the owners of shares or any member of the public regarding the ability of the Fund to generate total return performance that closely corresponds to the total return performance of the Underlying Index or the ability of the Underlying Index identified herein to track the performance of its constituent securities. The CBOE is not responsible for, nor has it participated in, the determination of the compilation or the calculation of the Underlying Index, nor in the determination of the timing of, prices of, or quantities of shares to be issued, nor in the determination or calculation of the equation by which the shares are redeemable. The CBOE has no obligation or liability to owners of shares in connection with the administration, marketing, or trading of shares.

The CBOE does not guarantee the accuracy and/or the completeness of the Underlying Index or the data included therein. The CBOE makes no warranty, express or implied, as to results to be obtained by the Fund, owners of shares, or any other person or entity from the use of the Underlying Index or the data included therein. The CBOE makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Underlying Index or the data included therein. Without limiting any of the foregoing, in no event shall the CBOE have any liability for any lost profits or indirect, punitive, special, or consequential damages even if notified of the possibility thereof.

The Adviser, the CBOE, and the Fund make no representation or warranty, express or implied, to the owners of shares or any member of the public regarding the advisability of investing in securities generally or in the Fund particularly or the ability of the Underlying Index to track general stock market performance. The Fund and the Adviser do not guarantee the accuracy, completeness, or performance of the Underlying Index or the data included therein and shall have no liability in connection with the Underlying Index or Underlying Index calculation. CBOE (the “Index Calculation Agent”) maintains and calculates the Underlying Index used by the Fund. The Index Calculation Agent shall have no liability for any errors or omissions in calculating the Underlying Index.

FINANCIAL HIGHLIGHTS

Because the Fund has not yet commenced investment operations, no financial highlights are available for the Fund at this time. In the future, financial highlights will be presented in this section of the prospectus.

Privacy Notice

The Trust is committed to protecting its investors’ privacy in connection with any investment in a series (“Fund”) of the Trust. Because the Trust sells its shares exclusively to Authorized Participants (as defined in each Fund’s registration statement), which are registered broker-dealers, and does not sell shares directly to individual investors, the Trust does not collect or maintain non-public personal information (such as name, address, phone number, social security number, purchases, sales, account balances, mutual fund account information and other personal financial information) about individual investors. Individual investors make investments in a Fund through a financial intermediary, such as, but not limited to, a broker-dealer, bank, or trust company. Thus, the privacy policy of the relevant financial intermediary governs how the individual investor’s non-public personal information can be shared with nonaffiliated third parties. Based on the foregoing, the Trust has not adopted a privacy policy.

DISCLAIMERS REGARDING INDEX

Morningstar® US Large Cap Select Index℠ is a service mark of Morningstar, Inc. and has been licensed for use for certain purposes by Fund Management at Engine No. 1 LLC. Engine No. 1 Transform 500 ETF is not sponsored, endorsed, sold or promoted by Morningstar, Inc. or any of its affiliates (all such entities, collectively, “Morningstar Entities”). The Morningstar Entities make no representation or warranty, express or implied, to the owners of the Engine No. 1 Transform 500 ETF or any member of the public regarding the advisability of investing in Exchange Traded Funds generally or in the Engine No. 1 Transform 500 ETF in particular or the ability of the Engine No. 1 Transform 500 ETF to track general Exchange Traded Funds market performance.

THE MORNINGSTAR ENTITIES EXPRESSLY DISCLAIM ANY WARRANTY AROUND THE ACCURACY, COMPLETENESS AND/OR TIMELINESS OF MORNINGSTAR® US LARGE CAP SELECT INDEX℠ OR ANY DATA INCLUDED THEREIN AND MORNINGSTAR ENTITIES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.

The Fund is not sponsored, endorsed, sold or promoted by Morningstar, Inc. Morningstar makes no representation or warranty, express or implied, to the owners of the Fund or any member of the public regarding the advisability of investing in securities generally or in the Fund in particular or the ability of the Fund to track general stock market performance. Morningstar’s only relationship to the Fund and the Adviser is the licensing of certain service marks and service names of Morningstar and of the Morningstar® US Large Cap Select Index℠ which is determined, composed and calculated by Morningstar without regard to the Adviser or the Fund. Morningstar has no obligation to take the needs of the Adviser or the owners of the Fund into consideration in determining, composing or calculating the Morningstar U.S. Large Cap Select Index. Morningstar is not responsible for and has not participated in the determination of the prices and amount of the Fund or the timing of the issuance or sale of the Fund or in the determination or calculation of the equation by which the Fund is converted into cash. Morningstar has no obligation or liability in connection with the administration, marketing or trading of the Fund.

MORNINGSTAR EXPRESSLY DISCLAIMS ANY WARRANTY AROUND THE ACCURACY, COMPLETENESS AND/OR TIMELINESS OF THE MORNINGSTAR U.S. LARGE CAP SELECT INDEX OR ANY DATA INCLUDED THEREIN AND MORNINGSTAR SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. MORNINGSTAR MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY FUND MANAGEMENT AT ENGINE NO.1 LLC OWNERS OR USERS OF THE ENGINE NO. 1 TRANSFORM 500 ETF, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE MORNINGSTAR U.S. LARGE CAP SELECT INDEX OR ANY DATA INCLUDED THEREIN. MORNINGSTAR MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MORNINGSTAR U.S. LARGE CAP SELECT INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORNINGSTAR HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Engine No. 1 Transform 500 ETF

Adviser	Fund Management at Engine No.1 LLC 710 Sansome Street San Francisco, CA 94111	Distributor	Foreside Financial Services, LLC Three Canal Plaza, Suite 100 Portland, ME 04101
Administrator	Brown Brothers Harriman & Co. 50 Post Office Square Boston, MA 02110	Independent Registered Public Accountant	Cohen & Company, Ltd. 342 N. Water St., Suite 830 Milwaukee, WI 53202
Custodian & Transfer Agent	Brown Brothers Harriman & Co. 50 Post Office Square Boston, MA 02110	Legal Counsel	Schulte Roth & Zabel LLP 901 Fifteenth Street, NW Suite 800 Washington, DC 20005

Additional information about the Fund is included in the Fund’s SAI dated [_____ __], 2021. The SAI is incorporated into this prospectus by reference (i.e., legally made a part of this prospectus). The SAI provides more details about the Fund’s policies and management. Additional information about the Fund’s investments will also be available in the Fund’s Annual and Semi-Annual Reports to Shareholders. In the Fund’s Annual Report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during the prior fiscal period.

To obtain a free copy of the SAI and the Annual and Semi-Annual Reports to Shareholders, or other information about the Fund, or to make shareholder inquiries about the Fund, please call (855) 322-4512. Information relating to the Fund can be found on the website at https://etf.engine1.com. You may also write to:

Engine No. 1 Transform 500 ETF

710 Sansome Street
San Francisco, CA 94111

Reports and other information about the Fund are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies of the information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

Investment Company Act File # 811-23617

SUBJECT TO COMPLETION, DATED June [ ], 2021

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

ENGINE NO. 1 TRANSFORM CLIMATE ETF

PROSPECTUS

[_______], 2021

Ticker Symbol: [ ]

Advised by:

Fund Management at Engine No. 1 LLC
710 Sansome Street

San Francisco, CA 94111

https://etf.engine1.com	(628) 251-1222

This prospectus provides important information about the Fund that you should know before investing. Please read it carefully and keep it for future reference. These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Shares of the Fund are listed and traded on the Cboe BZX Exchange, Inc. (“CBOE”).

Fund shareholder reports are made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report. You may elect to receive all future Fund reports in paper free of charge. Please contact your financial intermediary to inform them that you wish to receive paper copies of Fund shareholder reports and for details about whether your election to receive reports in paper will apply to all funds held with your financial intermediary.

i

FUND SUMMARY - Engine No. 1 Transform Climate ETF (the “Fund”)

Investment Objective: The Fund’s investment objective is long-term growth of capital.

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. The investment advisory agreement between Engine No. 1 ETF Trust (the “Trust”) and Fund Management at Engine No. 1 LLC (the “Adviser”) (the “Investment Advisory Agreement”) provides that the Adviser will pay all operating expenses of the Fund, except the management fees, interest expenses, taxes, expenses incurred with respect to the acquisition and disposition of portfolio securities and the execution of portfolio transactions, including brokerage commissions, distribution fees or expenses, litigation expenses and any extraordinary expenses. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.75%
Distribution and Service Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.75%

(1)	Estimated for the current fiscal year.

1

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$77	$240

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. Because the Fund has not yet commenced operations as of the date of this prospectus, no portfolio turnover rate information is available.

Principal Investment Strategies:

The Fund is an actively-managed exchange-traded fund (“ETF”) that seeks to invest in companies that are creating value by transforming themselves and others to meet the growing demands of climate change. Target companies are primarily those that the Adviser believes are transitioning towards more sustainable business practices, products, or services, as well as companies that are providing enabling technologies to help others transition. Target companies are generally chosen from companies included in the Russell 3000 Index and span across sectors, including but not limited to agriculture, consumer, energy, technology, transportation, and utilities.

The key criteria by which the Adviser assesses companies for investment by the Fund, in addition to traditional operational and financial performance, is expected to include reporting and targets, progress, and positioning, including the following:

•	Companies whose leadership has recognized the importance of sustainability and has responded through climate-specific reporting and targets. This can include carbon emissions reporting as well as commitments to cutting carbon emissions by a given amount by a given date.

•	Companies whose business practices, products, and services reflect progress in slowing, preventing, and reversing climate change. This can be judged by the historical and projected carbon intensity of the business, including how capital budgets, research and development, and corporate strategy are shifting over time.

•	Companies whose business model is well-adapted to the risks and opportunities that climate change presents. The Adviser may assess the degree to which climate change and the social, government, business, and investor movements to fight it will affect the growth, profitability, and risk to potential investments over time.

Through its disciplined, process-driven approach, the Adviser attempts to construct a portfolio of companies that are well-positioned against the risks and able to take advantage of the opportunities that climate change presents. In considering potential investments, the Adviser will use a proprietary framework that takes into account both fundamental analysis as well as measures a company’s positive and negative climate externalities. Externalities are the side effects or consequences of production or consumption that impact third parties and are not reflected in market prices, such as the costs of respiratory disease from burning diesel gasoline. The framework combines both top-down data across the economy (for instance, carbon emissions data from a wide range of companies), as well as bottom-up sector-by-sector and company-by-company analysis (for instance, assessing a particular company's financial statements).

The Fund will invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in portfolio companies that are either poised to transform or are actively in the process of transforming to a more climate-friendly business model, (e.g., businesses that are transforming to a less carbon or resource intensive business model) or that provide goods or services that aid other businesses in effecting such a transformation, in accordance with Rule 35d-1 under the 1940 Act. The key criteria, as discussed above, by which the Adviser assesses companies for investment by the Fund will be applied to all investments by the Fund except for temporary investments or investments in cash equivalents.

The Adviser considers environmental, social, and governance (“ESG”) factors as core to its investment process, particularly in considering the ways in which each company’s social and environmental externalities could ultimately drive financial and operational performance. The Adviser does not use ESG ratings or rankings to exclude specific companies or sectors from investment, but instead uses its own proprietary analysis of each company’s externalities to make better informed decisions. The Adviser utilizes a quantitative approach to measuring companies' externalities, based on both public information as well as a due diligence process undertaken by the Adviser with respect to potential investment that focuses on key impacts on climate including emissions, waste, land and water use, lobbying efforts and product impacts. The Adviser estimates externalities at companies using data from the companies themselves, third-party data sources including both generalist and specialist for-profit data providers, non-profit and academic data providers, and government and multi-lateral data sources (e.g., United Nations or World Bank sources) for companies' social and environmental metrics. As part of its due diligence process for prospective investments, the Adviser then assesses ways those externalities may affect company revenue and earnings projections, discount rates, terminal values, and valuations particularly through changes in regulation; customer or employee preferences; and competitive risk from innovation or disruption. For example, the Adviser may use one or multiple data sources to estimate the carbon emissions associated with a company's products and operations and then assess how possible changes in regulations on carbon emissions, shifting demand for carbon-intensive products based on consumer preferences, and risk of disruption from lower carbon technologies created by competitors could potentially lower long-term growth assumptions, increase the discount rates the Adviser applies to that growth to account for higher risk, reduce terminal values to reflect lower terminal growth, and as a result lower assumed valuation of the company. Although the Adviser may from time to time consider any of environmental, social and governance factors, its specific focus for the Fund will be on the environmental factors most relevant to climate change.

The Fund intends to initially invest primarily in U.S. listed equity and American Depositary Receipts (“ADRs”) securities of companies relevant to its investment theme and over time may invest in non-U.S. listed securities as market and investment opportunities change. The Fund’s investments may include micro-, small-, medium- and large-capitalization companies.

The Fund also seeks to encourage transformational change at the public companies within its portfolio through the application of proxy voting guidelines developed by the Adviser that are based on a commitment to protecting and enhancing the value of its clients' assets and to aligning shareholder and stakeholder interests through favoring actions that encourage companies to invest in their employees, communities, customers and the environment. In applying the proxy voting guidelines and seeking select engagement opportunities within the Fund's portfolio, the Adviser intends to measure the investment made by companies in their employees, communities, customers and the environment with financial, operational, and environmental, social and governance (“ESG”) metrics that are provided by (i) the companies themselves, (ii) several third-party data providers (which are subject to change from time to time), including, but not limited to, Refinitiv and FactSet©, and (iii) the Adviser itself. These metrics include, but are not limited to, wages, workforce diversity, employee health and safety, capital expenditures, carbon emissions, and land use, among others. The Adviser will assess these metrics against qualitative and quantitative criteria developed by the Adviser.

The Fund's proxy voting guidelines, as well as the financial, operational and ESG metrics included in such guidelines, will apply to all companies held by the Fund. The Adviser will generally follow the recommendations of an independent third party proxy voting service retained by the Adviser to implement the proxy voting guidelines when determining how to vote on any specific matter.

2

Principal Investment Risks: As with any investment, you could lose all or part of your investment in the Fund, and the Fund’s performance could trail that of other investments. The Fund is subject to certain risks, including the principal risks noted below, any of which may adversely affect the Fund’s net asset value (“NAV”) per share, trading price, yield, total return and ability to meet its investment objective. See “Additional Information About Principal Investment Strategies and Related Risks” below for a more detailed discussion of the principal risks that may impact your investment in the Fund.

ETF Structure Risks. The Fund is structured as an ETF and is subject to the special risks, including:

Not Individually Redeemable. Shares are not individually redeemable to retail investors and may be redeemed by the Fund only to Authorized Participants at NAV in large blocks known as “Creation Units.” An Authorized Participant may incur brokerage costs purchasing enough shares to constitute a Creation Unit.

Trading Issues. An active trading market for the Fund’s shares may not be developed or maintained. Trading in shares on the CBOE may be halted due to market conditions or for reasons that, in the view of the CBOE, make trading in shares inadvisable, such as extraordinary market volatility. There can be no assurance that shares will continue to meet the listing requirements of the CBOE. If the Fund’s shares are traded outside a collateralized settlement system, the number of financial institutions that can act as Authorized Participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, shares may trade at a material discount to NAV and possibly face delisting: (i) Authorized Participants exit the business or otherwise become unable to process creation and/or redemption orders and no other Authorized Participants step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

Market Price Variance Risk. The market price of the Fund’s shares will fluctuate in response to changes in NAV and supply and demand for shares and will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. There may be times when the market price and the NAV vary significantly. This means that shares may trade at a discount to NAV.

3

Market Trading Risk. The Fund faces numerous market trading risks, including the potential lack of an active market for Fund shares, losses from trading in secondary markets, periods of high volatility and disruptions in the creation/redemption process. Any of these factors, among others, may lead to the Fund’s shares trading at a premium or discount to NAV.

Fluctuation of Net Asset Value Risk. The NAV of the Fund’s shares will generally fluctuate with changes in the market value of the Fund’s holdings. The market prices of the Fund’s shares will generally fluctuate in accordance with changes in NAV as well as the relative supply of and demand for the Fund’s shares on the CBOE. The Adviser cannot predict whether the shares will trade below, at or above their NAV. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for the Fund’s shares will be closely related to, but not identical to, the same forces influencing the prices of the Fund’s holdings trading individually or in the aggregate at any point in time.

Authorized Participant Concentration Risk. Only an Authorized Participant may engage in creation or redemption transactions directly with the Fund, and none of those Authorized Participants is obligated to engage in creation and/or redemption transactions. The Fund has a limited number of institutions that may act as Authorized Participants on an agency basis (i.e., on behalf of other market participants). To the extent that Authorized Participants exit the business or are unable to proceed with creation or redemption orders with respect to the Fund and no other Authorized Participant is able to step forward to create or redeem Creation Units, Fund shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts or delisting.

Activism Risk. An activist investor uses an equity stake in a corporation to put public pressure on a company’s management team and board in order to achieve certain objectives such as the increase of shareholder value through changes in corporate policy or financing structure, or reduction of expenses. Shareholder activism can take any of several forms, including proxy battles, publicity campaigns, and negotiations with management. In the event that an affiliate of the Fund or its investment adviser is engaged in an activist campaign with respect to a portfolio company, the Fund may be foreclosed from taking certain actions with respect to that company as a result of prohibitions on engaging in joint transactions with affiliates under Section 17(d) of the 1940 Act or as a result of other regulatory or fiduciary concerns. In addition, while the Fund intends to seek select opportunities to actively engage with one or more portfolio companies, it may only be able to do so in limited circumstances where no other affiliated fund has elected to do so with respect to the same portfolio companies. Certain affiliated investment vehicles may also have a priority over the Fund with respect to engagement opportunities with specific portfolio companies. The Fund intends to be focused and directed in the selection of opportunities to actively engage with its portfolio companies. However, the foregoing restrictions and priorities may limit the Fund's ability to engage with some of those select opportunities. In addition, the Fund may also be deemed to have knowledge of material nonpublic information with respect to portfolio companies from time to time as a result of actions being contemplated by one or more of its affiliates, which may limit its ability to trade in a specific name or buy or sell a position even if it may otherwise be appropriate to do so. In the event the Fund were to engage in activism, such activities may not be successful, or even if successful, the Fund’s investment may lose value. Additionally, engaging in activism may cause the Fund to incur additional expenses that another similar index fund may not experience.

Limited History of Operations Risk. The Fund is a new fund with no history of operations for investors to evaluate.

Equity Securities Risk. Equity securities are subject to changes in value, and their values may be more volatile than those of other asset classes. The net asset value of the Fund will fluctuate based on changes in the value of the equity securities held by the Fund. Equity prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

ESG Investing Risk. The Fund intends to incorporate the Adviser’s ESG investment insights and analysis into its portfolio construction process. The Fund may forgo certain investment opportunities if certain companies and industries that do not meet the Adviser’s criteria. The Fund’s results may be lower than other funds that use different ESG criteria to screen out certain companies or industries. The Fund’s incorporation of ESG or climate focused investment insights may affect the Fund’s exposure to certain companies or industries. The Fund’s results may be lower than other funds that do not consider ESG or climate focused characteristics or use a different methodology to identify and/or incorporate such ESG characteristics. Further, investors may differ in their views of what constitutes positive or negative ESG characteristics of a security. As a result, the Fund may invest in securities that do not reflect the beliefs of any particular investor. In addition, the Fund may not be successful in its strategy to invest in a portfolio of equity securities that, in the Adviser’s view, has an aggregate ESG or climate assessment that is better than the aggregate ESG or climate assessment of the Fund’s benchmark. There is no guarantee that this strategy will be achieved, and such assessment is at the Adviser’s discretion.

Concentration Risk. To the extent the Fund’s investments are concentrated in a particular industry or group of industries, the Fund may be susceptible to loss due to adverse occurrences affecting that industry or group of industries.

Micro Capitalization Companies Risk. Micro cap companies may be newly formed or have limited product lines, distribution channels and financial and managerial resources. The risks associated with those investments are generally greater than those associated with investments in the securities of larger, more established companies. Micro cap common stocks may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general. This may cause the Fund’s net asset value to be more volatile when compared to investment companies that focus only on larger cap companies.

Small and Medium Capitalization Companies Risk. The earnings and prospects of small and medium sized companies are more volatile than larger companies and may experience higher failure rates than larger companies. Small and medium sized companies normally have a lower trading volume than larger companies, which may tend to make their market prices fall more disproportionately than larger companies in response to selling pressures. In addition, small and medium sized companies may have limited markets, product lines, or financial resources and lack management experience.

Large-Capitalization Companies Risk. Large-capitalization companies may be less able than smaller capitalization companies to adapt to changing market conditions. Large-capitalization companies may be more mature and subject to more limited growth potential compared with smaller capitalization companies. During different market cycles, the performance of large capitalization companies has trailed the overall performance of the broader securities markets.

Market Risk. The Fund could lose money over short periods due to short term market movements and over longer periods during more prolonged market downturns. Local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issue, recessions, or other events could have a significant impact on the Fund and its investments and could result in increased premiums or discounts to the Fund’s NAV.

Non-Diversification Risk. Although the Fund intends to invest in a variety of securities and instruments, the Fund is considered to be non-diversified, which means that it may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were a diversified fund. As a result, the Fund may be more exposed to the risks associated with and developments affecting an individual issuer or a smaller number of issuers than a fund that invests more widely. This may increase the Fund’s volatility and cause the performance of a relatively smaller number of issuers to have a greater impact on the Fund’s performance

Active Management Risk. The Fund is actively managed, which means that investment decisions are made based on investment views. There is no guarantee that the investment views will produce the desired results or expected returns, which may cause the Fund to fail to meet its investment objective or to underperform its benchmark index or funds with similar investment objectives and strategies. Furthermore, active trading that can accompany active management may result in high portfolio turnover, which may have a negative impact on performance. Active trading may result in higher brokerage costs or mark-up charges, which are ultimately passed on to shareholders of the Fund. Active trading may also result in adverse tax consequences.

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Asset Class Risk. Securities in the Fund’s portfolio may underperform in comparison to the general financial markets, a particular financial market or other asset classes.

Concentration Risk. The Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities and/or other assets of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class.

Cybersecurity Risk. Failures or breaches of the electronic systems of the Fund, the Fund’s Adviser, distributor and other service providers, market makers, Authorized Participants or the issuers of securities in which the Fund invests have the ability to cause disruptions, negatively impact the Fund’s business operations and/or potentially result in financial losses to the Fund and its shareholders. While the Fund has established business continuity plans and risk management systems seeking to address system breaches or failures, there are inherent limitations in such plans and systems. Furthermore, the Fund cannot control the cybersecurity plans and systems of the Fund’s other service providers, market makers, Authorized Participants or issuers of securities in which the Fund invests.

Infectious Illness Risk. An outbreak of an infectious respiratory illness, COVID-19, caused by a novel coronavirus has resulted in travel restrictions, disruption of healthcare systems, prolonged quarantines, cancellations, supply chain disruptions, lower consumer demand, layoffs, ratings downgrades, defaults and other significant economic impacts. Certain markets have experienced temporary closures, extreme volatility, severe losses, reduced liquidity and increased trading costs. These events will have an impact on the Fund and its investments and could impact the Fund’s ability to purchase or sell securities or cause elevated tracking error and increased premiums or discounts to the Fund’s NAV. Other infectious illness outbreaks in the future may result in similar impacts.

Issuer Risk. The performance of the Fund depends on the performance of individual securities to which the Fund has exposure. Changes in the financial condition or credit rating of an issuer of those securities may cause the value of the securities to decline.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and the Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address significant operational risks.

Risk of Investing in the U.S. Certain changes in the U.S. economy, such as when the U.S. economy weakens or when its financial markets decline, may have an adverse effect on the securities to which the Fund has exposure.

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Securities Lending Risk. The Fund may engage in securities lending. Securities lending involves the risk that the Fund may lose money because the borrower of the loaned securities fails to return the securities in a timely manner or at all. The Fund could also lose money in the event of a decline in the value of collateral provided for loaned securities or a decline in the value of any investments made with cash collateral. These events could also trigger adverse tax consequences for the Fund. In addition, to the extent loaned securities are not returned in a timely manner, the Fund may be unable to vote proxies for such securities in accordance with its proxy voting policy.

American Depositary Receipt (“ADR”) Risk. ADRs are receipts issued by US banks evidencing ownership in securities of foreign issuers. Securities of foreign issuers, and consequently ADRs, may decrease in value due to changes in currency exchange rates, the economic climate in the issuer’s home country or for a variety of other reasons.

Performance: Because the Fund has not yet commenced investment operations, no performance information is presented for the Fund at this time. In the future, performance information will be presented in this section of this prospectus. Also, shareholder reports containing financial and performance information will be mailed to shareholders semi-annually. Updated performance information will be available at no cost by visiting https://etf.engine1.com or by calling (855) 322-4512.

Investment Adviser: Fund Management at Engine No. 1 LLC.

Portfolio Manager: Molly Landes, Portfolio Manager at the Adviser since March 2021, will serve as the portfolio manager upon commencement of operations and will be primarily responsible for the day-to-day management of the Fund.

Purchase and Sale of Fund Shares: The Fund is an exchange-traded fund (commonly referred to as an “ETF”). The Fund will issue and redeem shares at NAV only in large blocks of shares (each block of shares is called a “Creation Unit”). Creation Units are issued and redeemed for cash and/or in-kind for securities. Individual shares of the Fund may only be bought and sold in the secondary market through a broker-dealer. Because ETF shares trade at market prices rather than at NAV, shares may trade at a price greater than NAV (a premium) or less than NAV (a discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase shares of the Fund (bid) and the lowest price a seller is willing to accept for shares of the Fund (ask) when buying or selling shares in the secondary market (the “bid-ask spread”).

Tax Information: The Fund’s distributions generally will be taxable as ordinary income or long-term capital gains. A sale of shares may result in capital gain or loss.

Payments to Broker-Dealers and Other Financial Intermediaries: If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

More Information About the Fund

This Prospectus contains important information about investing in the Fund. Please read this Prospectus carefully before you make any investment decisions. Additional information regarding the Fund, including information on the Fund’s net asset value, market price, premiums and discounts and bid-ask spreads, can be found at https://etf.engine1.com.

Fund Management at Engine No. 1 LLC is the investment adviser to the Fund. Shares of the Fund are listed for trading on Cboe BZX Exchange, Inc. (“CBOE”). The market price for a share of the Fund may be different from the Fund’s most recent NAV.

ETFs are funds that trade like other publicly-traded securities. Similar to shares of a mutual fund, each share of the Fund represents an ownership interest in an underlying portfolio of securities and other instruments. Unlike shares of a mutual fund, which can be bought and redeemed from the issuing fund by all shareholders at a price based on NAV, shares of the Fund may be purchased or redeemed directly from the Fund at NAV solely by Authorized Participants and only in aggregations of a specified number of shares (“Creation Units”). Also unlike shares of a mutual fund, shares of the Fund are listed on a national securities exchange and trade in the secondary market at market prices that change throughout the day.

The Fund invests in a particular segment of the securities markets. It is designed to be used as part of broader asset allocation strategies. Accordingly, an investment in the Fund should not constitute a complete investment program.

The performance of the Fund may vary for a number of reasons, including transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), or other reasons.

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An investment in the Fund is not a bank deposit and it is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, the Adviser or any of its affiliates.

The Fund’s investment objective may be changed without shareholder approval.

ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

Investment Objective:

The Fund’s investment objective is long-term growth of capital.

The Fund’s investment objective may be changed by the Board of Trustees without shareholder approval.

The Fund has adopted a non-fundamental policy not to purchase securities of other investment companies, except to the extent permitted by the 1940 Act and the rules thereunder.

The Fund has adopted a non-fundamental investment policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in portfolio companies that are either poised to transform or are actively in the process of transforming to a more climate-friendly business model (e.g., businesses that are transforming to a less carbon or resource intensive business model), or that provide goods or services that aid other businesses in effecting such a transformation, in accordance with Rule 35d-1 under the 1940 Act. Shareholders will be provided with at least sixty days’ notice in the manner prescribed by the SEC before any change in the above policy.

Principal Investment Strategies:

The Fund is an actively-managed exchange-traded fund (“ETF”) that seeks to invest in companies that are creating value by transforming themselves and others to meet the growing demands of climate change. Target companies are primarily those that the Adviser believes are transitioning towards more sustainable business practices, products, or services (for example, companies that are changing their products or operations to be more energy efficient or to use fewer natural resources), as well as companies that are providing enabling technologies to help others transition (for example, companies that sell technology required for other companies to reduce their carbon emissions). Target companies are chosen from companies included in the Russell 3000 Index and span across sectors, including but not limited to agriculture, consumer, energy, technology, transportation, and utilities.

The key criteria by which the Adviser assesses companies for investment by the Fund, in addition to traditional operational and financial performance, is expected to include:

•	Companies whose leadership has recognized the importance of sustainability and has responded through climate-specific reporting and targets. This can include carbon emissions reporting as well as commitments to cutting carbon emissions by a given amount by a given date. For example, the Adviser could use records of companies that have set science-based carbon targets through the World Resources Institute in order to identify companies that are committed transforming themselves.

•	Companies whose business practices, products, and services reflect progress in slowing, preventing, and reversing climate change. This can be judged by the historical and projected carbon intensity of the business, including how capital budgets, research and development, and corporate strategy are shifting over time. For example, the Adviser could assess corporate filings and investor presentations to assess how a specific company is transforming its products, services, or operations in order to meet the demands of climate change.

•	Companies whose business model is well-adapted to the risks and opportunities that climate change presents. The Adviser may assess the degree to which climate change and the social, government, business, and investor movements to fight it will affect the growth, profitability, and risk to potential investments over time. For example, the Adviser could analyze the carbon emissions associated with a specific company to understand how a potential tax on carbon might affect the company's profitability.

Through its disciplined, process-driven approach, the Adviser attempts to construct a portfolio of companies that are well-positioned against the risks and able to take advantage of the opportunities that climate change presents. In considering potential investments, the Adviser will use a proprietary framework that takes into account both fundamental analysis as well as measures a company’s positive and negative climate externalities. Externalities are the side effects or consequences of production or consumption that impact third parties and are not reflected in market prices, such as the costs of respiratory disease from burning diesel gasoline. The framework combines both top-down data across the economy (for instance, carbon emissions data from a wide range of companies), as well as bottom-up sector-by-sector and company-by-company analysis (for instance, assessing a particular company's financial statements).

The Fund will invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in portfolio companies that are either poised to transform or are actively in the process of transforming to a more climate-friendly business model (e.g., businesses that are transforming to a less carbon or resource intensive business model), or that provide goods or services that aid other businesses in effecting such a transformation, in accordance with Rule 35d-1 under the 1940 Act. The key criteria by which the Adviser assesses companies for investment by the Fund will be applied to all investments by the Fund except for temporary investments or investments in cash equivalents.

The Adviser considers environmental, social, and governance (“ESG”) factors as core to its investment process, particularly in considering the ways in which each company’s social and environmental externalities could ultimately drive financial and operational performance. The Adviser does not use ESG ratings or rankings to exclude specific companies or sectors from investment, but instead uses its own proprietary analysis of each company’s externalities to make better informed decisions. Although the Adviser may from time to time consider any of environmental, social and governance factors, its specific focus for the Fund will be on the environmental factors most relevant to climate change.

The Fund intends to initially invest primarily in U.S. listed equity and ADR securities of companies relevant to its investment theme and over time may invest in non-U.S. listed securities as market and investment opportunities change. The Fund’s investments may include micro-, small-, medium- and large-capitalization companies.

The Fund also seeks to encourage transformational change at the public companies within its portfolio through the application of proxy voting guidelines developed by the Adviser that are based on a commitment to protecting and enhancing the value of its clients' assets and to aligning shareholder and stakeholder interests through favoring actions that encourage companies to invest in their employees, communities, customers and the environment. In applying the proxy voting guidelines and seeking select engagement opportunities within the Fund's portfolio, the Adviser intends to measure the investment made by companies in their employees, communities, customers and the environment with financial, operational, and environmental, social and governance (“ESG”) metrics that are provided by (i) the companies themselves, (ii) several third-party data providers (which are subject to change from time to time), including, but not limited to, Refinitiv and FactSet©, and (iii) the Adviser itself. These metrics include, but are not limited to, wages, workforce diversity, employee health and safety, capital expenditures, carbon emissions, and land use, among others. The Adviser will assess these metrics against qualitative and quantitative criteria developed by the Adviser.

The Fund's proxy voting guidelines, as well as the financial, operational and ESG metrics included in such guidelines, will apply to all companies held by the Fund. The Adviser will generally follow the recommendations of an independent third party proxy voting service retained by the Adviser to implement the proxy voting guidelines when determining how to vote on any specific matter. However, the Adviser is permitted to seek the approval of the Board to vote in a manner that differs from such recommendation only where (x) none of the Trust, the Adviser nor any affiliates thereof (collectively, the “Adviser Affiliates”) beneficially owns, either individually or together as a group, five percent or more of the securities subject to the proxy vote and (y) the Trust and each other Adviser Affiliate, if applicable, has acquired such securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer thereof, nor in connection with or as a participant in any transaction having such purpose or effect.

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The Fund may lend securities representing up to one-third of the value of the Fund’s total assets (including the value of any collateral received).

Principal Investment Risks

As with any investment, you could lose all or part of your investment in the Fund, and the Fund’s performance could trail that of other investments. The Fund is subject to certain risks, including the principal risks noted below, any of which may adversely affect the Fund’s NAV per share, trading price, yield, total return and ability to meet its investment objective. The order of the below risk factors does not indicate the significance of any particular risk factor.

ETF Structure Risks. The Fund is structured as an ETF and is subject to the special risks, including:

Not Individually Redeemable. Shares are not individually redeemable to retail investors and may be redeemed by the Fund only to Authorized Participants at NAV in large blocks known as “Creation Units.” An Authorized Participant may incur brokerage costs purchasing enough shares to constitute a Creation Unit.

Trading Issues. An active trading market for the Fund’s shares may not be developed or maintained. Trading in shares on the CBOE may be halted due to market conditions or for reasons that, in the view of the CBOE, make trading in shares inadvisable, such as extraordinary market volatility. There can be no assurance that shares will continue to meet the listing requirements of the CBOE. If the Fund’s shares are traded outside a collateralized settlement system, the number of financial institutions that can act as Authorized Participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, shares may trade at a material discount to NAV and possibly face delisting: (i) Authorized Participants exit the business or otherwise become unable to process creation and/or redemption orders and no other Authorized Participants step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

Market Price Variance Risk: The market price of the Fund’s shares will fluctuate in response to changes in NAV and supply and demand for shares and will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. There may be times when the market price and the NAV vary significantly. This means that shares may trade at a discount to NAV.

■	In times of market stress, market makers may step away from their role of market making in shares of ETFs and in executing trades, which can lead to differences between the market value of Fund shares and the Fund’s NAV.

■	To the extent Authorized Participants exit the business or are unable to process creations or redemptions and no other Authorized Participant can step in to do so, there may be a significantly reduced trading market in the Fund’s shares, which can lead to differences between the market value of Fund shares and the Fund’s NAV.

■	The market price for the Fund’s shares may deviate from the Fund’s NAV, particularly during times of market stress, with the result that investors may pay significantly more or receive significantly less for Fund shares than the Fund’s net asset value, which is reflected in the bid and ask price for Fund shares or in the closing price.

■	When all or a portion of an ETF’s underlying securities trade in a market that is closed when the market for the Fund’s shares is open, there may be changes from the last quote of the closed market and the quote from the Fund’s domestic trading day, which could lead to differences between the market value of the Fund’s shares and the Fund’s NAV.

■	In stressed market conditions, the market for the Fund’s shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio. This adverse effect on the liquidity of the Fund’s shares may, in turn, lead to differences between the market value of the Fund’s shares and the Fund’s NAV.

Market Trading Risk. The Fund faces numerous market trading risks, including the potential lack of an active market for Fund shares, losses from trading in secondary markets, periods of high volatility and disruptions in the creation/redemption process. Any of these factors, among others, may lead to the Fund’s shares trading at a premium or discount to NAV.

■	Absence of Active Market. Although shares of the Fund are listed for trading on one or more stock exchanges, there can be no assurance that an active trading market for such shares will develop or be maintained by market makers or Authorized Participants.

■	Risk of Secondary Listings. The Fund’s shares may be listed or traded on U.S. and non-U.S. stock exchanges other than the U.S. stock exchange where the Fund’s primary listing is maintained and may otherwise be made available to non-U.S. investors through funds or structured investment vehicles similar to depositary receipts. There can be no assurance that the Fund’s shares will continue to trade on any such stock exchange or in any market or that the Fund’s shares will continue to meet the requirements for listing or trading on any exchange or in any market. The Fund’s shares may be less actively traded in certain markets than in others, and investors are subject to the execution and settlement risks and market standards of the market where they or their broker direct their trades for execution. Certain information available to investors who trade Fund shares on a U.S. stock exchange during regular U.S. market hours may not be available to investors who trade in other markets, which may result in secondary market prices in such markets being less efficient.

■	Secondary Market Trading Risk. Shares of the Fund may trade in the secondary market at times when the Fund does not accept orders to purchase or redeem shares. At such times, shares may trade in the secondary market with more significant premiums or discounts than might be experienced at times when the Fund accepts purchase and redemption orders.

Secondary market trading in Fund shares may be halted by a stock exchange because of market conditions or for other reasons. In addition, trading in Fund shares on a stock exchange or in any market may be subject to trading halts caused by extraordinary market volatility pursuant to “circuit breaker” rules on the stock exchange or market.

Shares of the Fund, similar to shares of other issuers listed on a stock exchange, may be sold short and are therefore subject to the risk of increased volatility and price decreases associated with being sold short.

■	Shares of the Fund May Trade at Prices Other Than NAV. Shares of the Fund trade on stock exchanges at prices at, above or below the Fund’s most recent NAV. The NAV of the Fund is calculated at the end of each business day and fluctuates with changes in the market value of the Fund’s holdings. The trading price of the Fund’s shares fluctuates continuously throughout trading hours based on both market supply of and demand for Fund shares and the underlying value of the Fund’s portfolio holdings or NAV. As a result, the trading prices of the Fund’s shares may deviate significantly from NAV during periods of market volatility. Any of these factors, among others, may lead to the Fund’s shares trading at a premium or discount to NAV. However, because shares can be created and redeemed in Creation Units at NAV, the Adviser believes that large discounts or premiums to the NAV of the Fund are not likely to be sustained over the long term (unlike shares of many closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their NAVs). While the creation/redemption feature is designed to make it more likely that the Fund’s shares normally will trade on stock exchanges at prices close to the Fund’s next calculated NAV, exchange prices are not expected to correlate exactly with the Fund’s NAV due to timing reasons, supply and demand imbalances and other factors. In addition, disruptions to creations and redemptions, including disruptions at market makers, Authorized Participants, or other market participants, and during periods of significant market volatility, may result in trading prices for shares of the Fund that differ significantly from its NAV. Authorized Participants may be less willing to create or redeem Fund shares if there is a lack of an active market for such shares or its underlying investments, which may contribute to the Fund’s shares trading at a premium or discount to NAV.

■	Costs of Buying or Selling Fund Shares. Buying or selling Fund shares on an exchange involves two types of costs that apply to all securities transactions. When buying or selling shares of the Fund through a broker, you will likely incur a brokerage commission and other charges. In addition, you may incur the cost of the “spread”; that is, the difference between what investors are willing to pay for Fund shares (the “bid” price) and the price at which they are willing to sell Fund shares (the “ask” price). The spread, which varies over time for shares of the Fund based on trading volume and market liquidity, is generally narrower if the Fund has more trading volume and market liquidity and wider if the Fund has less trading volume and market liquidity. In addition, increased market volatility may cause wider spreads. There may also be regulatory and other charges that are incurred as a result of trading activity. Because of the costs inherent in buying or selling Fund shares, frequent trading may detract significantly from investment results and an investment in Fund shares may not be advisable for investors who anticipate regularly making small investments through a brokerage account.

Fluctuation of Net Asset Value Risk. The NAV of the Fund’s shares will generally fluctuate with changes in the market value of the Fund’s holdings. The market prices of the Fund’s shares will generally fluctuate in accordance with changes in NAV as well as the relative supply of and demand for the Fund’s shares on the CBOE. The Adviser cannot predict whether the shares will trade below, at or above their NAV. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for the Fund’s shares will be closely related to, but not identical to, the same forces influencing the prices of the Fund’s holdings trading individually or in the aggregate at any point in time.

Authorized Participant Concentration Risk. Only an Authorized Participant may engage in creation or redemption transactions directly with the Fund, and none of those Authorized Participants is obligated to engage in creation and/or redemption transactions. The Fund has a limited number of institutions that may act as Authorized Participants on an agency basis (i.e., on behalf of other market participants). To the extent that Authorized Participants exit the business or are unable to proceed with creation or redemption orders with respect to the Fund and no other Authorized Participant is able to step forward to create or redeem Creation Units, Fund shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts or delisting.

Activism Risk. An activist investor uses an equity stake in a corporation to put public pressure on a company’s management team and board in order to achieve certain objectives such as the increase of shareholder value through changes in corporate policy or financing structure, or reduction of expenses. Shareholder activism can take any of several forms, including proxy battles, publicity campaigns, and negotiations with management. In the event that an affiliate of the Fund or its investment adviser is engaged in an activist campaign with respect to a portfolio company, the Fund may be foreclosed from taking certain actions with respect to that company as a result of prohibitions on engaging in joint transactions with affiliates under Section 17(d) of the 1940 Act or as a result of other regulatory or fiduciary concerns. In addition, while the Fund intends to seek select opportunities to actively engage with one or more portfolio companies, it may only be able to do so in limited circumstances where no other affiliated fund has elected to do so with respect to the same portfolio companies. Certain affiliated investment vehicles may also have a priority over the Fund with respect to engagement opportunities with specific portfolio companies. The Fund intends to be focused and directed in the selection of opportunities to actively engage with its portfolio companies. However, the foregoing restrictions and priorities may limit the Fund's ability to engage with some of those select opportunities. In addition, the Fund may also be deemed to have knowledge of material nonpublic information with respect to portfolio companies from time to time as a result of actions being contemplated by one or more of its affiliates, which may limit its ability to trade in a specific name or buy or sell a position even if it may otherwise be appropriate to do so. In the event the Fund were to engage in activism, such activities may not be successful, or even if successful, the Fund’s investment may lose value. Additionally, engaging in activism may cause the Fund to incur additional expenses that another similar index fund may not experience.

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Limited History of Operations Risk. The Fund is a new fund with no history of operations for investors to evaluate.

Equity Securities Risk. The Fund invests in equity securities, which are subject to changes in value that may be attributable to market perception of a particular issuer or to general stock market fluctuations that affect all issuers. Investments in equity securities may be more volatile than investments in other asset classes.

ESG Investing Risk. The Fund intends to incorporate the Adviser’s ESG investment insights and analysis into its portfolio construction process. The Fund may forgo certain investment opportunities if certain companies and industries that do not meet the Adviser’s criteria. The Fund’s results may be lower than other funds that use different ESG criteria to screen out certain companies or industries. The Fund’s incorporation of ESG or climate focused investment insights may affect the Fund’s exposure to certain companies or industries. The Fund’s results may be lower than other funds that do not consider ESG or climate focused characteristics or use a different methodology to identify and/or incorporate such ESG characteristics. Further, investors may differ in their views of what constitutes positive or negative ESG characteristics of a security. As a result, the Fund may invest in securities that do not reflect the beliefs of any particular investor. In addition, the Fund may not be successful in its strategy to invest in a portfolio of equity securities that, in the Adviser’s view, has an aggregate ESG or climate assessment that is better than the aggregate ESG or climate assessment of the Fund’s benchmark. There is no guarantee that this strategy will be achieved, and such assessment is at the Adviser’s discretion.

Micro Capitalization Companies Risk. Micro cap companies may be newly formed or have limited product lines, distribution channels and financial and managerial resources. The risks associated with those investments are generally greater than those associated with investments in the securities of larger, more established companies. This may cause the Fund’s net asset value to be more volatile when compared to investment companies that focus only on large capitalization companies.

Generally, securities of micro capitalization companies are more likely to experience sharper swings in market value, less liquid markets in which it may be more difficult for the adviser to sell at times and at prices that the adviser believes appropriate and generally are more volatile than those of larger companies. Compared to large companies, micro capitalization companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth and (v) shorter operating histories. Further, the equity securities of micro capitalization companies are often traded over the counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a larger period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Small and Medium Capitalization Companies Risk. The earnings and prospects of small and medium sized companies are more volatile than larger companies and may experience higher failure rates than larger companies. Small and medium sized companies normally have a lower trading volume than larger companies, which may tend to make their market prices fall more disproportionately than larger companies in response to selling pressures. In addition, small and medium sized companies may have limited markets, product lines, or financial resources and lack management experience.

Large-Capitalization Companies Risk. Large-capitalization companies may be less able than smaller capitalization companies to adapt to changing market conditions. Large-capitalization companies may be more mature and subject to more limited growth potential compared with smaller capitalization companies. During different market cycles, the performance of large-capitalization companies has trailed the overall performance of the broader securities markets.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. The value of a security or other asset may decline due to changes in general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or factors that affect a particular issuer or issuers, exchange or exchanges, country, group of countries, region, market, industry, group of industries, sector or asset class. Local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on the Fund and its investments and could result in increased premiums or discounts to the Fund’s NAV. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates generally do not have the same impact on all types of securities and instruments.

Non-Diversification Risk. Although the Fund intends to invest in a variety of securities and instruments, the Fund is considered to be non-diversified, which means that it may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were a diversified fund. As a result, the Fund may be more exposed to the risks associated with and developments affecting an individual issuer or a smaller number of issuers than a fund that invests more widely. This may increase the Fund’s volatility and cause the performance of a relatively smaller number of issuers to have a greater impact on the Fund’s performance.

Active Management Risk. The Fund is actively managed, which means that investment decisions are made based on investment views. There is no guarantee that the investment views will produce the desired results or expected returns, which may cause the Fund to fail to meet its investment objective or to underperform its benchmark index or funds with similar investment objectives and strategies. Furthermore, active trading that can accompany active management may result in high portfolio turnover, which may have a negative impact on performance. Active trading may result in higher brokerage costs or mark-up charges, which are ultimately passed on to shareholders of the Fund. Active trading may also result in adverse tax consequences.

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Asset Class Risk. The securities and other assets in the Fund’s portfolio may underperform in comparison to other securities or indexes that track other countries, groups of countries, regions, industries, groups of industries, markets, asset classes or sectors. Various types of securities, currencies and indexes may experience cycles of outperformance and underperformance in comparison to the general financial markets depending upon a number of factors including, among other things, inflation, interest rates, productivity, global demand for local products or resources, and regulation and governmental controls. This may cause the Fund to underperform other investment vehicles that invest in different asset classes.

Concentration Risk. The Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities and/or other assets of a particular issuer or issuers, country, region, market, industry, group of industries, sector or asset class. The Fund may be more adversely affected by the underperformance of those securities and/or other assets, may experience increased price volatility and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting those securities and/or other assets than a fund that does not concentrate its investments.

Sector Risk. The Fund may focus its investments in securities of a particular sector. Economic, legislative or regulatory developments may occur that significantly affect the sector. This may cause the Fund’s NAV to fluctuate more than that of a fund that does not focus on a particular sector.

Natural Resources Sector Risk. Companies in the natural resources sector can be significantly affected by global and regional climates, environmental protection regulatory actions, changes in government standards and subsidy levels, changes in taxation and other domestic and international political, regulatory and economic developments. Such companies also may be significantly affected by technological changes in industries focusing on energy, pollution control and mitigation of global warming. Because society’s focus on climate change issues is relatively new, the emphasis and direction of governmental policies is subject to significant change, and rapid technological change could render even new approaches and products obsolete.

Agriculture Sector Risk. Companies in the agriculture sector can be significantly affected by consumer and product trends, competitive pricing, technological changes, and environmental factors, including weather and natural disasters, as well as the performance of the overall economy, interest rates, consumer confidence, and the cost of commodities. Regulations and policies of various domestic and foreign governments may affect agricultural products.

Biotechnology Sector Risk. The biotechnology industry can be significantly affected by patent considerations, intense competition, rapid technological change and obsolescence, and government regulation, and revenue patterns can be erratic.

Consumer Discretionary Sector Risk. The success of consumer product manufacturers and retailers is tied closely to the performance of domestic and international economies, interest rates, exchange rates, competition, consumer confidence, changes in demographics and consumer preferences. Companies in the consumer discretionary sector depend heavily on disposable household income and consumer spending and may be strongly affected by social trends and marketing campaigns. These companies may be subject to severe competition, which may have an adverse impact on their profitability.

Consumer Staples Sector Risk. Companies in the consumer staples sector may be affected by the regulation of various product components and production methods, marketing campaigns and changes in the global economy, consumer spending and consumer demand. Tobacco companies, in particular, may be adversely affected by new laws, regulations and litigation. Companies in the consumer staples sector may also be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors. These companies may be subject to severe competition, which may have an adverse impact on their profitability.

Energy Sector Risk. Companies in the energy sector are subject to certain risks, including legislative or regulatory changes, adverse market conditions and increased competition. Performance of such companies may be affected by factors including, among others, fluctuations in energy prices, energy fuel supply and demand factors, energy conservation, the success of exploration projects, local and international politics, and events occurring in nature. For instance, natural events (such as earthquakes, hurricanes or fires in prime natural resources areas) and political events (such as government instability or military confrontations) can affect the value of companies involved in business activities in the energy sector. Other risks may include liabilities for environmental damage and general civil liabilities, depletion of resources, and mandated expenditures for safety and pollution control. The energy sector may also be affected by economic cycles, rising interest rates, high inflation, technical progress, labor relations, legislative or regulatory changes, local and international politics, and adverse market conditions.

Technology Sector Risk. Companies in the technology sector can be significantly affected by rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Stocks of technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the technology sector may face dramatic and often unpredictable changes in growth rates and competition of the services of qualified personnel.

Transportation Sector Risk. Companies in the transportation industry can be significantly affected by changes in the economy, fuel prices, labor relations, and insurance costs. Government regulation also can adversely affect transportation companies.

Utilities Sector Risk. Companies in the utilities sector are subject to certain risks, including risks associated with government regulation, interest rate changes, financing difficulties, supply and demand for services or products, intense competition, natural resource conservation and commodity price fluctuations.

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Cybersecurity Risk. With the increased use of technologies such as the internet to conduct business, the Fund, Authorized Participants, service providers and the relevant listing exchange are susceptible to operational, information security and related “cyber” risks both directly and through their service providers. Similar types of cybersecurity risks are also present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers and may cause the Fund’s investment in such portfolio companies to lose value. Unlike many other types of risks faced by the Fund, these risks typically are not covered by insurance. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber incidents include, but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyberattacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Recently, geopolitical tensions may have increased the scale and sophistication of deliberate attacks, particularly those from nation-states or from entities with nation-state backing.

Cybersecurity failures by or breaches of the systems of the Fund’s adviser, distributor and other service providers (including, but not limited to, index and benchmark providers, fund accountants, custodians, transfer agents and administrators), market makers, Authorized Participants or the issuers of securities in which the Fund invests, have the ability to cause disruptions and impact business operations, potentially resulting in: financial losses, interference with the Fund’s ability to calculate its NAV, disclosure of confidential trading information, impediments to trading, submission of erroneous trades or erroneous creation or redemption orders, the inability of the Fund or its service providers to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, cyberattacks may render records of Fund assets and transactions, shareholder ownership of Fund shares, and other data integral to the functioning of the Fund inaccessible or inaccurate or incomplete. Substantial costs may be incurred by the Fund in order to resolve or prevent cyber incidents in the future. While the Fund has established business continuity plans in the event of, and risk management systems to prevent, such cyber incidents, there are inherent limitations in such plans and systems, including the possibility that certain risks have not been identified and that prevention and remediation efforts will not be successful or that cyberattacks will go undetected. Furthermore, the Fund cannot control the cybersecurity plans and systems put in place by service providers to the Fund, issuers in which the Fund invests, market makers or Authorized Participants. The Fund and its shareholders could be negatively impacted as a result.

Infectious Illness Risk. An outbreak of an infectious respiratory illness, COVID-19, caused by a novel coronavirus that was first detected in December 2019 has spread globally. The impact of this outbreak has adversely affected the economies of many nations and the global economy, and may impact individual issuers and capital markets in ways that cannot be foreseen. The duration of the outbreak and its effects cannot be predicted with certainty. Any market or economic disruption can be expected to result in elevated tracking error and increased premiums or discounts to the Fund’s NAV.

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•	General Impact. This outbreak has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, lower consumer demand, temporary closures of stores, restaurants and other commercial establishments, layoffs, defaults and other significant economic impacts, as well as general concern and uncertainty.

•	Market Volatility. The outbreak has also resulted in extreme volatility, severe losses, and disruptions in markets which can adversely impact the Fund and its investments, including impairing hedging activity to the extent the Fund engages in such activity, as expected correlations between related markets or instruments may no longer apply. In addition, to the extent the Fund invests in short-term instruments that have negative yields, the Fund’s value may be impaired as a result. Certain issuers of equity securities have cancelled or announced the suspension of dividends. The outbreak has, and may continue to, negatively affect the credit ratings of some fixed income securities and their issuers.

•	Market Closures. Certain local markets have been or may be subject to closures, and there can be no assurance that trading will continue in any local markets in which the Fund may invest, when any resumption of trading will occur or, once such markets resume trading, whether they will face further closures. Any suspension of trading in markets in which the Fund invests will have an impact on the Fund and its investments and will impact the Fund’s ability to purchase or sell securities in such markets.

•	Operational Risk. The outbreak could also impair the information technology and other operational systems upon which the Fund’s service providers, including the Adviser, rely, and could otherwise disrupt the ability of employees of the Fund’s service providers to perform critical tasks relating to the Fund, for example, due to the service providers’ employees performing tasks in alternate locations than under normal operating conditions or the illness of certain employees of the Fund’s service providers.

•	Governmental Interventions. Governmental and quasi-governmental authorities and regulators throughout the world have responded to the outbreak and the resulting economic disruptions with a variety of fiscal and monetary policy changes, including direct capital infusions into companies and other issuers, new monetary policy tools, and lower interest rates. An unexpected or sudden reversal of these policies, or the ineffectiveness of such policies, is likely to increase market volatility, which could adversely affect the Fund’s investments.

•	Pre-Existing Conditions. Public health crises caused by the outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. Other infectious illness outbreaks that may arise in the future could have similar or other unforeseen effects.

Issuer Risk. The performance of the Fund depends on the performance of individual securities to which the Fund has exposure. Any issuer of these securities may perform poorly, causing the value of its securities to decline. Poor performance may be caused by poor management decisions, competitive pressures, changes in technology, expiration of patent protection, disruptions in supply, labor problems or shortages, corporate restructurings, fraudulent disclosures, credit deterioration of the issuer or other factors. Issuers may, in times of distress or at their own discretion, decide to reduce or eliminate dividends, which may also cause their stock prices to decline. An issuer may also be subject to risks associated with the countries, states and regions in which the issuer resides, invests, sells products, or otherwise conducts operations.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and the Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address significant operational risks.

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Risk of Investing in the U.S. A decrease in imports or exports, changes in trade regulations and/or an economic recession in the U.S. may have a material adverse effect on the U.S. economy and the securities listed on U.S. exchanges. Proposed and adopted policy and legislative changes in the U.S. are changing many aspects of financial and other regulation and may have a significant effect on the U.S. markets generally, as well as on the value of certain securities. In addition, a continued rise in the U.S. public debt level or the imposition of U.S. austerity measures may adversely affect U.S. economic growth and the securities to which the Fund has exposure.

The U.S. has developed increasingly strained relations with a number of foreign countries. If relations with certain countries continue to worsen, it could adversely affect U.S. issuers as well as non-U.S. issuers that rely on the U.S. for trade. The U.S. has also experienced increased internal unrest and discord. If this trend were to continue, it may have an adverse impact on the U.S. economy and the issuers in which the Fund invests.

Foreign Securities Risk. Investments in non-U.S. securities involve certain risks that may not be present with investments in U.S. securities. For example, investments in non-U.S. securities may be subject to risk of loss due to foreign currency fluctuations or to political or economic instability. There may be less information publicly available about a non-U.S. issuer than a U.S. issuer. Non-U.S. issuers may be subject to different accounting, auditing, financial reporting and investor protection standards than U.S. issuers. Investments in non-U.S. securities may be subject to withholding or other taxes and may be subject to additional trading, settlement, custodial, and operational risks. With respect to certain countries, there is the possibility of government intervention and expropriation or nationalization of assets. Because legal systems differ, there is also the possibility that it will be difficult to obtain or enforce legal judgments in certain countries. Since foreign exchanges may be open on days when the Fund does not price its shares, the value of the securities in the Fund’s portfolio may change on days when shareholders will not be able to purchase or sell the Fund’s shares. Conversely, shares may trade on days when foreign exchanges are close. Each of these factors can make investments in the Fund more volatile and potentially less liquid than other types of investments.

Emerging Markets Risk. Investments in securities and instruments traded in developing or emerging markets, or that provide exposure to such securities or markets, can involve additional risks relating to political, economic, or regulatory conditions not associated with investments in U.S. securities and instruments. For example, developing and emerging markets may be subject to (i) greater market volatility, (ii) lower trading volume and liquidity, (iii) greater social, political and economic uncertainty, (iv) governmental controls on foreign investments and limitations on repatriation of invested capital, (v) lower disclosure, corporate governance, auditing and financial reporting standards, (vi) fewer protections of property rights, (vii) restrictions on the transfer of securities or currency, and (viii) settlement and trading practices that differ from those in U.S. markets. Each of these factors may impact the ability of a Fund to buy, sell or otherwise transfer securities, adversely affect the trading market and price for shares and cause a Fund to decline in value.

Securities Lending Risk. The Fund may engage in securities lending. Securities lending involves the risk that the Fund may lose money because the borrower of the loaned securities fails to return the securities in a timely manner or at all. The Fund could also lose money in the event of a decline in the value of collateral provided for loaned securities or a decline in the value of any investments made with cash collateral. These events could also trigger adverse tax consequences for the Fund. In addition, to the extent loaned securities are not returned in a timely manner, the Fund may be unable to vote proxies for such securities in accordance with its proxy voting policy.

American Depositary Receipt (“ADR”) Risk. ADRs are receipts issued by US banks evidencing ownership in securities of foreign issuers. Securities of foreign issuers, and consequently ADRs, may decrease in value due to changes in currency exchange rates, the economic climate in the issuer’s home country or for a variety of other reasons.

A Further Discussion of Other Risks

The Fund may also be subject to certain other risks associated with its investments and investment strategies. The order of the below risk factors does not indicate the significance of any particular risk factor.

Close-Out Risk for Qualified Financial Contracts. Regulations adopted by global prudential regulators that are now in effect require counterparties that are part of U.S. or foreign global systemically important banking organizations to include contractual restrictions on close-out and cross-default in agreements relating to qualified financial contracts. Qualified financial contracts include agreements relating to swaps, currency forwards and other derivatives as well as repurchase agreements and securities lending agreements. The restrictions prevent the Fund from closing out a qualified financial contract during a specified time period if the counterparty is subject to resolution proceedings and also prohibit the Fund from exercising default rights due to a receivership or similar proceeding of an affiliate of the counterparty. These requirements may increase credit risk and other risks to the Fund.

Communication Services Sector Risk. The communication services sector consists of both companies in the telecommunication services industry as well as those in the media and entertainment industry. Examples of companies in the telecommunication services industry group include providers of fiber- optic, fixed-line, cellular and wireless telecommunications networks. Companies in the media and entertainment industry group encompass a variety of services and products including television broadcasting, gaming products, social media, networking platforms, online classifieds, online review websites, and Internet search engines. Companies in the communication services sector may be affected by industry competition, substantial capital requirements, government regulation, and obsolescence of communications products and services due to technological advancement. Fluctuating domestic and international demand, shifting demographics and often unpredictable changes in consumer tastes can drastically affect a communication services company’s profitability. In addition, while all companies may be susceptible to network security breaches, certain companies in the communication services sector may be particular targets of hacking and potential theft of proprietary or consumer information or disruptions in service, which could have a material adverse effect on their businesses.

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The communication services sector of a country’s economy is often subject to extensive government regulation. The costs of complying with governmental regulations, delays or failure to receive required regulatory approvals, or the enactment of new regulatory requirements may negatively affect the business of communications companies. Government actions around the world, specifically in the area of pre-marketing clearance of products and prices, can be arbitrary and unpredictable. The communications services industry can also be significantly affected by intense competition for market share, including competition with alternative technologies such as wireless communications, product compatibility and standardization, consumer preferences, rapid product obsolescence, research and development of new products, lack of standardization or compatibility with existing technologies, and a dependency on patent and copyright protections. Companies in the communication services sector may encounter distressed cash flows due to the need to commit substantial capital to meet increasing competition, particularly in developing new products and services using new technology. Technological innovations may make the products and services of certain communications companies obsolete.

Telecommunications providers with exposure to the U.S. are generally required to obtain franchises or licenses in order to provide services in a given location. Licensing and franchise rights in the telecommunications sector are limited, which may provide an advantage to certain participants. Limited availability of such rights, high barriers to market entry and regulatory oversight, among other factors, have led to consolidation of companies within the sector, which could lead to further regulation or other negative effects in the future. Telecommunication providers investing in non-U.S. countries may be subject to similar risks. Additional risks include those related to competitive challenges in the U.S. from non-U.S. competitors engaged in strategic joint ventures with U.S. companies and in non-U.S. markets from both U.S. and non-U.S. competitors.

Companies in the media and entertainment industries can be significantly affected by several factors, including competition, particularly in formulation of products and services using new technologies, cyclicality of revenues and earnings, a potential decrease in the discretionary income of targeted individuals, changing consumer tastes and interests, and the potential increase in government regulation. Companies in the media and entertainment industries may become obsolete quickly. Advertising spending can be an important revenue source for media and entertainment companies. During economic downturns advertising spending typically decreases and, as a result, media and entertainment companies tend to generate less revenue.

Derivatives Risk. A derivative is a financial contract, the value of which depends on or is derived from, the value of an underlying asset such as a security or an index. The Fund may invest in certain types of derivatives contracts, including futures. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices and the Fund’s losses may be greater if it invests in derivatives than if it invests only in conventional securities.

Dividend Risk. There is no guarantee that issuers of the stocks held by the Fund will declare dividends in the future or that, if declared, they will be paid, or that they will either remain at current levels or increase over time.

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Financial Sector Risk. Companies in the financial sector of an economy are subject to extensive governmental regulation and intervention, which may adversely affect the scope of their activities, the prices they can charge, the amount of capital they must maintain and, potentially, their size. The extent to which the Fund may invest in a company that engages in securities-related activities or banking is limited by applicable law. Governmental regulation may change frequently and may have significant adverse consequences for companies in the financial sector, including effects not intended by such regulation. Recently enacted legislation in the U.S. has relaxed capital requirements and other regulatory burdens on certain U.S. banks. While the effect of the legislation may benefit certain companies in the financial sector, increased risk taking by affected banks may also result in greater overall risk in the U.S. and global financial sector. The impact of changes in capital requirements, or recent or future regulation in various countries, on any individual financial company or on the financial sector as a whole cannot be predicted. Certain risks may impact the value of investments in the financial sector more severely than those of investments outside this sector, including the risks associated with companies that operate with substantial financial leverage. Companies in the financial sector may also be adversely affected by increases in interest rates and loan losses, decreases in the availability of money or asset valuations, credit rating downgrades and adverse conditions in other related markets. Insurance companies, in particular, may be subject to severe price competition and/or rate regulation, which may have an adverse impact on their profitability. The financial sector is particularly sensitive to fluctuations in interest rates. The financial sector is also a target for cyberattacks, and may experience technology malfunctions and disruptions. In recent years, cyberattacks and technology malfunctions and failures have become increasingly frequent in this sector and have reportedly caused losses to companies in this sector, which may negatively impact the Fund.

Healthcare Sector Risk. The profitability of companies in the healthcare sector may be adversely affected by the following factors, among others: extensive government regulations, restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure, an increased emphasis on outpatient services, changes in the demand for medical products and services, a limited number of products, industry innovation, changes in technologies and other market developments. A number of issuers in the healthcare sector have recently merged or otherwise experienced consolidation. The effects of this trend toward consolidation are unknown and may be far-reaching. Many healthcare companies are heavily dependent on patent protection. The expiration of a company’s patents may adversely affect that company’s profitability. Many healthcare companies are subject to extensive litigation based on product liability and similar claims. Healthcare companies are subject to competitive forces that may make it difficult to raise prices and, in fact, may result in price discounting. Many new products in the healthcare sector may be subject to regulatory approvals. The process of obtaining such approvals may be long and costly, and such efforts ultimately may be unsuccessful. Companies in the healthcare sector may be thinly capitalized and may be susceptible to product obsolescence. In addition, a number of legislative proposals concerning healthcare have been considered by the U.S. Congress in recent years. It is unclear what proposals will ultimately be enacted, if any, and what effect they may have on companies in the healthcare sector.

Illiquid Investments Risk. The Fund may invest up to an aggregate amount of 15% of its net assets in illiquid investments. An illiquid investment is any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without significantly changing the market value of the investment. To the extent the Fund holds illiquid investments, the illiquid investments may reduce the returns of the Fund because the Fund may be unable to transact at advantageous times or prices. An investment may be illiquid due to, among other things, the reduced number and capacity of traditional market participants to make a market in securities or instruments or the lack of an active market for such securities or instruments. To the extent that the Fund invests in securities or instruments with substantial market and/or credit risk, the Fund will tend to have increased exposure to the risks associated with illiquid investments. Liquid investments may become illiquid after purchase by the Fund, particularly during periods of market turmoil. There can be no assurance that a security or instrument that is deemed to be liquid when purchased will continue to be liquid for as long as it is held by the Fund, and any security or instrument held by the Fund may be deemed an illiquid investment pursuant to the Fund’s liquidity risk management program. Illiquid investments may be harder to value, especially in changing markets. Although the Fund primarily seeks to redeem shares of the Fund on an in-kind basis, if the Fund is forced to sell underlying investments at reduced prices or under unfavorable conditions to meet redemption requests or for other cash needs, the Fund may suffer a loss. This may be magnified in a rising interest rate environment or other circumstances where redemptions from the Fund may be greater than normal. Other market participants may be attempting to liquidate holdings at the same time as the Fund, causing increased supply of the Fund’s underlying investments in the market and contributing to illiquid investments risk and downward pricing pressure. During periods of market volatility, liquidity in the market for the Fund’s shares may be impacted by the liquidity in the market for the underlying securities or instruments held by the Fund, which could lead to the Fund’s shares trading at a premium or discount to the Fund’s NAV.

Energy Sector Risk. Companies in the energy sector are subject to certain risks, including legislative or regulatory changes, adverse market conditions and increased competition. Performance of such companies may be affected by factors including, among others, fluctuations in energy prices, energy fuel supply and demand factors, energy conservation, the success of exploration projects, local and international politics, and events occurring in nature. For instance, natural events (such as earthquakes, hurricanes or fires in prime natural resources areas) and political events (such as government instability or military confrontations) can affect the value of companies involved in business activities in the energy sector. Other risks may include liabilities for environmental damage and general civil liabilities, depletion of resources, and mandated expenditures for safety and pollution control. The energy sector may also be affected by economic cycles, rising interest rates, high inflation, technical progress, labor relations, legislative or regulatory changes, local and international politics, and adverse market conditions.

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Technology Sector Risk. Technology companies, including information technology companies, face intense competition, both domestically and internationally, which may have an adverse effect on a company’s profit margins. Technology companies may have limited product lines, markets, financial resources or personnel. The products of technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the technology sector are heavily dependent on patent and other intellectual property rights. A technology company’s loss or impairment of these rights may adversely affect the company’s profitability. Companies in the technology sector are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action. The technology sector may also be adversely affected by changes or trends in commodity prices, which may be influenced or characterized by unpredictable factors.

Industrials Sector Risk. The value of securities issued by companies in the industrials sector may be adversely affected by supply and demand changes related to their specific products or services and industrials sector products in general. The products of manufacturing companies may face obsolescence due to rapid technological developments and frequent new product introduction. Global events, trade disputes and changes in government regulations, economic conditions and exchange rates may adversely affect the performance of companies in the industrials sector. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. The industrials sector may also be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors. Companies in the industrials sector, particularly aerospace and defense companies, may also be adversely affected by government spending policies because companies in this sector tend to rely to a significant extent on government demand for their products and services.

Threshold/Underinvestment Risk. If certain aggregate and/or fund-level ownership thresholds are reached through transactions undertaken by the Adviser, its affiliates or the Fund, or as a result of third-party transactions or actions by an issuer or regulator, the ability of the Adviser and its affiliates on behalf of clients (including the Fund) to purchase or dispose of investments, or exercise rights or undertake business transactions, may be restricted by regulation or otherwise impaired. The capacity of the Fund to make investments in certain securities may be affected by the relevant threshold limits, and such limitations may have adverse effects on the liquidity and performance of the Fund’s portfolio holdings

For example, in certain circumstances where the Fund invests in securities issued by companies that operate in certain regulated industries or in certain emerging or international markets, is subject to corporate or regulatory ownership restrictions, or invests in certain futures or other derivative transactions, there may be limits on the aggregate and/or fund-level amount invested or voted by the Adviser and its affiliates for their proprietary accounts and for client accounts (including the Fund) that may not be exceeded without the grant of a license or other regulatory or corporate consent or, if exceeded, may cause the Adviser and its affiliates, the Fund or other client accounts to suffer disadvantages or business restrictions.

Risk of Reliance on ESG Metrics and Third-Party Data Providers. The Adviser intends to evaluate its portfolio companies in part through the use of specific ESG metrics that will be tested, among other ways, through the use information sourced from third-party data providers. For example, the ESG criteria used by the Adviser in seeking to encourage transformational change at the companies within the Fund’s portfolio incorporates data and scores provided by third parties. In addition, the proxy voting guidelines developed by the Adviser will employ similar ESG metrics that will likewise be evaluated with the assistance of third-party data providers. The data and scores provided by such third parties, though, may be limited or only take into account one or a few of many ESG related components of portfolio companies. In addition, ESG information and scores across third party data providers, indexes and other funds may differ substantially and/or be incomparable. As a result, the approach taken by the Fund with respect to a specific portfolio company may differ materially depending upon which third party data provider or providers it engages. The Fund’s reliance upon such third party data providers may also expose it to data or scoring errors on the part of such third parties.

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Portfolio Holdings Disclosure

A description of the Fund’s policies and procedures regarding the release of portfolio holdings information is available in the Fund’s Statement of Additional Information (“SAI”).

MANAGEMENT

Adviser

Fund Management at Engine No. 1 LLC, located at 710 Sansome Street, San Francisco, CA 94111, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.

For its investment advisory services to the Fund, the Adviser is paid a management fee from the Fund based on a percentage of the Fund’s average daily net assets, at the annual rate of 0.75%. The Adviser may from time to time voluntarily waive and/or reimburse fees or expenses in order to limit total annual fund operating expenses, as may be specified in a separate letter of agreement.

Pursuant to the Investment Advisory Agreement between the Adviser and the Trust (entered into on behalf of the Fund), the Adviser is responsible for substantially all expenses of the Fund, except (i) interest and taxes (including, but not limited to, income, excise, transfer and withholding taxes); (ii) expenses of the Fund incurred with respect to the acquisition, holding, voting and/or disposition of portfolio securities and the execution of portfolio transactions, including brokerage commissions; (iii) expenses incurred in connection with any distribution plan adopted by the Trust in compliance with Rule 12b-1 under the 1940 Act, including distribution fees; (iv) the advisory fee payable to the Adviser hereunder; and (v) litigation expenses (including fees and expenses of counsel retained by or on behalf of the Trust or any Fund) and any fees, costs or expenses payable by the Trust or any Fund pursuant to indemnification obligations to which the Trust or such Fund may be subject (pursuant to contract or otherwise); and (vi) any extraordinary expenses, as determined by a majority of the Independent Trustees.

A discussion regarding the basis for the Board of Trustees’ approval of the Investment Advisory Agreement will be available in the Fund’s annual report to shareholders for the period ending October 31, 2021.

Portfolio Manager

Molly Landes has been with Engine No. 1 since March 2021. Prior to her role at Engine No. 1, Ms. Landes was employed at BlackRock with a focus on Portfolio Management and trading since 2011. Before her time with BlackRock, Ms. Landes focused on domestic and international equity trading at both Fidelity and Bank of America/US Trust. Ms. Landes holds an MBA in Finance from Boston University and a BA in Telecommunications with a Business Minor from Indiana University.

The Fund’s SAI provides additional information about the Portfolio Manager’s compensation structure, other accounts managed by the Portfolio Manager, and the Portfolio Manager’s ownership of shares in the Fund.

HOW SHARES ARE PRICED

The NAV of shares is determined at the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern Time) on each day the New York Stock Exchange (“NYSE”) is open. NAV is computed by determining the aggregate market value of all assets of the Fund, less its liabilities, divided by the total number of shares outstanding ((assets-liabilities)/number of shares = NAV). The NYSE is closed on weekends and New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV takes into account the expenses and fees of the Fund, including management, administration, and distribution fees, which are accrued daily. The determination of NAV for the Fund for a particular day is applicable to all applications for the purchase of shares, as well as all requests for the redemption of shares, received by the Fund (or an authorized broker or agent, or its authorized designee) before the close of trading on the NYSE on that day.

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Generally, securities traded or dealt in upon one or more securities exchanges (whether domestic or foreign) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the mean between the current bid and ask prices on such exchange. Securities primarily traded in the National Association of Securities Dealers’ Automated Quotation System (“NASDAQ”) National Market System for which market quotations are readily available shall be valued using the NASDAQ official closing price. Securities that are not traded or dealt in any securities exchange (whether domestic or foreign) and for which over-the-counter market quotations are readily available generally shall be valued at the last sale price or, in the absence of a sale, at the mean between the current bid and ask price on such over-the-counter market. Debt securities not traded on an exchange may be valued at prices supplied by a pricing agent (s) based on broker or dealer supplied valuations or matrix pricing, a method of valuing securities by reference to the value of other securities with similar characteristics, such as rating, interest rate and maturity. Futures, swaps and options contracts listed for trading on a futures or options exchange or board of trade for which market quotations are generally available are valued at the last quoted sale price, or, in the absence of a sale, at the mean of the last bid and ask price. Total return swaps on exchange-listed securities are valued at the last quoted sale price, or, in the absence of a sale, at the mean of the last bid and ask price.

If market quotations are not readily available, securities or other assets will be valued at their fair value as determined in good faith by the Adviser in accordance with procedures approved by the Board and evaluated by the Board as to the reliability of the fair value method used. In these cases, the Fund’s NAV will reflect certain portfolio securities’ fair values rather than their market prices. Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security or other asset may be materially different than the value that could be realized upon the sale of that security or other asset. The fair value prices can differ from market prices. The Board has delegated execution of these procedures to a fair value committee. The committee may also enlist third party consultants such as an audit firm or financial officer of a security issuer on an as-needed basis to assist in determining a security-specific fair value. The Board reviews and ratifies the execution of this process and the resultant fair value prices at least quarterly to assure the process produces reliable results.

The Fund may use independent pricing services to assist in calculating the value of the Fund’s securities or other assets.

With respect to any portion of the Fund’s assets that are invested in one or more open-end management investment companies registered under the 1940 Act, the Fund’s net asset value is calculated based upon the net asset values of those open-end management investment companies, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

Premium/Discount Information

Most investors will buy and sell shares of the Fund in secondary market transactions through brokers at market prices and the Fund’s shares will trade at market prices. The market price of shares of the Fund may be greater than, equal to, or less than NAV. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of shares of the Fund.

HOW TO BUY AND SELL SHARES

Shares of the Fund are listed for trading on the CBOE under the symbol [ ]. Share prices are reported in dollars and cents per share. Shares can be bought and sold on the secondary market throughout the trading day like other publicly-traded shares at their market price, and shares typically trade in blocks smaller than a Creation Unit. There is no minimum investment required. Shares may only be purchased and sold on the secondary market when the CBOE is open for trading. The CBOE is open for trading Monday through Friday and is closed on weekends and the following holidays, as observed: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

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When buying or selling shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction.

Authorized Participants may acquire shares directly from the Fund, and Authorized Participants may tender their shares for redemption directly to the Fund, at NAV per share only in large blocks, or Creation Units, of 20,000 shares. Purchases and redemptions directly with the Fund must follow the Fund’s procedures, which are described in the SAI.

The Fund may liquidate and terminate at any time without shareholder approval.

Share Trading Prices

The trading prices of the Fund’s shares in the secondary market generally differ from the Fund’s daily NAV and are affected by market forces such as the supply of and demand for ETF shares and shares of underlying securities held by the Fund, economic conditions and other factors.

Book Entry

Shares are held in book entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding shares of the Fund and is recognized as the owner of all shares for all purposes.

Investors owning shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of shares, you are not entitled to receive physical delivery of stock certificates or to have shares registered in your name, and you are not considered a registered owner of shares. Therefore, to exercise any right as an owner of shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other securities that you hold in book entry or “street name” form.

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

Shares can only be purchased and redeemed directly from the Fund in Creation Units by Authorized Participants, and the vast majority of trading shares occurs on the secondary market. Because the secondary market trades do not directly involve the Fund, it is unlikely those trades would cause the harmful effects of market timing, including dilution, disruption of portfolio management, increases in the Fund’s trading costs and the realization of gains or losses. With regard to the purchase or redemption of Creation Units directly with the Fund, to the extent effected in-kind (i.e., for securities), those trades do not cause the harmful effects that may result from frequent cash trades. To the extent trades are effected in whole or in part in cash, those trades could result in dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective. However, direct trading by Authorized Participants is critical to ensuring that shares trade at or close to NAV. The Fund also employs fair valuation pricing to minimize potential dilution from market timing. In addition, the Fund imposes transaction fees on purchases and redemptions of Fund shares to cover the custodial and other costs incurred by the Fund in effecting trades. These fees increase if an investor substitutes cash in part or in whole for securities, reflecting the fact that the Fund’s trading costs increase in those circumstances. Given this structure, the Fund has determined that it is not necessary to adopt policies and procedures to detect and deter market timing of the Fund’s shares.

DIVIDENDS, OTHER DISTRIBUTION AND TAXES

Shares are traded throughout the day in the secondary market on the CBOE on an intra-day basis and are created and redeemed in-kind and/or for cash in Creation Units at each day’s next calculated NAV. In-kind arrangements are designed to protect ongoing shareholders from the adverse effects on the Fund’s portfolio that could arise from frequent cash redemption transactions. In a conventional mutual fund, redemptions can have an adverse tax impact on taxable shareholders if the mutual fund needs to sell portfolio securities to obtain cash to meet net fund redemptions. These sales may generate taxable gains for the ongoing shareholders of the mutual fund, whereas the shares’ in-kind redemption mechanism generally will not lead to a tax event for the Fund or its ongoing shareholders.

Ordinarily, dividends from net investment income, if any, are declared and paid at least annually. The Fund generally distributes its net realized capital gains, if any, to shareholders annually. The Fund may also pay a special distribution at the end of a calendar year to comply with federal tax requirements.

Distributions in cash may be reinvested automatically in additional whole shares only if the broker through whom you purchased shares makes such option available.

Taxes

As with any investment, you should consider how your investment in shares will be taxed. The tax information in this prospectus is provided as general information. You should consult your own tax professional about the tax consequences of an investment in shares. The Fund intends to elect, and intends to qualify each year, as a RIC (as defined below) under the Internal Revenue Code of 1986, as amended (the “Code”). As a RIC, the Fund is generally not subject to corporate-level U.S. federal income tax on any net ordinary income or capital gains that are timely distributed to shareholders. However, the Fund’s failure to qualify as a RIC or to meet minimum distribution requirements would result (if certain relief provisions were not available) in corporate-level taxation and, consequently, a reduction in amounts available for distribution to shareholders.

Taxes on Distributions

Distributions of the Fund’s “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) generally will be taxable as dividend income to U.S. shareholders to the extent of the Fund’s current or accumulated earnings and profits, except that the Fund’s dividends attributable to its “qualified dividend income” (i.e., dividends received on stock of certain domestic and certain foreign corporations with respect to which the Fund satisfies certain holding period and other restrictions), if any, generally are subject to federal income tax for non-corporate shareholders who satisfy those restrictions with respect to their Fund shares at the rate for net capital gain – under current law, at a maximum rate of 20%. A part of the Fund’s dividends also may be eligible for the dividends-received deduction allowed to corporations -- the eligible portion may not exceed the aggregate dividends the Fund receives from domestic corporations subject to federal income tax (excluding REITs) and excludes dividends from foreign corporations -- subject to similar restrictions.

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In general, your distributions are subject to federal income tax when they are paid, whether you take them in cash or reinvest them in the Fund (if that option is available). Distributions reinvested in additional shares of the Fund through the means of a dividend reinvestment service, if available, will be taxable to shareholders acquiring the additional shares to the same extent as if such distributions had been received in cash. Distributions of net long-term capital gains, if any, in excess of net short-term capital losses are taxable as long-term capital gains, regardless of how long you have held the shares.

U.S. individuals with income exceeding specified thresholds are subject to a 3.8% Medicare contribution tax on all or a portion of their “net investment income,” which includes interest, dividends, and certain capital gains (generally including capital gains distributions and capital gains realized on the sale of shares). This 3.8% tax also applies to all or a portion of the undistributed net investment income of certain shareholders that are estates and trusts.

In general, your distributions are subject to federal income tax for the year in which they are paid. Certain distributions paid in January, however, may be treated as paid on December 31 of the prior year. Distributions are generally taxable even if they are paid from income or gains earned by the Fund before your investment (and thus were included in the shares’ NAV when you purchased your shares).

Distributions in excess of the Fund’s current and accumulated earnings and profits are treated as a tax-free return of capital to the extent of your basis in the shares and as capital gain thereafter. A distribution will reduce the Fund’s NAV per share and may be taxable to you as ordinary income or capital gain (as described above) even though, from an investment standpoint, the distribution may constitute a return of capital.

By law, the Fund is required to withhold 24% of your distributions if you have not provided the Fund with a correct Social Security number or other taxpayer identification number and in certain other situations.

If you are neither a resident nor a citizen of the United States or if you are a foreign entity, distributions (other than capital gain dividends) paid to you by the Fund will generally be subject to a U.S. withholding tax at the rate of 30% unless a lower treaty rate applies. The Fund may, under certain circumstances, report all or a portion of a dividend as an “interest-related dividend” or a “short-term capital gain dividend,” which would generally be exempt from this 30% U.S. withholding tax, provided certain other requirements are met.

Taxes on Exchange-Listed Share Sales

Any capital gain or loss realized upon a sale of shares is generally treated as long-term capital gain or loss if the shares have been held for more than one year and as short-term capital gain or loss if the shares have been held for one year or less. The ability to deduct capital losses from sales of shares may be limited.

Taxes on Purchase and Redemption of Creation Units

An Authorized Participant who exchanges securities for Creation Units generally will recognize a gain or a loss equal to the difference between the market value of the Creation Units at the time of the exchange and the sum of the exchanger’s aggregate basis in the securities surrendered plus any Cash Component it pays. An Authorized Participant who exchanges Creation Units for securities will generally recognize a gain or loss equal to the difference between the exchanger’s basis in the Creation Units and the sum of the aggregate market value of the securities received plus any cash equal to the difference between the NAV of the shares being redeemed and the value of the securities. The Internal Revenue Service (“IRS”), however, may assert that a loss realized upon an exchange of securities for Creation Units cannot be deducted currently under the rules governing “wash sales” or for other reasons. Persons exchanging securities should consult their own tax advisor with respect to whether wash sale rules apply and when a loss might be deductible.

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Any capital gain or loss realized upon redemption of Creation Units is generally treated as long-term capital gain or loss if the shares have been held for more than one year and as short-term capital gain or loss if the shares have been held for one year or less.

If you purchase or redeem Creation Units, you will be sent a confirmation statement showing how many shares you purchased or sold and at what price. See “Tax Status” in the SAI for a description of the newly effective requirement regarding basis determination methods applicable to share redemptions and the Fund’s obligation to report basis information to the IRS.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. Consult your personal tax advisor about the potential tax consequences of an investment in the shares under all applicable tax laws. See “TAX STATUS” in the SAI for more information.

Fund Service Providers

Brown Brothers Harriman & Co. (“BBH”), located at 50 Post Office Square, Boston, MA 02110, is the Fund’s administrator, fund accountant, transfer agent and custodian. BBH is primarily in the business of providing administrative, fund accounting and transfer agent services to retail and institutional mutual funds.

Cohen & Company, Ltd., located at 342 N. Water St., Suite 830, Milwaukee, WI 53202, serves as the Fund’s independent registered public accounting firm. The independent registered public accounting firm is responsible for auditing the annual financial statements of the Fund.

Foreside Financial Services, LLC (the “Distributor”), located at Three Canal Plaza, Suite 100, Portland, ME 04101, is the distributor for the shares of the Fund. The Distributor is a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

Foreside Fund Officers Services, LLC, located at Three Canal Plaza, Suite 100, Portland, ME 04101, provides the Fund with a Chief Compliance Officer, Treasurer and Principal Financial Officer.

Institutional Shareholder Services Inc., located at 1177 Avenue of the America, 14th Floor, New York, NY 10036, is the independent proxy voting advisory firm for the Fund.

Schulte Roth & Zabel LLP, located at 901 Fifteenth Street, NW, Suite 800, Washington, DC 20005, serves as legal counsel to the Fund.

OTHER INFORMATION

Creations and Redemptions

Prior to trading in the secondary market, shares of the Fund are “created” at NAV by market makers, large investors and institutions only in block-size Creation Units or multiples thereof. Each “creator” or authorized participant (an “Authorized Participant”) has entered into an agreement with the Fund’s distributor. An Authorized Participant is a member or participant of a clearing agency registered with the SEC, which has a written agreement with the Fund or one of its service providers that allows such member or participant to place orders for the purchase and redemption of Creation Units.

A creation transaction, which is subject to acceptance by the Distributor and the Fund, generally takes place when an Authorized Participant deposits into the Fund a designated portfolio of securities, assets or other positions (a “creation basket”), and an amount of cash (including any cash representing the value of substituted securities, assets or other positions), if any, which together approximate the holdings of the Fund in exchange for a specified number of Creation Units. Similarly, shares can be redeemed only in Creation Units, generally for a designated portfolio of securities, assets or other positions (a “redemption basket”) held by the Fund and an amount of cash (including any portion of such securities for which cash may be substituted). The Fund may, in certain circumstances, offer Creation Units partially or solely for cash. Except when aggregated in Creation Units, shares are not redeemable by the Fund. Creation and redemption baskets may differ and the Fund may accept “custom baskets.” More information regarding custom baskets is contained in the Fund’s SAI.

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The prices at which creations and redemptions occur are based on the next calculation of NAV after a creation or redemption order is received in an acceptable form under the authorized participant agreement.

Only an Authorized Participant may create or redeem Creation Units with the Fund. Authorized Participants may create or redeem Creation Units for their own accounts or for customers, including, without limitation, affiliates of the Fund.

In the event of a system failure or other interruption, including disruptions at market makers or Authorized Participants, orders to purchase or redeem Creation Units either may not be executed according to the Fund’s instructions or may not be executed at all, or the Fund may not be able to place or change orders.

To the extent the Fund engages in in-kind transactions, the Fund intends to comply with the U.S. federal securities laws in accepting securities for deposit and satisfying redemptions with redemption securities by, among other means, assuring that any securities accepted for deposit and any securities used to satisfy redemption requests will be sold in transactions that would be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). Further, an Authorized Participant that is not a “qualified institutional buyer,” as such term is defined in Rule 144A under the Securities Act, will not be able to receive restricted securities eligible for resale under Rule 144A.

Creations and redemptions must be made through a firm that is either a member of the Continuous Net Settlement System of the National Securities Clearing Corporation or a DTC participant that has executed an agreement with the Distributor with respect to creations and redemptions of Creation Unit aggregations. Information about the procedures regarding creation and redemption of Creation Units (including the cut-off times for receipt of creation and redemption orders) is included in the Fund’s SAI.

Because new shares may be created and issued on an ongoing basis, at any point during the life of the Fund a “distribution,” as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner that could render them statutory underwriters subject to the prospectus delivery and liability provisions of the Securities Act. Any determination of whether one is an underwriter must take into account all the relevant facts and circumstances of each particular case.

Broker-dealers should also note that dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary transactions), and thus dealing with shares that are part of an “unsold allotment” within the meaning of Section 4(a)(3)(C) of the Securities Act, would be unable to take advantage of the prospectus delivery exemption provided by Section 4(a)(3) of the Securities Act. For delivery of prospectuses to exchange members, the prospectus delivery mechanism of Rule 153 under the Securities Act is available only with respect to transactions on a national securities exchange.

Continuous Offering

The method by which Creation Units of shares are created and traded may raise certain issues under applicable securities laws. Because new Creation Units of shares are issued and sold by the Fund on an ongoing basis, a “distribution,” as such term is used in the Securities Act, may occur at any point. Broker-dealers and other persons are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery requirement and liability provisions of the Securities Act.

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For example, a broker-dealer firm or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into constituent shares and sells the shares directly to customers or if it chooses to couple the creation of a supply of new shares with an active selling effort involving solicitation of secondary market demand for shares. A determination of whether one is an underwriter for purposes of the Securities Act must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to a characterization as an underwriter.

Broker-dealer firms should also note that dealers who are not “underwriters” but are effecting transactions in shares, whether or not participating in the distribution of shares, are generally required to deliver a prospectus. This is because the prospectus delivery exemption in Section 4(3) of the Securities Act is not available in respect of such transactions as a result of Section 24(d) of the 1940 Act. As a result, broker-dealer firms should note that dealers who are not “underwriters” but are participating in a distribution (as contrasted with engaging in ordinary secondary market transactions) and thus dealing with the shares that are part of an overallotment within the meaning of Section 4(3)(C) of the Securities Act, will be unable to take advantage of the prospectus delivery exemption provided by Section 4(3) of the Securities Act. For delivery of prospectuses to exchange members, the prospectus delivery mechanism of Rule 153 under the Securities Act is only available with respect to transactions on a national exchange.

Dealers effecting transactions in the shares, whether or not participating in this distribution, are generally required to deliver a prospectus. This is in addition to any obligation of dealers to deliver a prospectus when acting as underwriters.

Householding

Please contact your broker-dealer if you are interested in enrolling in householding and receiving a single copy of prospectuses and other shareholder documents, or if you are currently enrolled in householding and wish to change your householding status.

Distribution

The Distributor or its agent distributes Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in shares of the Fund. The Distributor has no role in determining the policies of the Fund or the securities that are purchased or sold by the Fund. The Distributor’s principal address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

The Adviser may make payments to broker-dealers, registered investment advisers, banks or other intermediaries (together, “intermediaries”) related to marketing activities and presentations, educational training programs, conferences, the development of technology platforms and reporting systems, data provision services, or their making shares of the Fund available to their customers generally and in certain investment programs. Such payments, which may be significant to the intermediary, are not made by the Fund. Rather, such payments are made by the Adviser from their own resources. A financial intermediary may make decisions about which investment options it recommends or makes available, or the level of services provided, to its customers based on the payments or other financial incentives it is eligible to receive. Therefore, such payments or other financial incentives offered or made to an intermediary create conflicts of interest between the intermediary and its customers and may cause the intermediary to recommend the Fund over another investment. More information regarding these payments is contained in the Fund’s SAI.

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Please contact your salesperson or other investment professional for more information regarding any such payments his or her firm may receive from the Adviser.

Additional Notices

Shares are not sponsored, endorsed, or promoted by the CBOE. The CBOE makes no representation or warranty, express or implied, to the owners of shares or to any members of the public. The CBOE is not responsible for, nor has it participated in, the determination of the timing of, prices of, or quantities of shares to be issued, nor in the determination or calculation of the equation by which the shares are redeemable. The CBOE has no obligation or liability to owners of shares in connection with the administration, marketing, or trading of the shares. Without limiting any of the foregoing, in no event shall the CBOE have any liability for any lost profits or indirect, punitive, special, or consequential damages even if notified of the possibility thereof.

FINANCIAL HIGHLIGHTS

Because the Fund has not yet commenced investment operations, no financial highlights are available for the Fund at this time. In the future, financial highlights will be presented in this section of the prospectus.

Privacy Notice

The Trust is committed to protecting its investors’ privacy in connection with any investment in a series (“Fund”) of the Trust. Because the Trust sells its shares exclusively to Authorized Participants (as defined in each Fund’s registration statement), which are registered broker-dealers, and does not sell shares directly to individual investors, the Trust does not collect or maintain non-public personal information (such as name, address, phone number, social security number, purchases, sales, account balances, mutual fund account information and other personal financial information) about individual investors. Individual investors make investments in a Fund through a financial intermediary, such as, but not limited to, a broker-dealer, bank, or trust company. Thus, the privacy policy of the relevant financial intermediary governs how the individual investor’s non-public personal information can be shared with nonaffiliated third parties. Based on the foregoing, the Trust has not adopted a privacy policy.

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Engine No. 1 Transform Climate ETF

Adviser	Fund Management at Engine No.1 LLC 710 Sansome Street San Francisco, CA 94111	Distributor	Foreside Financial Services, LLC Three Canal Plaza, Suite 100 Portland, ME 04101
Administrator	Brown Brothers Harriman & Co. 50 Post Office Square Boston, MA 02110	Independent Registered Public Accountant	Cohen & Company, Ltd. 342 N. Water St., Suite 830 Milwaukee, WI 53202
Custodian & Transfer Agent	Brown Brothers Harriman & Co. 50 Post Office Square Boston, MA 02110	Legal Counsel	Schulte Roth & Zabel LLP 901 Fifteenth Street, NW Suite 800 Washington, DC 20005

Additional information about the Fund is included in the Fund’s SAI dated [_____ __], 2021. The SAI is incorporated into this prospectus by reference (i.e., legally made a part of this prospectus). The SAI provides more details about the Fund’s policies and management. Additional information about the Fund’s investments will also be available in the Fund’s Annual and Semi-Annual Reports to Shareholders. In the Fund’s Annual Report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during the prior fiscal period.

To obtain a free copy of the SAI and the Annual and Semi-Annual Reports to Shareholders, or other information about the Fund, or to make shareholder inquiries about the Fund, please call (855) 322-4512. Information relating to the Fund can be found on the website at https://etf.engine1.com. You may also write to:

Engine No.1 Transform Climate ETF

710 Sansome Street

San Francisco, CA 94111

Reports and other information about the Fund are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies of the information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

Investment Company Act File # 811-23617

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SUBJECT TO COMPLETION

PRELIMINARY STATEMENT OF ADDITIONAL INFORMATION DATED June [ ], 2021

The information in this Statement of Additional Information is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. The securities described herein may not be sold until the registration statement becomes effective. This Statement of Additional Information is not an offer to sell or the solicitation of an offer to buy securities and is not offering or soliciting an offer to buy these securities in any state in which the offer, solicitation or sale would be unlawful.

ENGINE NO. 1 ETF TRUST

STATEMENT OF ADDITIONAL INFORMATION

Dated [_____ __], 2021

This Statement of Additional Information (“SAI”) is not a prospectus, and should be read in conjunction with the Prospectuses dated [_____ __], 2021 (each a “Prospectus” and collectively, the “Prospectuses”) for the following series of Engine No. 1 ETF Trust (the “Trust”), as they may be supplemented from time to time:

Fund	Ticker Symbol	Listing Exchange
Engine No. 1 Transform 500 ETF	VOTE	Cboe BZX Exchange, Inc. (“CBOE”)
Engine No. 1 Transform Climate ETF	[ ]	CBOE

Capitalized terms used herein that are not defined have the same meaning as in the Prospectuses, unless otherwise noted. Copies of the Prospectuses, SAI and the Trust’s Annual Report may be obtained without charge on the Trust’s website, by writing to the Trust’s Distributor, Foreside Financial Services, LLC at Three Canal Plaza, Portland, Maine 04101, or by calling the toll free number (855) 322-4512 (9 a.m. to 6 p.m. Eastern Time).

GENERAL DESCRIPTION OF THE TRUST

Engine No. 1 ETF Trust (the “Trust”) is an open-end management investment company. The Trust currently consists of two investment portfolios, Engine No. 1 Transform 500 ETF (the “Transform 500 ETF”) and Engine No. 1 Transform Climate ETF (the “Transform Climate ETF”) (the “Funds”). The Transform 500 ETF is a diversified management investment company and the Transform Climate ETF is a non-diversified management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Trust was formed as a Delaware statutory trust on October 26, 2020. The shares of the Funds are referred to herein as “Shares.” Fund Management at Engine No. 1 LLC (the “Adviser”) acts as investment adviser to the Funds.

The Funds offer and issue Shares at their net asset value (“NAV”) only in aggregations of a specified number of Shares (each, a “Creation Unit”). The Funds generally offer and issue Shares in exchange for a basket of securities (“Deposit Securities”) together with the deposit of a specified cash payment (“Cash Component”). The Funds reserve the right to permit or require the substitution of a “cash in lieu” amount (“Deposit Cash”) to be added to the Cash Component to replace any Deposit Security. Shares are or will be listed on the CBOE and trade on the CBOE at market prices that may differ from the Shares’ NAV. Shares are also redeemable only in Creation Unit aggregations, primarily for a basket of Deposit Securities together with a Cash Component. A Creation Unit of the Funds generally consist of 20,000 Shares, though this may change from time to time. As a practical matter, only institutions or large investors purchase or redeem Creation Units. Except when aggregated in Creation Units, Shares are not redeemable securities.

Shares may be issued in advance of receipt of Deposit Securities subject to various conditions, including a requirement to maintain on deposit with Fund cash at least equal to a specified percentage of the value of the missing Deposit Securities, as set forth in the Participant Agreement (as defined below). The Funds may impose a transaction fee for each creation or redemption. In all cases, such fees will be limited in accordance with the requirements of the SEC applicable to management investment companies offering redeemable securities. As in the case of other publicly-traded securities, brokers’ commissions on transactions in the secondary market will be based on negotiated commission rates at customary levels.

EXCHANGE LISTING AND TRADING

Shares are listed for trading and trade throughout the day on the CBOE.

There can be no assurance that the Funds will continue to meet the requirements of the CBOE necessary to maintain the listing of Shares. The CBOE will consider the suspension of trading in, and will initiate delisting proceedings of, the Shares of each Fund under any of the following circumstances:

(1) the Fund is no longer eligible to operate in reliance on Rule 6c-11 under the 1940 Act, (2) following the initial twelve (12) month period beginning upon the commencement of trading of the Funds, there are fewer than 50 beneficial holders of the Shares for 30 or more consecutive trading days, (3) with regard to Engine No. 1 Transform 500 ETF, the value of the Underlying Index or portfolio of securities on which the Fund is based is no longer calculated or available, or (4) such other event shall occur or condition exists that, in the opinion of the CBOE, makes further dealings on the CBOE inadvisable. The CBOE will remove the Shares of a Fund from listing and trading upon termination of the Fund.

INVESTMENT STRATEGIES AND RISKS

Engine No. 1 Transform 500 ETF

The Transform 500 ETF seeks investment results that closely correspond, before fees and expenses, to the performance of the Morningstar® US Large Cap Select Index℠ (the “Underlying Index”), which measures the performance of the large-capitalization sector of the U.S. equity market, as determined by Morningstar, Inc. The Underlying Index consists of securities from a broad range of industries. As of March 31, 2021, the Underlying Index is represented by securities of companies in sectors including, but not limited to, consumer, energy, financial services, healthcare, technology, and utilities. The components of the Underlying Index are likely to change over time and the Underlying Index and the Fund are rebalanced on a quarterly basis. To the extent that the securities in the Underlying Index are concentrated in one or more industries or groups of industries, the Fund may concentrate in such industries or groups of industries. As of March 31, 2021, the Underlying Index is not concentrated in an industry or group of industries.

The Fund seeks to encourage transformational change at the public companies within its portfolio through the application of proxy voting guidelines developed by the Adviser that are based on a commitment to protecting and enhancing the value of its clients' assets and to aligning shareholder and stakeholder interests through favoring actions that encourage companies to invest in their employees, communities, customers and the environment. In applying the proxy voting guidelines and seeking select engagement opportunities within the Fund's portfolio, the Adviser intends to measure the investment made by companies in their employees, communities, customers and the environment with financial, operational, and environmental, social and governance (“ESG”) metrics that are provided by (i) the companies themselves, (ii) several third-party data providers (which are subject to change from time to time), including, but not limited to, Refinitiv and FactSet©, and (iii) the Adviser itself. These metrics include, but are not limited to, wages, workforce diversity, employee health and safety, capital expenditures, carbon emissions, and land use, among others. The Adviser will assess these metrics against qualitative and quantitative criteria developed by the Adviser.

The Fund's proxy voting guidelines, as well as the financial, operational and ESG metrics included in such guidelines, will apply to all companies held by the Fund. The Adviser will generally follow the recommendations of an independent third party proxy voting service retained by the Adviser to implement the proxy voting guidelines when determining how to vote on any specific matter. However, the Adviser is permitted to seek the approval of the Board to vote in a manner that differs from such recommendation only where (x) none of the Trust, the Adviser nor any affiliates thereof (collectively, the “Adviser Affiliates”) beneficially owns, either individually or together as a group, five percent or more of the securities subject to the proxy vote and (y) the Trust and each other Adviser Affiliate, if applicable, has acquired such securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer thereof, nor in connection with or as a participant in any transaction having such purpose or effect.

The Fund will invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in component securities of the Underlying Index or in depositary receipts representing component securities in the Underlying Index, in accordance with Rule 35d-1 under the 1940 Act. Morningstar, Inc. is the index provider for the Underlying Index (the “Index Provider”). The Underlying Index is a free float adjusted market capitalization weighted index which consists of equity securities primarily traded in the United States. Free float adjusted means that a company’s representation within the index is based on the market value of the company’s outstanding shares that are readily available for trade on the open market and excludes shares held by certain owners, including other companies and governments. The Underlying Index targets the largest 500 U.S. stocks by market capitalization and weights them by float-adjusted market capitalization. Components of the Underlying Index are allocated across various sectors. However, the components of the Underlying Index and the sectors represented are likely to change over time. The Fund’s equity securities include common stock, equity preferred stock and real estate investment trusts (“REITs”). As of March 31, 2021, the float market capitalizations of the companies in the Underlying Index ranged from $2.2 billion to $1.9 trillion, while the full market capitalizations ranged from $3.8 billion to $2.1 trillion. The Underlying Index included 507 securities as of March 31, 2021.

The Adviser uses a “passive” or indexing approach to try to achieve the Fund’s investment objective. Indexing reduces the chance that the Fund will substantially outperform the Underlying Index but also may reduce some of the risks of active management, such as poor security selection. Indexing seeks to achieve lower costs and better after-tax performance by aiming to keep portfolio turnover low in comparison to actively managed investment companies.

The Fund employs a “full replication” methodology in seeking to track the Underlying Index, meaning that the Fund generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index. Under normal circumstances, the Fund will hold approximately 500 securities at any one time, but may, from time to time, invest in more or less than 500 securities, as the number of securities held may vary to the extent the number of securities held by the Underlying Index changes materially.

The Fund may also invest in depositary receipts representing securities of the Underlying Index, to the extent such depository receipts are traded on U.S. exchanges. The Fund may invest the remainder of its assets in certain futures, options and swap contracts, cash and cash equivalents, as well as in securities not included in the Underlying Index, but which the Adviser believes will help the Fund to closely correspond to the Underlying Index. The Fund seeks for its investment results to closely correspond to the performance of the Underlying Index before fees and expenses of the Fund. The Fund does not intend to write option contracts or enter into complex swap contracts or arrangements given its index-based investment focus.

The Fund may lend securities representing up to one-third of the value of the Fund’s total assets (including the value of any collateral received).

The Underlying Index is a product of the Index Provider, which is independent of the Fund and the Adviser. The Index Provider determines the composition and relative weightings of the securities in the Underlying Index and publishes information regarding the market value of the Underlying Index.

Additional information regarding the Underlying Index, including its value, is available at www. indexes.morningstar.com.

Engine No. 1 Transform Climate ETF

The Transform Climate ETF is an actively-managed exchange-traded fund (“ETF”) that seeks to invest in companies that are creating value by transforming themselves and others to meet the growing demands of climate change. Target companies are primarily those that the Adviser believes are transitioning towards more sustainable business practices, products, or services (for example, companies that are changing their products or operations to be more energy efficient or to use fewer natural resources), as well as companies that are providing enabling technologies to help others transition (for example, companies that sell technology required for other companies to reduce their carbon emissions). Target companies are generally chosen from companies included in the Russell 3000 Index and span across sectors, including but not limited to agriculture, consumer, energy, technology, transportation, and utilities.

The key criteria by which the Adviser assesses companies for investment by the Fund, in addition to traditional operational and financial performance, is expected to include reporting and targets, progress, and positioning, including the following:

•	Companies whose leadership has recognized the importance of sustainability and has responded through climate-specific reporting and targets. This can include carbon emissions reporting as well as commitments to cutting carbon emissions by a given amount by a given date. For example, the Adviser could use records of companies that have set science-based carbon targets through the World Resources Institute in order to identify companies that are committed transforming themselves.

•	Companies whose business practices, products, and services reflect progress in slowing, preventing, and reversing climate change. This can be judged by the historical and projected carbon intensity of the business, including how capital budgets, research and development, and corporate strategy are shifting over time. For example, the Adviser could assess corporate filings and investor presentations to assess how a specific company is transforming its products, services, or operations in order to meet the demands of climate change.

•	Companies whose business model is well-adapted to the risks and opportunities that climate change presents. The Adviser may assess the degree to which climate change and the social, government, business, and investor movements to fight it will affect the growth, profitability, and risk to potential investments over time. For example, the Adviser could analyze the carbon emissions associated with a specific company to understand how a potential tax on carbon might affect the company's profitability.

Through its disciplined, process-driven approach, the Adviser attempts to construct a portfolio of companies that are well-positioned against the risks and able to take advantage of the opportunities that climate change presents. In considering potential investments, the Adviser will use a proprietary framework that takes into account both fundamental analysis as well as measures a company’s positive and negative climate externalities. Externalities are the side effects or consequences of production or consumption that impact third parties and are not reflected in market prices, such as the costs of respiratory disease from burning diesel gasoline. The framework combines both top-down data across the economy (for instance, carbon emissions data from a wide range of companies), as well as bottom-up sector-by-sector and company-by-company analysis (for instance, assessing a particular company's financial statements).

The Fund will invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in portfolio companies that are either poised to transform or are actively in the process of transforming to a more climate-friendly business model, (e.g., businesses that are transforming to a less carbon or resource intensive business model) or that provide goods or services that aid other businesses in effecting such a transformation, in accordance with Rule 35d-1 under the 1940 Act. The key criteria by which the Adviser assesses companies for investment by the Fund will be applied to all investments by the Fund except for temporary investments or investments in cash equivalents.

The Adviser considers environmental, social, and governance (“ESG”) factors as core to its investment process, particularly in considering the ways in which each company’s social and environmental externalities could ultimately drive financial and operational performance. The Adviser does not use ESG ratings or rankings to exclude specific companies or sectors from investment, but instead uses its own proprietary analysis of each company’s externalities to make better informed decisions. The Adviser utilizes a quantitative approach to measuring companies' externalities, based on both public information as well as a due diligence process undertaken by the Adviser with respect to potential investment that focuses on key impacts on climate including emissions, waste, land and water use, lobbying efforts and product impacts. The Adviser estimates externalities at companies using data from the companies themselves, third-party data sources including both generalist and specialist for-profit data providers, non-profit and academic data providers, and government and multi-lateral data sources (e.g., United Nations or World Bank sources) for companies' social and environmental metrics. As part of its due diligence process for prospective investments, the Adviser then assesses ways those externalities may affect company revenue and earnings projections, discount rates, terminal values, and valuations particularly through changes in regulation; customer or employee preferences; and competitive risk from innovation or disruption. For example, the Adviser may use one or multiple data sources to estimate the carbon emissions associated with a company's products and operations and then assess how possible changes in regulations on carbon emissions, shifting demand for carbon-intensive products based on consumer preferences, and risk of disruption from lower carbon technologies created by competitors could potentially lower long-term growth assumptions, increase the discount rates the Adviser applies to that growth to account for higher risk, reduce terminal values to reflect lower terminal growth, and as a result lower assumed valuation of the company. Although the Adviser may from time to time consider any of environmental, social and governance factors, its specific focus for the Fund will be on the environmental factors most relevant to climate change.

The Fund intends to initially invest primarily in U.S. listed equity and ADR securities of companies relevant to its investment theme and over time may invest in non-U.S. listed securities as market and investment opportunities change. The Fund’s investments may include micro-, small-, medium- and large-capitalization companies.

The Fund also seeks to encourage transformational change at the public companies within its portfolio through the application of proxy voting guidelines developed by the Adviser that are based on a commitment to protecting and enhancing the value of its clients' assets and to aligning shareholder and stakeholder interests through favoring actions that encourage companies to invest in their employees, communities, customers and the environment. In applying the proxy voting guidelines and seeking select engagement opportunities within the Fund's portfolio, the Adviser intends to measure the investment made by companies in their employees, communities, customers and the environment with financial, operational, and environmental, social and governance (“ESG”) metrics that are provided by (i) the companies themselves, (ii) several third-party data providers (which are subject to change from time to time), including, but not limited to, Refinitiv and FactSet©, and (iii) the Adviser itself. These metrics include, but are not limited to, wages, workforce diversity, employee health and safety, capital expenditures, carbon emissions, and land use, among others. The Adviser will assess these metrics against qualitative and quantitative criteria developed by the Adviser.

The Fund's proxy voting guidelines, as well as the financial, operational and ESG metrics included in such guidelines, will apply to all companies held by the Fund. The Adviser will generally follow the recommendations of an independent third party proxy voting service retained by the Adviser to implement the proxy voting guidelines when determining how to vote on any specific matter. However, the Adviser is permitted to seek the approval of the Board to vote in a manner that differs from such recommendation only where (x) none of the Trust, the Adviser nor any affiliates thereof (collectively, the “Adviser Affiliates”) beneficially owns, either individually or together as a group, five percent or more of the securities subject to the proxy vote and (y) the Trust and each other Adviser Affiliate, if applicable, has acquired such securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer thereof, nor in connection with or as a participant in any transaction having such purpose or effect.

General Considerations and Risks

An investment in the Funds should be made with an understanding that the value of the Funds’ portfolio securities may fluctuate in accordance with changes in the financial condition of the issuers of the portfolio securities, the value of securities generally and other factors.

A fund classified as “diversified” under the 1940 Act may not purchase securities of an issuer (other than (i) obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities and (ii) securities of other investment companies) if, with respect to 75% of its total assets, (a) more than 5% of the fund’s total assets would be invested in securities of that issuer or (b) the fund would hold more than 10% of the outstanding voting securities of that issuer. With respect to the remaining 25% of its total assets, the fund may invest more than 5% of its assets in one issuer. Under the 1940 Act, a fund cannot change its classification from diversified to non-diversified without shareholder approval. However, while the Transform 500 ETF is classified as “diversified,” under applicable no-action relief from the SEC staff, the Fund may become non-diversified, as defined in the 1940 Act, solely as a result of a change in relative market capitalization or index weighting of one or more constituents of the Underlying Index and such a change does not require shareholder approval.

A “non-diversified” fund is a fund that is not limited by the 1940 Act with regard to the percentage of its assets that may be invested in the securities of a single issuer. The Transform Climate ETF is classified as “non-diversified.”

The Funds intend to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a regulated investment company (“RIC”) for purposes of the Code, as amended (the “Internal Revenue Code”), and to relieve the Fund of any liability for corporate-level U.S. federal income tax to the extent that its earnings are distributed to shareholders, provided that the Fund satisfies a minimum distribution requirement. Compliance with the diversification requirements of the Code may limit the investment flexibility of the Fund and may make it less likely that the Fund will meet its respective investment objectives.

In the event that the securities in the Underlying Index, in the case of the Transform 500 ETF, and in the event that the securities purchased by the Fund, in the case of the Transform Climate ETF, are not listed on a national securities exchange, the principal trading market for some may be in the over-the-counter market. The existence of a liquid trading market for certain securities may depend on whether dealers will make a market in such securities. There can be no assurance that a market will be made or maintained or that any such market will be or remain liquid. The price at which securities may be sold and the value of the Shares will be adversely affected if trading markets for the Fund’s portfolio securities are limited or absent or if bid/ask spreads are wide.

The Funds will file with the National Futures Association (“NFA”) a notice claiming an exclusion from the definition of the term “commodity pool operator” (“CPO”) under the Commodity Exchange Act, as amended (“CEA”), and the rules of the Commodity Futures Trading Commission (“CFTC”) promulgated thereunder, with respect to the Fund’s operations. Therefore, neither the Funds nor the Adviser are subject to registration or regulation as a commodity pool or CPO under the CEA. If the Funds become subject to these requirements, as well as related NFA rules, the Funds may incur additional compliance and other expenses.

Information Regarding Risks

The following is a summary of risks associated with the various investment instruments available to the Funds and the Underlying Index. Each Fund’s principal investment strategies and principal risks are described in its Prospectus. However, as discussed above, the Funds are permitted to invest in certain types of instruments and strategies, and to employ techniques, other than those described in their principal investment strategies. The Funds are thus subject to the risks associated with these instruments, strategies and techniques.

An investment in a Fund is not a bank deposit and is not insured or guaranteed by any bank, the FDIC or any other government agency. One or more of the following risks may be associated with an investment in a Fund at any time:

Activism

An activist investor uses an equity stake in a corporation to put public pressure on a company’s management team and board in order to achieve certain objectives such as the increase of shareholder value through changes in corporate policy or financing structure, or reduction of expenses. Shareholder activism can take any of several forms, including proxy battles, publicity campaigns, and negotiations with management. In the event that an affiliate of the Fund or its investment adviser is engaged in an activist campaign with respect to a portfolio company, the Fund may be foreclosed from taking certain actions with respect to that company as a result of prohibitions on engaging in joint transactions with affiliates under Section 17(d) under the 1940 Act. In addition, the Fund may also be deemed to have knowledge of material nonpublic information with respect to certain companies in its portfolio from time to time as a result of actions being contemplated by one or more of its affiliates, which may limit its ability to trade in a specific name or buy or sell a position even if it may otherwise be appropriate to do so. In the event the Fund were to engage in activism, such activities may not be successful, or even if successful, the Fund’s investment may lose value. Engaging in activism may also cause the Fund to incur additional expenses that a passive investment fund may not experience.

Authorized Participant Concentration

Only an Authorized Participant (as defined in the Prospectus) may engage in creation or redemption transactions directly with the Funds. The Funds have a limited number of institutions that act as Authorized Participants. To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to the Funds and no other Authorized Participant is able to step forward to create or redeem Creation Units, Fund shares may trade at a discount to NAV and possibly face trading halts and/or delisting.

Borrowing

The Funds may borrow money to the extent permitted under the 1940 Act, as interpreted or modified by regulation from time to time. This means that, in general, each Fund may borrow money from banks for any purpose in an amount up to 1/3 of the Fund’s total assets. Each Fund also may borrow money for temporary administrative purposes in an amount not to exceed 5% of the Fund’s total assets.

Specifically, provisions of the 1940 Act require each Fund to maintain continuous asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed, with an exception for borrowings not in excess of 5% of the Fund’s total assets made for temporary purposes. Any borrowings for temporary purposes in excess of 5% of the Fund’s total assets must maintain continuous asset coverage. If the 300% asset coverage should decline as a result of market fluctuations or other reasons, the Fund may be required to sell some of its portfolio holdings within three (3) days (not including Sundays and holidays) to reduce its debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint to sell securities at that time.

Money borrowed will be subject to interest costs that may or may not be recovered by appreciation of the securities purchased. In addition, each Fund may be required to maintain minimum average balances in connection with such borrowing or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. Each Fund also may enter into certain transactions that can be viewed as constituting a form of borrowing or financing transaction by the Fund and intends to comply with the provisions of Rule 18f-4 under the1940 Act with respect to such transactions.

Concentration of Investments

The Funds may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Funds’ investments more than the market as a whole, to the extent that the Funds’ investments are concentrated in the securities of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. Shares are subject to the risks of an investment in a portfolio of equity securities in an industry or group of industries in which each Fund invests.

Currency Forwards

A currency forward transaction is a contract to buy or sell a specified quantity of currency at a specified date in the future at a specified price which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Currency forward contracts may be used to increase or reduce exposure to currency price movements. Eventually some but not all forward contracts will be centrally- cleared and exchange traded.

The use of currency forward transactions involves certain risks. For example, if the counterparty under the contract defaults on its obligation to make payments due from it as a result of its bankruptcy or otherwise, the Funds may lose such payments altogether or collect only a portion thereof, which collection could involve costs or delays.

Custody Risk

Less developed markets are more likely to experience problems with the clearing and settling of trades, as well as the holding of securities by local banks, agents and depositories.

Cyber Security

In connection with the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, the Funds are susceptible to operational, information security, and related risks due to the possibility of cyber-attacks or other incidents. Cyber incidents may result from deliberate attacks or unintentional events. Cyber-attacks include, but are not limited to, infection by computer viruses or other malicious software code, gaining unauthorized access to systems, networks, or devices that are used to service the Fund’s operations through hacking or other means for the purpose of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber- attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks (which can make a website unavailable) on the Funds’ websites. In addition, Authorized Participants could inadvertently or intentionally release confidential or proprietary information stored on the Funds’ systems.

Cyber security failures or breaches by the Funds’ third party service providers (including, but not limited to, the Adviser, distributor, custodian, transfer agent, and financial intermediaries) may cause disruptions and impact the service providers’ and the Funds’ business operations, potentially resulting in financial losses, the inability of Fund shareholders to transact business and the mutual funds to process transactions, inability to calculate the Funds’ net asset values, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. Each Fund and its shareholders could be negatively impacted as a result of successful cyber- attacks against, or security breakdowns of, the Fund or its third-party service providers.

The Funds may incur substantial costs to prevent or address cyber incidents in the future. In addition, there is a possibility that certain risks have not been adequately identified or prepared for. Furthermore, the Funds cannot directly control any cyber security plans and systems put in place by third party service providers. Cyber security risks are also present for issuers of securities in which the Funds invest, which could result in material adverse consequences for such issuers, and may cause the Funds’ investments in such securities to lose value.

Depositary Receipts

To the extent the Funds invest in stocks of foreign corporations, the Funds’ investments in securities of foreign companies may be in the form of depositary receipts or other securities convertible into securities of foreign issuers. American Depositary Receipts (“ADRs”) are dollar-denominated receipts representing interests in the securities of a foreign issuer, which securities may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs are receipts typically issued by U.S. banks and trust companies which evidence ownership of underlying securities issued by a foreign corporation. Generally, ADRs in registered form are designed for use in domestic securities markets and are traded on exchanges or over-the-counter in the United States.

Global Depositary Receipts (“GDRs”), European Depositary Receipts (“EDRs”), and International Depositary Receipts (“IDRs”) are similar to ADRs in that they are certificates evidencing ownership of shares of a foreign issuer; however, GDRs, EDRs, and IDRs may be issued in bearer form and denominated in other currencies and are generally designed for use in specific or multiple securities markets outside the U.S. EDRs, for example, are designed for use in European securities markets, while GDRs are designed for use throughout the world. Depositary receipts will not necessarily be denominated in the same currency as their underlying securities.

The Funds may invest in unsponsored depositary receipts. The issuers of unsponsored depositary receipts are not obligated to disclose material information in the United States and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the value of the depositary receipts. For the Transform 500 ETF, the use of a depositary receipt may increase tracking error relative to the applicable Underlying Index if the Underlying Index includes the foreign security instead of the depositary receipt. The Funds will not invest in any unlisted Depositary Receipt or any Depositary Receipt that the Adviser deems illiquid at the time of purchase or for which pricing information is not readily available. In general, Depositary Receipts must be sponsored, but the Fund may invest in unsponsored Depositary Receipts under certain limited circumstances. The issuers of unsponsored Depositary Receipts are not obligated to disclose material information in the United States. Therefore, there may be less information available regarding such issuers and there may be no correlation between available information and the market value of the Depositary Receipts.

Derivatives

Derivatives are financial instruments whose values are based on the value of one or more indicators, such as a security, asset, currency, interest rate, or index. The Funds’ use of derivatives involves risks different from, and possibly greater than, the risks associated with investing directly in securities and other more traditional investments. Moreover, although the value of a derivative is based on an underlying indicator, a derivative does not carry the same rights as would be the case if the Fund invested directly in the underlying securities. The Funds intend to comply with the requirements of Rule 18f-4 under the 1940 Act, which treats certain derivatives as senior securities and requires funds whose use of derivatives is more than a limited specified exposure amount to establish and maintain a comprehensive derivatives risk management program and appoint a derivatives risk manager.

Emerging Markets

Investments in emerging market countries may be subject to greater risks than investments in developed countries. These risks include: (i) less social, political, and economic stability; (ii) greater illiquidity and price volatility due to smaller or limited local capital markets for such securities, or low or non-existent trading volumes; (iii) foreign exchanges and broker-dealers may be subject to less scrutiny and regulation by local authorities; (iv) local governments may decide to seize or confiscate securities held by foreign investors and/or local governments may decide to suspend or limit an issuer’s ability to make dividend or interest payments; (v) local governments may limit or entirely restrict repatriation of invested capital, profits, and dividends; (vi) capital gains may be subject to local taxation, including on a retroactive basis; (vii) issuers facing restrictions on dollar or euro payments imposed by local governments may attempt to make dividend or interest payments to foreign investors in the local currency; (viii) investors may experience difficulty in enforcing legal claims related to the securities and/or local judges may favor the interests of the issuer over those of foreign investors; (ix) bankruptcy judgments may only be permitted to be paid in the local currency; (x) limited public information regarding the issuer may result in greater difficulty in determining market valuations of the securities, and (xi) lax financial reporting on a regular basis, substandard disclosure and differences in accounting standards may make it difficult to ascertain the financial health of an issuer.

Emerging market securities markets are typically marked by a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of ownership of such securities by a limited number of investors. In addition, brokerage and other costs associated with transactions in emerging market securities markets can be higher, sometimes significantly, than similar costs incurred in securities markets in developed countries. Although some emerging markets have become more established and tend to issue securities of higher credit quality, the markets for securities in other emerging market countries are in the earliest stages of their development, and these countries issue securities across the credit spectrum. Even the markets for relatively widely traded securities in emerging market countries may not be able to absorb, without price disruptions, a significant increase in trading volume or trades of a size customarily undertaken by institutional investors in the securities markets of developed countries. The limited size of many of these securities markets can cause prices to be erratic for reasons apart from factors that affect the soundness and competitiveness of the securities issuers. For example, prices may be unduly influenced by traders who control large positions in these markets. Additionally, market making and arbitrage activities are generally less extensive in such markets, which may contribute to increased volatility and reduced liquidity of such markets. The limited liquidity of emerging market securities may also affect a Fund’s ability to accurately value its portfolio securities or to acquire or dispose of securities at the price and time it wishes to do so or in order to meet redemption requests.

Many emerging market countries suffer from uncertainty and corruption in their legal frameworks. Legislation may be difficult to interpret and laws may be too new to provide any precedential value. Laws regarding foreign investment and private property may be weak or non-existent. Sudden changes in governments may result in policies that are less favorable to investors such as policies designed to expropriate or nationalize “sovereign” assets. Certain emerging market countries in the past have expropriated large amounts of private property, in many cases with little or no compensation, and there can be no assurance that such expropriation will not occur in the future.

Investment in the securities markets of certain emerging market countries is restricted or controlled to varying degrees. These restrictions may limit a Fund’s investments in certain emerging market countries and may increase the expenses of the Fund. Certain emerging market countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer’s outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the company available for purchase by nationals.

Many emerging market countries lack the social, political, and economic stability characteristic of the United States. Political and social instability among emerging market countries can be common and may be caused by an uneven distribution of wealth, social unrest, labor strikes, civil wars, and religious oppression. Economic instability in emerging market countries may take the form of: (i) high interest rates; (ii) high levels of inflation, including hyperinflation; (iii) high levels of unemployment or underemployment; (iv) changes in government economic and tax policies, including confiscatory taxation; and (v) imposition of trade barriers.

A Fund’s income and, in some cases, capital gains from foreign securities will be subject to applicable taxation in certain of the emerging market countries in which it invests, and treaties between the United States and such countries may not be available in some cases to reduce the otherwise applicable tax rates.

Emerging markets also have different clearance and settlement procedures, and in certain of these emerging markets there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions.

In the past, certain governments in emerging market countries have become overly reliant on the international capital markets and other forms of foreign credit to finance large public spending programs, which in the past have caused huge budget deficits. Often, interest payments have become too overwhelming for a government to meet, representing a large percentage of total GDP. These foreign obligations have become the subject of political debate and served as fuel for political parties of the opposition, which pressure the government not to make payments to foreign creditors, but instead to use these funds for, among other things, social programs. Either due to an inability to pay or submission to political pressure, foreign governments have been forced to seek a restructuring of their loan and/or bond obligations, have declared a temporary suspension of interest payments or have defaulted. These events have adversely affected the values of securities issued by foreign governments and corporations domiciled in those countries and have negatively affected not only their cost of borrowing, but their ability to borrow in the future as well.

Equity Securities

An investment in the Funds should also be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers may become impaired or that the general condition of the securities market may deteriorate (either of which may cause a decrease in the value of the portfolio securities and thus in the value of Shares). Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. These investor perceptions are based on various and unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic and banking crises.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the issuer, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Further, unlike debt securities, which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), or preferred stocks, which typically have a liquidation preference and which may have stated optional or mandatory redemption provisions, common stocks have neither a fixed principal amount nor a maturity. Common stock values are subject to market fluctuations as long as the common stock remains outstanding.

Fluctuation of Net Asset Value

The NAV of each Fund’s Shares will generally fluctuate with changes in the market value of the Fund’s holdings. The market prices of the Shares will generally fluctuate in accordance with changes in NAV as well as the relative supply and demand for Shares on the CBOE. The Adviser cannot predict whether the Shares will trade below, at or above the NAV of the Shares of the Fund.

For the Transform 500 ETF, price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for the Shares will be closely related to, but not identify to, the same forces influencing the prices of the stocks of the Fund’s Underlying Index trading individually or in the aggregate at any point in time.

Foreign Securities

Investments in or exposure to foreign securities involve certain risks not associated with investments in or exposure to securities of U.S. companies. These risks include market fluctuations caused by such factors as economic and political developments and changes in interest rates and perceived trends in stock prices. Investing in securities issued by issuers domiciled in countries other than the domicile of the investor and denominated in currencies other than an investor’s local currency entails certain considerations and risks not typically encountered by the investor in making investments in its home country and in that country’s currency. These considerations include favorable or unfavorable changes in interest rates, currency exchange rates, exchange control regulations and the costs that may be incurred in connection with conversions between various currencies. Investing in the Funds may involve certain risks and considerations not typically associated with investing in a Fund whose portfolio contains exclusively securities of U.S. issuers. These risks include generally less liquid and less efficient securities markets; generally greater price volatility; less publicly available information about issuers; the imposition of withholding or other taxes; the imposition of restrictions on the expatriation of funds or other assets of the Fund; higher transaction and custody costs; delays and risks attendant in settlement procedures; difficulties in enforcing contractual obligations; lower liquidity and significantly smaller market capitalization; different accounting and disclosure standards; lower levels of regulation of the securities markets; more substantial government interference with the economy; higher rates of inflation; greater social, economic, and political uncertainty; the risk of nationalization or expropriation of assets; and the risk of war.

Futures and Options

Futures contracts and options may from time to time be used by the Fund to facilitate trading or reduce transaction costs, or, for the Transform 500 ETF, to simulate investment in its Underlying Index. The Funds may enter into futures contracts and options that are traded on a U.S. or non-U.S. exchange. The Funds will not use futures or options for speculative purposes.

Risk of Futures and Options

There are several risks accompanying the utilization of futures contracts and options on futures contracts. A position in futures contracts and options on futures contracts may be closed only on the exchange on which the contract was made (or a linked exchange). While the Funds plan to utilize futures contracts only if an active market exists for such contracts, there is no guarantee that a liquid market will exist for the contract at a specified time. In the event of adverse price movements, the Funds would continue to be required to make daily cash payments to maintain its required margin. In such situations, if the Funds have insufficient cash, they may have to sell portfolio securities to meet daily margin requirements at a time when it may be disadvantageous to do so. In addition, a Fund may be required to deliver the instruments underlying the futures contracts it has sold.

The risk of loss in trading futures contracts or uncovered call options in some strategies (e.g., selling uncovered stock index futures contracts) is potentially unlimited. The Funds do not plan to use futures and options contracts in this way. The risk of a futures position may still be large as traditionally measured due to the low margin deposits required. In many cases, a relatively small price movement in a futures contract may result in immediate and substantial loss or gain to the investor relative to the size of a required margin deposit. The Funds, however, intend to utilize futures and options contracts in a manner designed to limit their risk exposure to levels comparable to a direct investment in the types of stocks in which they invest.

There is a risk of loss by the Funds of the initial and variation margin deposits in the event of bankruptcy of the futures commission merchant (“FCM”), which is a brokerage firm that is a member of the relevant contract market, with which the Fund has an open position in a futures contract. The assets of the Funds may not be fully protected in the event of the bankruptcy of the FCM or central counterparty because the Fund might be limited to recovering only a pro rata share of all available funds and margin segregated on behalf of an FCM’s customers. If the FCM does not provide accurate reporting, the Funds are also subject to the risk that the FCM could use the applicable Fund’s assets, which are held in an omnibus account with assets belonging to the FCM’s other customers, to satisfy its own financial obligations or the payment obligations of another customer to the central counterparty.

Utilization of futures and options on futures by the Transform 500 ETF involves the risk of imperfect or even negative correlation to its Underlying Index if the index underlying the futures contract differs from the Underlying Index. For both Funds, there is also the risk of loss of margin deposits in the event of bankruptcy of a broker with whom the Fund has an open position in the futures contract or option. The purchase of put or call options will be based upon predictions by the Adviser as to anticipated trends, which predictions could prove to be incorrect.

Because the futures market generally imposes less burdensome margin requirements than the securities market, an increased amount of participation by speculators in the futures market could result in price fluctuations. Certain financial futures exchanges limit the amount of fluctuation permitted in futures contract prices during a single trading day. The daily limit establishes the maximum amount by which the price of a futures contract may vary either up or down from the previous day’s settlement price at the end of a trading session. Once the daily limit has been reached in a particular type of contract, no trades may be made on that day at a price beyond that limit. It is possible that futures contract prices could move to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting the Funds to substantial losses. In the event of adverse price movements, the Funds would be required to make daily cash payments of variation margin.

Futures

Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a specific asset, currency, rate or index at a specified future time and at a specified price. Stock index futures are based on investments that reflect the market value of common stock of the firms included in an underlying index. The Funds may enter into futures contracts to purchase securities indexes when the Adviser anticipates purchasing the underlying securities and believes prices will rise before the purchase will be made. To the extent required by law, liquid assets committed to futures contracts will be maintained.

Futures contracts may be bought and sold on U.S. and non-U.S. exchanges. Futures contracts in the U.S. have been designed by exchanges that have been designated “contract markets” by the CFTC and must be executed through the FCM. Each exchange guarantees performance of the contracts as between the clearing members of the exchange, thereby reducing the risk of counterparty default. Futures contracts may also be entered into on certain exempt markets, including exempt boards of trade and electronic trading facilities, available to certain market participants. Because all transactions in the futures market are made, offset or fulfilled by an FCM through a clearinghouse associated with the exchange on which the contracts are traded, the Funds will incur brokerage fees when it buys or sells futures contracts.

Upon entering into a futures contract, each Fund will be required to deliver to an account controlled by the FCM an amount of cash or cash equivalents known as “initial margin,” which is in the nature of a performance bond or good faith deposit on the contract and is returned to the Fund upon termination of the futures contract, assuming all contractual obligations have been satisfied. Subsequent payments, known as “variation margin,” to and from the FCM will be made daily as the price of the instrument or index underlying the futures contract fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as “marking-to-market.”

At any time prior to the expiration of a futures contract, the applicable Fund may elect to close the position by taking an opposite position, which will operate to terminate the Fund’s existing position in the contract. This transaction, which is effected through a member of an exchange, cancels the obligation to make or take delivery of the underlying instrument or asset. Although some futures contracts by their terms require the actual delivery or acquisition of the underlying instrument or asset, some require cash settlement.

A call option gives a holder the right to purchase a specific security at a specified price (“exercise price”) within a specified period of time. A put option gives a holder the right to sell a specific security at a specified exercise price within a specified period of time. The initial purchaser of a call option pays the “writer” a premium, which is paid at the time of purchase and is retained by the writer whether or not such option is exercised. Each Fund may purchase put options to hedge its portfolio against the risk of a decline in the market value of securities held and may purchase call options to hedge against an increase in the price of securities it is committed to purchase. Each Fund may write put and call options along with a long position in options to increase its ability to hedge against a change in the market value of the securities it holds or is committed to purchase. Investments in futures contracts and other investments that contain leverage may require the Fund to maintain liquid assets. Generally, each Fund maintains an amount of liquid assets equal to its obligations relative to the position involved, adjusted daily on a marked-to-market basis. With respect to futures contracts that are contractually required to “cash-settle,” each Fund maintains liquid assets in an amount at least equal to the Fund’s daily marked-to- market obligation (i.e., the Fund’s daily net liability, if any), rather than the contracts’ notional value (i.e., the value of the underlying asset). By maintaining assets equal to its net obligation under cash-settled futures contracts, the Fund may employ leverage to a greater extent than if the Fund set aside assets equal to the futures contracts’ full notional value. Each Fund bases its asset maintenance policies on methods permitted by the staff of the SEC and may modify these policies in the future to comply with any changes in the guidance articulated from time to time by the SEC or its staff.

Options

An option on a futures contract, as contrasted with the direct investment in such a contract, gives the purchaser the right, but not the obligation, in return for the premium paid, to assume a position in the underlying futures contract at a specified exercise price at any time prior to the expiration date of the option. The writer of the option becomes contractually obligated to take the opposite futures position specified in the option.

Upon exercise of an option on a futures contract, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer’s futures margin account that represents the amount by which the market price of the futures contract exceeds (in the case of a call) or is less than (in the case of a put) the exercise price of the option on the futures contract. The potential for loss related to the purchase of an option on a futures contract is limited to the premium paid for the option plus transaction costs. Because the value of the option is fixed at the point of sale, there are no daily cash payments by the purchaser to reflect changes in the value of the underlying contract; however, the value of the option changes daily and that change would be reflected in the NAV per Share of the Funds.

The Funds may purchase and write put and call options on futures contracts that are traded on an exchange as a hedge against changes in value of its portfolio securities, or in anticipation of the purchase of securities, and may enter into closing transactions with respect to such options to terminate existing positions. There is no guarantee that such closing transactions can be effected.

The Funds’ use of options on futures contracts is subject to the risks related to derivative instruments generally. In addition, the amount of risk each Fund assumes when it purchases an option on a futures contract is the premium paid for the option plus related transaction costs. The purchase of an option also entails the risk that changes in the value of the underlying futures contract will not be fully reflected in the value of the option purchased. The writer of an option on a futures contract is subject to the risk of having to take a possibly adverse futures position if the purchaser of the option exercises its rights. If the writer were required to take such a position, it could bear substantial losses. The potential for loss related to writing call options is unlimited. The potential for loss related to writing put options is limited to the agreed upon price per share, also known as the “strike price,” less the premium received from writing the put.

U.S. Federal Tax Treatment of Futures Contracts

The Funds may be required for federal income tax purposes to mark-to-market and recognize as income for each taxable year its net unrealized gains and losses on certain futures contracts or options contracts as of the end of the year as well as those actually realized during the year. Gain or loss from futures contracts or options contracts on broad-based indexes required to be marked-to-market will be 60% long-term and 40% short-term capital gain or loss. Application of this rule may alter the timing and character of distributions to shareholders. The Funds may be required to defer the recognition of losses on futures contracts or options contracts to the extent of any unrecognized gains on related positions held by the Funds.

In order for the Funds to continue to qualify for U.S. federal income tax treatment as a “regulated investment company” under Section 851 of the Code, at least 90% of each Fund’s gross income for a taxable year must be derived from qualifying sources, including, dividends, interest, income derived from loans of securities, gains from the sale of securities or of foreign currencies or other income derived with respect to each Fund’s business of investing in securities.

The Funds intend to distribute to shareholders annually any net capital gains that have been recognized for U.S. federal income tax purposes (including unrealized gains at the end of each Fund’s fiscal year) on futures transactions and certain options contracts. Such distributions are combined with distributions of capital gains realized on each Fund’s other investments, and shareholders are advised on the nature of the distributions.

Illiquid Investments

Each Fund may invest up to an aggregate amount of 15% of its net assets in illiquid investments, as such term is defined by Rule 22e-4 of the 1940 Act. Each Fund may not invest in illiquid investments if, as a result of such investment, more than 15% of the Fund’s net assets would be invested in illiquid investments. Illiquid investments include securities subject to contractual or other restrictions on resale and other instruments that lack readily available markets. The inability of a Fund to dispose of illiquid or not readily marketable investments at a reasonable price could impair the Fund’s ability to raise cash for redemptions or other purposes. The liquidity of securities purchased by the Fund which are eligible for resale pursuant to Rule 144A, except for certain 144A bonds, will be monitored by the Fund on an ongoing basis. In the event that more than 15% of the Fund’s net assets are invested in illiquid investments, the Fund, in accordance with Rule 22e-4(b)(1)(iv), will report the occurrence to both the Board and the SEC and seek to reduce its holdings of illiquid investments within a reasonable period of time.

Investment Companies

Each Fund may invest in the securities of other investment companies, subject to applicable limitations under Section 12(d)(1) of the 1940 Act and Rule 12d1-4. Pursuant to Section 12(d)(1), each Fund may invest in the securities of another investment company (the “acquired company”) provided that the Fund, immediately after such purchase or acquisition, does not own in the aggregate: (i) more than 3% of the total outstanding voting stock of the acquired company; (ii) securities issued by the acquired company having an aggregate value in excess of 5% of the value of the total assets of the Fund; or (iii) securities issued by the acquired company and all other investment companies (other than Treasury stock of the Fund) having an aggregate value in excess of 10% of the value of the total assets of the Fund. To the extent allowed by law or regulation, a Fund may invest its assets in securities of investment companies in excess of the limits discussed above. Rule 12d1-4 permits a registered investment company or a business development company (“BDC”) to acquire the securities of any other registered investment company or BDC in an amount that exceeds the limits set forth in Section 12(d)(1), subject to compliance with certain conditions.

If a Fund invests in and, thus, is a shareholder of, another investment company, the Fund’s shareholders will indirectly bear the Fund’s proportionate share of the fees and expenses paid by such other investment company, including advisory fees, in addition to both the management fees payable directly by the Fund to the Adviser and the other expenses that the Fund bears directly in connection with the Fund’s own operations.

Consistent with the restrictions discussed above and while they have no current intention to do so, a Fund may invest in different types of investment companies from time to time, including BDCs. BDCs generally focus on investing in the debt and equity of U.S.-based non-public operating companies, as well as U.S-based public companies with market capitalizations of less than $250 million. A BDC’s total annual operating expense ratio typically reflects all of the operating expenses incurred by the BDC, and is generally greater than the total annual operating expense ratio of a mutual fund that does not bear the same types of operating expenses. However, as a shareholder of a BDC, a fund does not directly pay for a portion of all of the operating expenses of the BDC, just as a shareholder of a computer manufacturer does not directly pay for the cost of labor associated with producing such computers. As a result, a Fund’s fees and expenses if it invests in a BDC may be effectively overstated by an amount equal to the “Acquired Fund Fees and Expenses.” Acquired Fund Fees and Expenses are not included as an operating expense of a Fund in the Fund’s financial statements, which more accurately reflect the Fund’s actual operating expenses.

Section 12(d)(1) of the 1940 Act restricts investments by registered investment companies in securities of other registered investment companies, including the Funds. The acquisition of a Fund’s Shares by registered investment companies is subject to the restrictions of Section 12(d)(1) of the 1940 Act, except as may be permitted by Rule 12d1-4.

Issuer Risk

Fund performance depends on the performance of individual securities to which a Fund has exposure. Changes in the financial condition or credit rating of an issuer of those securities may cause the value of the securities to decline.

Large Capitalization Companies

Stock prices of large capitalization companies may be less volatile than those of small- and mid-capitalization companies. However, larger companies may not be able to attain the high growth rates of successful smaller companies, and thus, returns on investments in securities of large companies could trail, the returns on investments in securities of small- and mid-sized companies.

Market Risk

Overall market risks may also affect the value of the Funds. Factors such as domestic economic growth and market conditions, interest rate levels and political events affect the securities markets.

Micro-Capitalization Companies

Micro-capitalization companies may be newly formed or have limited product lines, distribution channels and financial and managerial resources. The risks associated with those investments are generally greater than those associated with investments in the securities of larger, more established companies. Micro-capitalization common stocks may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general. This may cause a Fund’s net asset value to be more volatile when compared to investment companies that focus only on larger cap companies.

Small- and Mid-Capitalization Companies

Stock prices of small- and mid-capitalization companies may be more volatile than those of large capitalization companies and, therefore, a Fund’s Share price may be more volatile than those of funds that invest a larger percentage of their assets in stocks issued by large capitalization companies. Stock prices of small- and mid- capitalization companies are also more vulnerable than those of large capitalization companies to adverse business or economic developments, and the stocks of small- and mid-capitalization companies may be less liquid, making it more difficult for the Funds to buy and sell them. In addition, small- and mid-capitalization companies generally have less diverse product lines than large capitalization companies and are more susceptible to adverse developments related to their products.

National Closed Market Trading Risk

To the extent that the underlying securities held by a Fund trade on foreign exchanges that may be closed when the securities exchange on which a Fund’s shares trade is open, there are likely to be deviations between the current price of such an underlying security and the last quoted price for the underlying security (i.e., the Fund’s quote from the closed foreign market). These deviations could result in premiums or discounts to a Fund’s NAV that may be greater than those experienced by other ETFs.

Non-Diversification

The Transform Climate ETF is classified as a non-diversified investment company under the 1940 Act. A “non-diversified” classification means that the Fund is not limited by the 1940 Act with regard to the percentage of its total assets that may be invested in the securities of a single issuer. This means that the Fund may invest a greater portion of its total assets in the securities of a single issuer or a small number of issuers than if it was a diversified fund. This may have an adverse effect on the Fund’s performance or subject the Fund’s Shares to greater price volatility than more diversified investment companies. Moreover, in pursuing its objective, the Fund may hold the securities of a single issuer in an amount exceeding 10% of the value of the outstanding securities of the issuer, subject to restrictions imposed by the Code, with respect to the Fund’s qualification as a RIC under the Code. In particular, as the Fund’s size grows and its assets increase, it will be more likely to hold more than 10% of the securities of a single issuer if the issuer has a relatively small public float as compared to other issuers in the Fund’s portfolio.

Although the Transform Climate ETF is non-diversified for purposes of the 1940 Act, the Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a RIC under the Code. Compliance with the diversification requirements of the Code may severely limit the investment flexibility of the Fund and may make it less likely that the Fund will meet their investment objectives. To qualify as a RIC under the Code, the Fund must, among other requirements described below in “Taxes”, meet certain diversification requirements. In particular, at the close of each quarter of the Fund’s taxable year: (A) at least 50% of the value of its total assets must be represented by cash and cash items, U.S. government securities, securities of other RICs and other securities, with such other securities limited, in respect to any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and that does not represent more than 10% of the outstanding voting securities of such issuer, including the equity securities of a qualified publicly traded partnership, and (B) not more than 25% of the value of its total assets is invested, including through corporations in which the Fund owns a 20% or more voting stock interest, in the securities (other than U.S. government securities or securities of other RICs) of any one issuer or the securities (other than the securities of another RIC) of two or more issuers that the Fund controls and which are engaged in the same or similar trades or businesses or related trades or businesses, or the securities of one or more qualified publicly traded partnerships. See “Taxes” in this SAI for further discussion.

Operational Risk

Each Fund is exposed to operational risk arising from a number of factors, including but not limited to human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Funds seeks to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate for those risks that they are intended to address.

Repurchase Agreements

A repurchase agreement is an instrument under which the purchaser (i.e., a Fund) acquires the security and the seller agrees, at the time of the sale, to repurchase the security at a mutually agreed upon time and price, thereby determining the yield during the purchaser’s holding period. Repurchase agreements may be construed to be collateralized loans by the purchaser to the seller secured by the securities transferred to the purchaser. If a repurchase agreement is construed to be a collateralized loan, the underlying securities will not be considered to be owned by a Fund but only to constitute collateral for the seller’s obligation to pay the repurchase price, and, in the event of a default by the seller, the Fund may suffer time delays and incur costs or losses in connection with the disposition of the collateral.

In any repurchase transaction, the collateral for a repurchase agreement may include: (i) cash items; (ii) obligations issued by the U.S. government or its agencies or instrumentalities; or (iii) obligations that, at the time the repurchase agreement is entered into, are rated in the highest rating category generally by at least two nationally recognized statistical rating organizations (“NRSROs”), or, if unrated, determined to be of comparable quality by the Adviser. Collateral, however, is not limited to the foregoing and may include, for example, obligations rated below the highest category by NRSROs. Collateral for a repurchase agreement may also include securities that the Funds could not hold directly without the repurchase obligation.

Irrespective of the type of collateral underlying the repurchase agreement, in the case of a repurchase agreement entered into by a non-money market fund, the repurchase obligation of a seller must be of comparable credit quality to securities that are rated in the highest two short-term credit rating categories by at least one NRSRO or, if unrated, deemed by the Adviser to be of equivalent quality.

Repurchase agreements pose certain risks for a Fund if it utilizes them. Such risks are not unique to the Fund, but are inherent in repurchase agreements. Each Fund seeks to minimize such risks, but because of the inherent legal uncertainties involved in repurchase agreements, such risks cannot be eliminated. Lower quality collateral and collateral with longer maturities may be subject to greater price fluctuations than higher quality collateral and collateral with shorter maturities. If the repurchase agreement counterparty were to default, lower quality collateral may be more difficult to liquidate than higher quality collateral. Should the counterparty default and the amount of collateral not be sufficient to cover the counterparty’s repurchase obligation, the Fund would retain the status of an unsecured creditor of the counterparty (i.e., the position the Fund would normally be in if it were to hold, pursuant to its investment policies, other unsecured debt securities of the defaulting counterparty) with respect to the amount of the shortfall. As an unsecured creditor, the Fund would be at risk of losing some or all of the principal and income involved in the transaction.

Reverse Repurchase Agreements

Reverse repurchase agreements involve the sale of securities with an agreement to repurchase the securities at an agreed-upon price, date and interest payment and have the characteristics of borrowing. Generally, the effect of such transactions is that a Fund can recover all or most of the cash invested in the portfolio securities involved during the term of the reverse repurchase agreement, while in many cases a Fund is able to keep some of the interest income associated with those securities. Such transactions are advantageous only if a Fund has an opportunity to earn a rate of interest on the cash derived from these transactions that is greater than the interest cost of obtaining the same amount of cash. Opportunities to realize earnings from the use of the proceeds equal to or greater than the interest required to be paid may not always be available and a Fund intends to use the reverse repurchase technique only when the Adviser believes it will be advantageous to the Fund. The use of reverse repurchase agreements may exaggerate any increase or decrease in the value of Fund’s assets. Each Fund’s exposure to reverse repurchase agreements will be covered by liquid assets having a value equal to or greater than such commitments. The use of reverse repurchase agreements is a form of leverage because the proceeds derived from reverse repurchase agreements may be invested in additional securities.

Sector Risk

Sector risk is the chance that significant problems will affect a particular sector, or that returns from that sector will trail returns from the overall stock market. Daily fluctuations in specific market sectors are often more extreme or volatile than fluctuations in the overall market.

Basic Materials Sector Risk.

Companies engaged in the production and distribution of basic materials may be adversely affected by changes in world events, political and economic conditions, energy conservation, environmental policies, commodity price volatility, changes in exchange rates, imposition of import controls, increased competition, depletion of resources and labor relations.

Communications Services Sector Risk

The Funds are generally expected to invest in companies in the communications services sector, and therefore the performance of the Funds could be negatively impacted by events affecting this sector. Communications services companies are subject to extensive government regulation. The costs of complying with governmental regulations, delays or failure to receive required regulatory approvals, or the enactment of new adverse regulatory requirements may adversely affect the business of such companies. Companies in the communications services sector can also be significantly affected by intense competition, including competition with alternative technologies such as wireless communications (including with 5G and other technologies), product compatibility, consumer preferences, rapid product obsolescence, and research and development of new products. Technological innovations may make the products and services of such companies obsolete.

Consumer Discretionary Sector Risk.

To the extent that the consumer discretionary sector continues to represent a significant portion of the Underlying Index, in the case of the Transform 500 ETF, and to the extent that the Transform Climate ETF invests in the consumer discretionary sector, the Funds will be sensitive to changes in, and their performance will depend to a greater extent on, the overall condition of the consumer discretionary sector. These companies may be adversely affected by changes in the worldwide economy, consumer spending, competition, demographics and consumer preferences, exploration and production spending.

Consumer Staples Sector Risk

Companies in the consumer staples sector may be affected by the regulation of various product components and production methods, marketing campaigns and changes in the global economy, consumer spending and consumer demand. Tobacco companies, in particular, may be adversely affected by new laws, regulations and litigation. Companies in the consumer staples sector may also be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors. These companies may be subject to severe competition, which may have an adverse impact on their profitability.

Energy Sector Risk.

Companies in the energy sector are subject to certain risks, including legislative or regulatory changes, adverse market conditions and increased competition. Performance of such companies may be affected by factors including, among others, fluctuations in energy prices, energy fuel supply and demand factors, energy conservation, the success of exploration projects, local and international politics, and events occurring in nature. For instance, natural events (such as earthquakes, hurricanes or fires in prime natural resources areas) and political events (such as government instability or military confrontations) can affect the value of companies involved in business activities in the energy sector. Other risks may include liabilities for environmental damage and general civil liabilities, depletion of resources, and mandated expenditures for safety and pollution control. The energy sector may also be affected by economic cycles, rising interest rates, high inflation, technical progress, labor relations, legislative or regulatory changes, local and international politics, and adverse market conditions

Financial Sector Risk

Performance of companies in the financial sector may be adversely impacted by many factors, including, among others, government regulations, economic conditions, credit rating downgrades, changes in interest rates, and decreased liquidity in credit markets. The impact of more stringent capital requirements, recent or future regulation of any individual financial company, or recent or future regulation of the financial sector as a whole cannot be predicted.

Healthcare Sector Risk

The profitability of companies in the healthcare sector may be adversely affected by the following factors, among others: extensive government regulations, restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure, an increased emphasis on outpatient services, changes in the demand for medical products and services, a limited number of products, industry innovation, changes in technologies and other market developments. A number of issuers in the healthcare sector have recently merged or otherwise experienced consolidation. The effects of this trend toward consolidation are unknown and may be far-reaching. Many healthcare companies are heavily dependent on patent protection. The expiration of a company’s patents may adversely affect that company’s profitability. Many healthcare companies are subject to extensive litigation based on product liability and similar claims. Healthcare companies are subject to competitive forces that may make it difficult to raise prices and, in fact, may result in price discounting. Many new products in the healthcare sector may be subject to regulatory approvals. The process of obtaining such approvals may be long and costly, and such efforts ultimately may be unsuccessful. Companies in the healthcare sector may be thinly capitalized and may be susceptible to product obsolescence. In addition, a number of legislative proposals concerning healthcare have been considered by the U.S. Congress in recent years. It is unclear what proposals will ultimately be enacted, if any, and what effect they may have on companies in the healthcare sector.

Industrials Sector Risk

The value of securities issued by companies in the industrials sector may be adversely affected by supply and demand changes related to their specific products or services and industrials sector products in general. The products of manufacturing companies may face obsolescence due to rapid technological developments and frequent new product introduction. Global events, trade disputes and changes in government regulations, economic conditions and exchange rates may adversely affect the performance of companies in the industrials sector. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. The industrials sector may also be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors. Companies in the industrials sector, particularly aerospace and defense companies, may also be adversely affected by government spending policies because companies in this sector tend to rely to a significant extent on government demand for their products and services.

Real Estate Sector Risk

The real estate sector includes companies involved in commercial, residential and industrial real estate and includes shares of real estate investment trusts (“REITs”) and other real estate related securities. Property values or revenues from real estate investments may fall due to many different factors, including: disruptions to real estate sales markets, increased vacancies or declining rents, negative economic developments affecting businesses or individuals, increased real estate operating costs, lower real estate demand, oversupply, obsolescence, competition, uninsured casualty losses, condemnation losses, environmental liabilities, the failure of borrowers to repay loans in a timely manner, changes in prevailing interest rates or rates of inflation, lack of available credit or changes in federal or state taxation policies affecting real estate. The price of a real estate company’s securities may also drop because of dividend reductions, lowered credit ratings, poor company management, or other factors that affect companies in general.

Technology Sector Risk

Technology companies, including information technology companies, face intense competition, both domestically and internationally, which may have an adverse effect on a company’s profit margins. Technology companies may have limited product lines, markets, financial resources or personnel. The products of technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the technology sector are heavily dependent on patent and other intellectual property rights. A technology company’s loss or impairment of these rights may adversely affect the company’s profitability. Companies in the technology sector are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action. The technology sector may also be adversely affected by changes or trends in commodity prices, which may be influenced or characterized by unpredictable factors.

Utilities Sector Risk

Companies in the utilities sector are subject to certain risks, including risks associated with government regulation, interest rate changes, financing difficulties, supply and demand for services or products, intense competition, natural resource conservation and commodity price fluctuations.

Securities Lending

Each Fund may lend portfolio securities to certain borrowers. The borrowers provide collateral that is maintained in an amount at least equal to the current market value of the securities loaned. Each Fund may terminate a loan at any time and obtain the return of the securities loaned. Each Fund receives the value of any interest or cash or non-cash distributions paid on the loaned securities. Distributions received on loaned securities in lieu of dividend payments (i.e., substitute payments) would not be considered qualified dividend income.

With respect to loans that are collateralized by cash, the borrower will be entitled to receive a fee based on the amount of cash collateral. Each Fund is compensated by the difference between the amount earned on the reinvestment of cash collateral and the fee paid to the borrower. In the case of collateral other than cash, each Fund is compensated by a fee paid by the borrower equal to a percentage of the market value of the loaned securities. Any cash collateral may be reinvested in certain short-term instruments either directly on behalf of each lending Fund or through one or more joint accounts or money market funds, which may include those managed by the Adviser.

Each Fund may pay a portion of the interest or fees earned from securities lending to a borrower as described above, and to one or more securities lending agents approved by the Board who administer the lending program for the Fund in accordance with guidelines approved by the Board. In such capacity, the lending agent causes the delivery of loaned securities from the Fund to borrowers, arranges for the return of loaned securities to the Fund at the termination of a loan, requests deposit of collateral, monitors the daily value of the loaned securities and collateral, requests that borrowers add to the collateral when required by the loan agreements, and provides recordkeeping and accounting services necessary for the operation of the program.

Securities lending involves exposure to certain risks, including operational risk (i.e., the risk of losses resulting from problems in the settlement and accounting process), “gap” risk (i.e., the risk of a mismatch between the return on cash collateral reinvestments and the fees a Fund has agreed to pay a borrower), and credit, legal, counterparty and market risk. In the event a borrower does not return a Fund’s securities as agreed, the Fund may experience losses if the proceeds received from liquidating the collateral do not at least equal the value of the loaned security at the time the collateral is liquidated plus the transaction costs incurred in purchasing replacement securities.

Investing cash collateral subjects the Funds to greater market risk, including losses on the collateral and, should the Funds need to look to the collateral in the event of the borrower’s default, losses on the loan secured by that collateral.

Short-Term Instruments

The Funds may invest in short-term instruments, including money market instruments, on an ongoing basis to provide liquidity for cash equitization, funding, or under abnormal market conditions. Money market instruments are generally short-term investments that may include but are not limited to: (i) shares of money market funds; (ii) obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities (including government- sponsored enterprises); (iii) negotiable certificates of deposit (“CDs”), bankers’ acceptances, fixed time deposits and other obligations of U.S. and foreign banks (including foreign branches) and similar institutions; (iv) commercial paper rated at the date of purchase “Prime-1” by Moody’s or “A-1” by Standard & Poor’s Financial Services LLC, or if unrated, of comparable quality as determined by the Adviser; (v) non- convertible corporate debt securities (e.g., bonds and debentures) with remaining maturities at the date of purchase of not more than 397 days and that satisfy the rating requirements set forth in Rule 2a-7 under the 1940 Act; and (vi) short-term U.S. dollar-denominated obligations of foreign banks (including U.S. branches) that, in the opinion of the Adviser, are of comparable quality to obligations of U.S. banks which may be purchased by the Funds. Any of these instruments may be purchased on a current or a forward-settled basis. Time deposits are non-negotiable deposits maintained in banking institutions for specified periods of time at stated interest rates. Bankers’ acceptances are time drafts drawn on commercial banks by borrowers, usually in connection with international transactions.

Structured Notes

A structured note is a derivative security for which the amount of principal repayment and/or interest payments is based on the movement of one or more “factors.” These factors include, but are not limited to, currency exchange rates, interest rates (such as the prime lending rate or the London Interbank Offered Rate (“LIBOR”)), referenced bonds and stock indices. Some of these factors may or may not correlate to the total rate of return on one or more underlying instruments referenced in such notes. Investments in structured notes involve risks including interest rate risk, credit risk and market risk. Depending on the factor(s) used and the use of multipliers or deflators, changes in interest rates and movement of such factor(s) may cause significant price fluctuations. Structured notes may be less liquid than other types of securities and more volatile than the reference factor underlying the note.

Swaps

Over-the-counter (“OTC”) swap agreements are contracts between parties in which one party agrees to make payments to the other party based on the change in market value or level of a specified index or asset. In return, the other party agrees to make payments to the first party based on the return of a different specified index or asset. Although OTC swap agreements entail the risk that a party will default on its payment obligations thereunder, the Funds seek to reduce this risk by entering into agreements that involve payments no less frequently than quarterly.

The net amount of the excess, if any, of a Fund’s obligations over its entitlements with respect to each swap is accrued on a daily basis and an amount of cash or highly liquid securities having an aggregate value at least equal to the accrued excess is maintained in an account at the Trust’s custodian bank.

The use of such swap agreements involves certain risks. For example, if the counterparty, under a swap agreement, defaults on its obligation to make payments due from it as a result of its bankruptcy or otherwise, the Funds may lose such payments altogether or collect only a portion thereof, which collection could involve costs or delays.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and related regulatory developments require the eventual clearing and exchange-trading of many standardized OTC derivative instruments that the CFTC and Securities and Exchange Commission (“SEC”) recently defined as “swaps” and “security-based swaps,” respectively. Mandatory exchange-trading and clearing is occurring on a phased-in basis based on the type of market participant and CFTC approval of contracts for central clearing and exchange trading. In a cleared swap, the Funds’ ultimate counterparty is a central clearinghouse rather than a brokerage firm, bank or other financial institution. The Funds initially will enter into cleared swaps through an executing broker. Such transactions will then be submitted for clearing and, if cleared, will be held at regulated futures commission merchants (“FCMs”) that are members of the clearinghouse that serves as the central counterparty. When a Fund enters into a cleared swap, it must deliver to the central counterparty (via an FCM) an amount referred to as “initial margin.” Initial margin requirements are determined by the central counterparty, but an FCM may require additional initial margin above the amount required by the central counterparty. During the term of the swap agreement, a “variation margin” amount may also be required to be paid by the Fund or may be received by the Fund in accordance with margin controls set for such accounts, depending upon changes in the price of the underlying reference asset subject to the swap agreement. At the conclusion of the term of the swap agreement, if a Fund has a loss equal to or greater than the margin amount, the margin amount is paid to the FCM along with any loss in excess of the margin amount. If a Fund has a loss of less than the margin amount, the excess margin is returned to the Fund. If a Fund has a gain, the full margin amount and the amount of the gain is paid to the Fund.

Central clearing is designed to reduce counterparty credit risk compared to uncleared swaps because central clearing interposes the central clearinghouse as the counterparty to each participant’s swap, but it does not eliminate those risks completely. There is also a risk of loss by a Fund of the initial and variation margin deposits in the event of bankruptcy of the FCM with which a Fund has an open position in a swap contract. The assets of a Fund may not be fully protected in the event of the bankruptcy of the FCM or central counterparty because Fund might be limited to recovering only a pro rata share of all available funds and margin segregated on behalf of an FCM’s customers. If the FCM does not provide accurate reporting, a Fund is also subject to the risk that the FCM could use the Fund’s assets, which are held in an omnibus account with assets belonging to the FCM’s other customers, to satisfy its own financial obligations or the payment obligations of another customer to the central counterparty. Exchange-trading is expected to increase liquidity of swaps trading.

In addition, with respect to cleared swaps, a Fund may not be able to obtain as favorable terms as it would be able to negotiate for an uncleared swap. In addition, an FCM may unilaterally impose position limits or additional margin requirements for certain types of swaps in which the Fund may invest. Central counterparties and FCMs generally can require termination of existing cleared swap transactions at any time, and can also require increases in margin above the margin that is required at the initiation of the swap agreement. Margin requirements for cleared swaps vary on a number of factors, and the margin required under the rules of the clearinghouse and FCM may be in excess of the collateral required to be posted by a Fund to support its obligations under a similar uncleared swap. However, regulators are expected to adopt rules imposing certain margin requirements, including minimums, on uncleared swaps in the near future, which could change this comparison.

Each Fund is also subject to the risk that, after entering into a cleared swap with an executing broker, no FCM or central counterparty is willing or able to clear the transaction. In such an event, the central counterparty would void the trade. Before a Fund can enter into a new trade, market conditions may become less favorable to the Fund.

The Adviser will continue to monitor developments regarding trading and execution of cleared swaps on exchanges, particularly to the extent regulatory changes affect a Fund’s ability to enter into swap agreements and the costs and risks associated with such investments.

Tax Risks

As with any investment, you should consider how your investment in Shares will be taxed. The tax information in the Prospectus and this SAI is provided as general information. You should consult your own tax professional about the tax consequences of an investment in Shares, including, without limitation, the possible tax consequences when a Fund makes distributions or you sell Shares.

U.S. Government Securities

Each Fund may invest in U.S. government securities. Securities issued or guaranteed by the U.S. government or its agencies or instrumentalities include U.S. Treasury securities, which are backed by the full faith and credit of the U.S. Treasury and which differ only in their interest rates, maturities, and times of issuance. U.S. Treasury bills have initial maturities of one-year or less; U.S. Treasury notes have initial maturities of one to ten years; and U.S. Treasury bonds generally have initial maturities of greater than ten years. Certain U.S. government securities are issued or guaranteed by agencies or instrumentalities of the U.S. government including, but not limited to, obligations of U.S. government agencies or instrumentalities such as the Federal National Mortgage Association (“Fannie Mae”), the Government National Mortgage Association (“Ginnie Mae”), the Small Business Administration, the Federal Farm Credit Administration, the Federal Home Loan Banks, Banks for Cooperatives (including the Central Bank for Cooperatives), the Federal Land Banks, the Federal Intermediate Credit Banks, the Tennessee Valley Authority, the Export-Import Bank of the United States, the Commodity Credit Corporation, the Federal Financing Bank, the Student Loan Marketing Association, the National Credit Union Administration and the Federal Agricultural Mortgage Corporation (Farmer Mac).

Some obligations issued or guaranteed by U.S. government agencies and instrumentalities, including, for example, Ginnie Mae pass-through certificates, are supported by the full faith and credit of the U.S. Treasury. Other obligations issued by or guaranteed by federal agencies, such as those securities issued by Fannie Mae, are supported by the discretionary authority of the U.S. government to purchase certain obligations of the federal agency, while other obligations issued by or guaranteed by federal agencies, such as those of the Federal Home Loan Banks, are supported by the right of the issuer to borrow from the U.S. Treasury, while the U.S. government provides financial support to such U.S. government-sponsored federal agencies, no assurance can be given that the U.S. government will always do so, since the U.S. government is not so obligated by law. U.S. Treasury notes and bonds typically pay coupon interest semi-annually and repay the principal at maturity.

On September 7, 2008, the U.S. Treasury announced a federal takeover of Fannie Mae and the Federal Home Loan Mortgage Corporation (“Freddie Mac”), placing the two federal instrumentalities in conservatorship. Under the takeover, the U.S. Treasury agreed to acquire $1 billion of senior preferred stock of each instrumentality and obtained warrants for the purchase of common stock of each instrumentality (the “Senior Preferred Stock Purchase Agreement” or “Agreement”). Under the Agreement, the U.S. Treasury pledged to provide up to $200 billion per instrumentality as needed, including the contribution of cash capital to the instrumentalities in the event their liabilities exceed their assets. This was intended to ensure that the instrumentalities maintain a positive net worth and meet their financial obligations, preventing mandatory triggering of receivership. On December 24, 2009, the U.S. Treasury announced that it was amending the Agreement to allow the $200 billion cap on the U.S. Treasury’s funding commitment to increase as necessary to accommodate any cumulative reduction in net worth over the next three years. As a result of this Agreement, the investments of holders, including the Funds, of mortgage-backed securities and other obligations issued by Fannie Mae and Freddie Mac are protected.

The total public debt of the United States as a percentage of gross domestic product has grown rapidly since the beginning of the 2008-2009 financial downturn. Although high debt levels do not necessarily indicate or cause economic problems, they may create certain systemic risks if sound debt management practices are not implemented. A high national debt can raise concerns that the U.S. government will not be able to make principal or interest payments when they are due. This increase has also necessitated the need for the U.S. Congress to negotiate adjustments to the statutory debt limit to increase the cap on the amount the U.S. government is permitted to borrow to meet its existing obligations and finance current budget deficits. In August 2011, S&P lowered its long-term sovereign credit rating on the U.S. In explaining the downgrade at that time, S&P cited, among other reasons, controversy over raising the statutory debt limit and growth in public spending. On September 8, 2017, following passage by Congress, the President of the United States signed the Continuing Appropriations Act, 2018 and Supplemental Appropriations for Disaster Relief Requirements Act, 2017, which suspends the statutory debt limit through December 8, 2017. On January 22, 2018, Congress passed a short-term funding measure to allow legislators until February 8, 2018 to negotiate a longer-term solution. Any controversy or ongoing uncertainty regarding the statutory debt limit negotiations may impact the U.S. long-term sovereign credit rating and may cause market uncertainty. As a result, market prices and yields of securities supported by the full faith and credit of the U.S. government may be adversely affected.

Valuation Risk

The sale price each Fund could receive for a security may differ from the Fund’s valuation of the security, particularly for securities or assets that trade low volume or volatile markets or that are valued using a fair value methodology. In addition, the value of the securities or assets in the Fund’s portfolio may change on days when shareholders will not be able to purchase or sell the Fund’s shares.

Warrants and Subscription Rights

Warrants are equity securities in the form of options issued by a corporation which give the holder the right to purchase stock, usually at a price that is higher than the market price at the time the warrant is issued. A purchaser takes the risk that the warrant may expire worthless because the market price of the common stock fails to rise above the price set by the warrant.

When-Issued, Delayed Delivery and Forward Commitment Securities

A when-issued, delayed-delivery or forward commitment security is one whose terms are available and for which a market exists, but which have not been issued. If a Fund engages in when-issued, delayed-delivery or forward commitment transactions, it relies on the other party to consummate the sale. If the other party fails to complete the sale, the Fund may miss the opportunity to obtain the security at a favorable price or yield.

When purchasing a security on a when-issued, delayed-delivery or forward commitment basis, each Fund assumes the rights and risks of ownership of the security, including the risk of price and yield changes. At the time of settlement, the market value of the security may be more or less than the purchase price. The yield available in the market when the delivery takes place also may be higher than those obtained in the transaction itself. Because the Funds do not pay for the security until the delivery date, these risks are in addition to the risks associated with its other investments.

Decisions to enter into when-issued, delayed-delivery or forward commitment transactions will be considered on a case-by-case basis when necessary to maintain continuity in a company’s index membership. The Funds will segregate cash or liquid securities equal in value to commitments for the when-issued transactions. The Funds will segregate additional liquid assets daily so that the value of such assets is equal to the amount of the commitments.

INVESTMENT RESTRICTIONS AND POLICIES

The Funds have adopted the following investment restrictions as fundamental policies. These restrictions cannot be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities. For purposes of the 1940 Act, a majority of the outstanding voting securities of a Fund means the vote, at an annual or a special meeting of the security holders of the Fund, of the lesser of (1) 67% or more of the voting securities of the Fund present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy, or (2) more than 50% of the outstanding voting securities of the Fund. Under these restrictions:

The Transform 500 ETF may not, as a matter of fundamental policy:

1.	Concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that the Fund will concentrate to approximately the same extent that its Underlying Index concentrates in the stocks of such particular industry or group of industries. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

2.	Make any investment inconsistent with the Fund’s classification as a diversified company under the 1940 Act.

The Transform Climate ETF may not, as a matter of fundamental policy:

3.	Concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries). For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

The Funds may not, as a matter of fundamental policy:

4.	Borrow money, except that (i) the Funds may borrow from banks for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests which might otherwise require the untimely disposition of securities, and (ii) each Fund may, to the extent consistent with its investment policies, enter into repurchase agreements, reverse repurchase agreements, forward roll transactions and similar investment strategies and techniques. To the extent that it engages in transactions described in (i) and (ii), each Fund will be limited so that no more than 33 1/3% of the value of its total assets (including the amount borrowed) is derived from such transactions. Any borrowings which come to exceed this amount will be reduced in accordance with applicable law.

5.	Issue “senior securities” as defined in the 1940 Act and the rules, regulations and orders thereunder, except as permitted under the 1940 Act and the rules, regulations and orders thereunder.

6.	Make loans. This restriction does not apply to: (i) the purchase of debt obligations in which a Fund may invest consistent with its investment objectives and policies; (ii) repurchase agreements and reverse repurchase agreements; and (iii) loans of its portfolio securities, to the fullest extent permitted under the 1940 Act.

7.	Purchase or sell real estate, real estate mortgages, commodities or commodity contracts, but this restriction shall not prevent the Fund from trading in futures contracts and options on futures contracts (including options on currencies to the extent consistent with the applicable Fund’s investment objective and policies).

8.	Engage in the business of underwriting securities issued by other persons, except to the extent that the Fund may technically be deemed to be an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in disposing of portfolio securities.

If a percentage limitation is adhered to at the time of investment or contract, a later increase or decrease in percentage resulting from any change in value or total or net assets will not result in a violation of such restriction, except that the percentage limitations with respect to the borrowing of money will be continuously complied with.

The Transform 500 ETF has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in component securities of the Underlying Index or in depositary receipts representing component securities in the Underlying Index. Shareholders will be provided with at least sixty days’ notice in the manner prescribed by the SEC before any change in the above policy. In addition, under normal circumstances, in accordance with Rule 35d-1 under the 1940 Act, the Fund will hold approximately 500 securities at any one time, but may, from time to time, invest in more or less than 500 securities, as the number of securities held may vary to the extent the number of securities held by the Underlying Index changes materially.

The Transform Climate ETF’s policy is to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in portfolio companies that are either poised to transform or are actively in the process of transforming to a more climate-friendly business model, (e.g., businesses that are transforming to a less carbon or resource intensive business model) or that provide goods or services that aid other businesses in effecting such a transformation, in accordance with Rule 35d-1 under the 1940 Act. Shareholders will be provided with at least sixty days’ notice in the manner prescribed by the SEC before any change in the above policy.

The Transform Climate ETF expects to initially invest primarily in U.S. listed equity and ADR securities of companies relevant to its investment theme and over time may invest in non-U.S. listed securities as market and investment opportunities change. The foregoing is not a fundamental policy, however, and may be modified or rescinded without prior notice or shareholder approval.

The following notations are not considered to be part of the Fund’s fundamental investment policies and are subject to change without shareholder approval.

With respect to the fundamental policy relating to concentration set forth in (1) above, the 1940 Act does not define what constitutes “concentration” in an industry. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. The policy in (1) above will be interpreted to refer to concentration as that term may be interpreted from time to time. The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities; securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; and repurchase agreements collateralized by any such obligations. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit on investment in issuers domiciled in a single jurisdiction or country. Finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of the parents. Each foreign government will be considered to be a member of a separate industry. With respect to the Fund’s industry classifications, the Fund currently utilizes any one or more of the industry sub-classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by Fund management. The policy also will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries.

With respect to the fundamental policy relating to borrowing money set forth in (3) above, the 1940 Act permits each Fund to borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose, and to borrow up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes. (The Fund’s total assets include the amounts being borrowed.) To limit the risks attendant to borrowing, 1940 Act requires each Fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings. Asset coverage means the ratio that the value of the Fund’s total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Borrowing money to increase portfolio holdings is known as “leveraging.” Certain trading practices and investments, such as reverse repurchase agreements, may be considered to be borrowings or involve leverage and thus are subject to the 1940 Act restrictions. Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy. Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.

With respect to the fundamental policy relating to underwriting set forth in (7) above, the 1940 Act does not prohibit the Funds from engaging in the underwriting business or from underwriting the securities of other issuers; in fact, in the case of diversified funds, the 1940 Act permits the Funds to have underwriting commitments of up to 25% of its assets under certain circumstances. Those circumstances currently are that the amount of each Fund’s underwriting commitments, when added to the value of the Fund’s investments in issuers where the Fund owns more than 10% of the outstanding voting securities of those issuers, cannot exceed the 25% cap. A fund engaging in transactions involving the acquisition or disposition of portfolio securities may be considered to be an underwriter under the Securities Act. Although it is not believed that the application of the Securities Act provisions described above would cause the Funds to be engaged in the business of underwriting, the policy in (7) above will be interpreted not to prevent the Funds from engaging in transactions involving the acquisition or disposition of portfolio securities, regardless of whether the Funds may be considered to be underwriters under the Securities Act or otherwise engaged in the underwriting business to the extent permitted by applicable law.

Non-Fundamental Investment Policies

The Funds have adopted non-fundamental policies not to purchase or otherwise acquire any illiquid investment, except as permitted under the 1940 Act, which currently limits the Fund’s holdings in illiquid investments to 15% of the Fund’s net assets. The Adviser monitors the Funds’ holdings in illiquid investments, pursuant to the Liquidity Program.

If any percentage restriction described above is complied with at the time of an investment, a later increase or decrease in percentage resulting from a change in values of assets will not constitute a violation of such restriction, except that certain percentage limitations will be observed continuously in accordance with applicable law.

The Transform 500 ETF has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in component securities of the Underlying Index or in depositary receipts representing component securities in the Underlying Index. The Fund also has adopted a policy to provide its shareholders with at least 60 days’ prior written notice of any change in such policy. If, subsequent to an investment, the 80% requirement is no longer met, the Fund’s future investments will be made in a manner that will bring the Fund into compliance with this policy. In addition, under Rule 35d-1 under the 1940 Act, the Transform 500 ETF will, under normal circumstances, hold approximately 500 securities at any one time, but may, from time to time, invest in more or less than 500 securities, as the number of securities held may vary to the extent the number of securities held by the Underlying Index changes materially.

The Transform Climate ETF’s has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest (net assets plus any borrowings for investment purposes) in portfolio companies that are either poised to transform or are actively in the process of transforming to a more climate-friendly business model, (e.g., businesses that are transforming to a less carbon or resource intensive business model) or that provide goods or services that aid other businesses in effecting such a transformation. Shareholders will be provided with at least sixty days’ notice in the manner prescribed by the SEC before any change in the above policy.

Both Funds have adopted a non-fundamental policy not to purchase securities of other investment companies, except to the extent permitted by the 1940 Act and the rules thereunder. As a matter of policy, however, the Funds will not purchase shares of any registered open-end investment company or registered unit investment trust, in reliance on Section 12(d)(1)(F) or (G) (the “fund of funds” provisions) of the 1940 Act, at any time the Funds have knowledge that its shares are purchased by another investment company investor in reliance on the provisions of subparagraph (G) of Section 12(d)(1).

Unless otherwise indicated, all limitations under the Funds’ fundamental or non-fundamental investment policies apply only at the time that a transaction is undertaken. Any change in the percentage of a Fund’s assets invested in certain securities or other instruments resulting from market fluctuations or other changes in the Fund’s total assets will not require the Fund to dispose of an investment until the Adviser determines that it is practicable to sell or close out the investment without undue market or tax consequences.

Continuous Offering

The method by which Creation Units are created and traded may raise certain issues under applicable securities laws. Because new Creation Units are issued and sold by the Funds on an ongoing basis, at any point a “distribution,” as such term is used in the Securities Act, may occur. Broker-dealers and other persons are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner that could render them statutory underwriters and subject them to the prospectus delivery requirement and liability provisions of the Securities Act.

For example, a broker-dealer firm or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into constituent shares and sells such shares directly to customers or if it chooses to couple the creation of new shares with an active selling effort involving solicitation of secondary market demand for shares. A determination of whether one is an underwriter for purposes of the Securities Act must take into account all of the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case and the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.

Broker-dealer firms should also note that dealers who are not “underwriters” but are effecting transactions in shares, whether or not participating in the distribution of shares, generally are required to deliver a prospectus. This is because the prospectus delivery exemption in Section 4(a)(3) of the Securities Act is not available in respect of such transactions as a result of Section 24(d) of the 1940 Act. Firms that incur a prospectus delivery obligation with respect to shares of the Funds are reminded that, pursuant to Rule 153 under the Securities Act, a prospectus delivery obligation under Section 5(b)(2) of the Securities Act owed to an exchange member in connection with a sale on the Listing Exchange generally is satisfied by the fact that the prospectus is available at the Listing Exchange upon request. The prospectus delivery mechanism provided in Rule 153 is available only with respect to transactions on an exchange.

BOARD OF TRUSTEES OF THE TRUST

The Board of the Trust consists of four (4) Trustees of whom three (3) are not “interested persons” (as defined in the 1940 Act), of the Trust (“Independent Trustees”). The Board is responsible for overseeing the management and operations of the Trust, including the general oversight of the duties and responsibilities performed by the Adviser and other service providers to the Trust.

The Board believes that each Trustee’s experience, qualifications, attributes or skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that the Board possesses the requisite skills and attributes to carry out its oversight responsibilities with respect to the Trust. The Board believes that the Trustees’ ability to review, critically evaluate, question and discuss information provided to them, to interact effectively with the Adviser, the Trust’s other service providers, counsel and independent auditors, and to exercise effective business judgment in the performance of their duties, support this conclusion. In reaching its conclusion, the Board also has considered the (i) experience, qualifications, attributes and/or skills, among others, of its members, (ii) each member’s character and integrity, (iii) each person’s willingness to serve and ability to commit the time necessary to perform the duties of a Trustee, and (iv) as to each Independent Trustee, such Trustee’s status as not being an “interested person” (as defined in the 1940 Act) of the Trust.

References to the experience, qualifications, attributes, and skills of Trustees are pursuant to requirements of the SEC, do not constitute the holding out of the Board or any Trustee as having any special expertise or experience, and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.

The Board is also responsible for overseeing the nature, extent, and quality of the services provided to the Funds by the Adviser and receives information about those services at its regular meetings. In addition, on an annual basis (following the initial two-year period), in connection with its consideration of whether to renew the Investment Advisory Agreement with the Adviser, the Board or its designee may meet with the Adviser, as appropriate, to review such services. Among other things, the Board regularly considers the Adviser’s adherence to the Funds’ investment restrictions and compliance with various Fund policies and procedures and with applicable securities regulations. The Board also reviews information about the Funds’ performance and the Funds’ investments, including, for example, portfolio holdings schedules.

The Trust’s Chief Compliance Officer reports regularly to the Board to review and discuss compliance issues and Fund and Adviser risk assessments. At least annually, the Trust’s Chief Compliance Officer provides the Board with a report reviewing the adequacy and effectiveness of the Trust’s policies and procedures and those of its service providers, including the Adviser. The report addresses the operation of the policies and procedures of the Trust and each service provider since the date of the last report; any material changes to the policies and procedures since the date of the last report; any recommendations for material changes to the policies and procedures; and any material compliance matters since the date of the last report.

The Board receives reports from the Funds’ service providers regarding operational risks and risks related to the valuation and liquidity of portfolio securities. Annually, the Funds’ independent registered public accounting firm reviews with the Audit Committee its audit of the Funds’ financial statements, focusing on major areas of risk encountered by the Funds and noting any significant deficiencies or material weaknesses in the Funds’ internal controls. Additionally, in connection with its oversight function, the Board oversees Fund management’s implementation of disclosure controls and procedures, which are designed to ensure that information required to be disclosed by the Trust in its periodic reports with the SEC are recorded, processed, summarized, and reported within the required time periods. The Board also oversees the Trust’s internal controls over financial reporting, which comprise policies and procedures designed to provide reasonable assurance regarding the reliability of the Trust’s financial reporting and the preparation of the Trust’s financial statements.

Through discussions with, and reports provided by, the Adviser, the Chief Compliance Officer, the independent registered public accounting firm and other service providers, the Board and the Audit Committee can oversee how management and service providers identify and mitigate key material risks of the Funds.

The Board recognizes that not all risks that may affect the Funds can be identified and/or quantified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Funds’ goals, and that the processes, procedures and controls employed to address certain risks may be limited in their effectiveness. Moreover, reports received by the Board as to risk management matters are typically summaries of the relevant information. Most of the Funds’ investment management and business affairs are carried out by or through the Adviser and other service providers, each of which has an independent interest in risk management but whose policies and the methods by which one or more risk management functions are carried out may differ from the Funds’ and each other’s in the setting of priorities, the resources available or the effectiveness of relevant controls. As a result of the foregoing and other factors, the Board’s ability to monitor and manage risk, as a practical matter, is subject to limitations.

The Trustees of the Trust, their addresses, positions with the Trust, years of birth, term of office and length of time served, principal occupations during the past five years, the number of portfolios in the Fund Complex overseen by each Trustee and other directorships, if any, held by the Trustees, are set forth below. Each Trustee serves until resignation, death, retirement or removal. The address for each Trustee is c/o Fund Management at Engine No. 1 LLC, 710 Sansome Street, San Francisco, CA 94111.

Independent Trustees

	Position(s)	Year Appointed		Number of Portfolios in the Fund
Name and Year	Held with	or Elected To	Principal Occupation(s)	Complex	Other Directorships
of Birth	the Trust	Board	During Past Five Years	Overseen	Held by Trustee
Jack Gee, 1959	Trustee	2021	Retired. Managing Director and Chief Financial Officer and Treasurer, U.S. iShares at Blackrock (2004 to 2019).	2	Trustee, Allianz ETF and Consultant to Allianz Valuable Annuity Trust (2020- present); Trustee, Esoterica Thematic Trust (2019-2020).
Elaine Orr, 1966	Trustee	2021	Director, Investments at Silicon Valley Community Foundation (2014-2016); Director, Global Business Development, Morningstar Investment Management (2012- 2014).	2	Trustee, Board of Trustees for Federated City Employees Retirement System, for the City of San Jose, CA (2018-present).
Scott Ebner, 1974	Trustee	2021	Senior Managing Director, State Street Global Advisors (2010-2021).	2	Trustee, State Street Global Advisors Trust Company (2019-2020); Trustee, SSGA Cayman (2016-2020); Trustee, WindWise Global Defensive Long Short Equity Fund, Ltd. (2019-2020); Trustee, WindWise Seeding Fund SPC, Ltd. (2016-2020).

Interested Trustees

	Position(s)	Year Appointed		Number of Portfolios in the Fund
Name and Year	Held with	or Elected To	Principal Occupation(s)	Complex	Other Directorships
of Birth	the Trust	Board	During Past Five Years	Overseen	Held by Trustee
Jennifer Grancio, 1971	Chair of the Board	2020	Chief Executive Officer at Engine No. 1 (2020- present); Managing Director and various roles at Blackrock (1999- 2018).	2	Board Member, MannKind Corporation (2020-present); Board Member, Harvest Savings & Wealth Technologies (2020- present); Board Member, Ethic (2019- present).

Officer Information

The Officers of the Trust, their addresses, positions with the Trust, years of birth and principal occupations during the past five years are set forth below. The address for each officer is c/o Fund Management at Engine No. 1 LLC, 710 Sansome Street, San Francisco, CA 94111. Officers are elected yearly by the Trustees.

Name and Year of Birth	Position(s) Held with the Trust	Length of Time Served	Principal Occupation(s) During Past Five Years
Jennifer Grancio, 1971	President and Principal Executive	Since 2020	Chief Executive Officer at Engine No. 1
	Officer		(2020-present); Managing Director and
various roles at Blackrock (1999-2018).
Joshua G. Hunter, 1981	Chief Financial Officer and	Since 2021	Fund Principal Financial Officer, Foreside
	Treasurer		Fund Officer Services, LLC (2015-present);
Vice President/ Assistant Vice President,
Treasury Services, JPMorgan Chase & Co.
(2008-2015).
Nancy Tyminski, 1962	Chief Compliance and Anti-Money	Since 2021	Director, Foreside Fund Officer Services,
	Laundering Officer		LLC (2019-present); Senior Due Diligence
Officer, Foreside Financial Group, LLC
(2015-2019); Deputy Chief Compliance
Officer, PNC Funds, PNC Bank, N.A.
(2011-2015)
Jason LaMacchia, 1974	Secretary	Since 2021	Director, ETF Product Management, Engine
No. 1 (2021-present); Business Consultant,
JEL Consulting (2015-present); Head of
Relationship Management, ForUsAll (2019-
2021); Vice President, AssetMark (2017-
2018); Director and Principal, Blackrock
(2004-2015).
Yasmin Dahya Bilger, 1985	Vice President	Since 2021	Managing Director at Engine No. 1 (2021-
present); Executive Director and various
roles at JPMorgan Chase & Co. (2007-
2021).

*Mr. Hunter and Ms. Tyminski serve as officers to other unaffiliated funds for which the Distributor (or its affiliates) acts as distributor (or provider of other services).

Board Committees

The Board has an Audit Committee consisting solely of three (3) Trustees who are Independent Trustees. Jack Gee, an Independent Trustee, serves as the Chair of the Audit Committee and has been designated as an “audit committee financial expert” as defined under Item 407 of Regulation S-K of the Securities Exchange Act of 1934, as amended (“Exchange Act”). The Audit Committee has the responsibility, among other things, to: (i) oversee the accounting and financial reporting processes of the Trust and its internal control over financial reporting; (ii) oversee the quality and integrity of the Trust’s financial statements and the independent audit thereof; (iii) oversee or, as appropriate, assist the Board’s oversight of the Trust’s compliance with legal and regulatory requirements that relate to the Trust’s accounting and financial reporting, internal control over financial reporting and independent audit; (iv) approve prior to appointment the engagement of the Trust’s independent registered public accounting firm and, in connection therewith, to review and evaluate the qualifications, independence and performance of the Trust’s independent registered public accounting firm; and (v) act as a liaison between the Trust’s independent registered public accounting firm and the full Board.

The Board also has a Nominating and Governance Committee consisting solely of the three (3) Trustees who are Independent Trustees. Elaine Orr, an Independent Trustee, is the Chair of the Nominating and Governance Committee. The Nominating and Governance Committee is responsible for recommending qualified candidates to the Board in the event that a position is vacated or created. The Nominating and Governance Committee would consider recommendations by shareholders if a vacancy were to exist. Shareholders may recommend candidates for Board positions by forwarding their correspondence to the Secretary of the Trust at the Trust’s address and the shareholder communication will be forwarded to the Committee Chairperson for evaluation In considering Trustee nominee candidates, the Nominating and Governance Committee takes into account a wide variety of factors, including the overall diversity of the Board’s composition. The Nominating and Governance Committee believes the Board generally benefits from diversity of background, experience and views among its members, and considers this a factor in evaluating the composition of the Board, but has not adopted any specific policy in this regard.

The Trust has not appointed an independent Chair or a Lead Independent Trustee. The Board has determined that its leadership structure is appropriate given the business and nature of the Trust. In connection with its determination, the Board considered that the Chair of the Board is an Interested Trustee. The Chair of the Board can play an important role in setting the agenda of the Board and also serves as a key point person for dealings between management and the Independent Trustees. The Independent Trustees believe that although the Chair is interested, the Chair will reasonably be able to facilitate meaningful dialogue between the Adviser and the Independent Trustees. The Board also considered that the Chair of each of the Audit Committee and the Nominating and Governance Committee is an Independent Trustee, which facilitates meaningful dialogue between the Adviser and the Independent Trustees with respect to the functions and activities of the various Board committees. The Independent Trustees also regularly meet outside the presence of management. The Board has determined that its committees help ensure that the Trust has effective and independent governance and oversight. The Board also believes that its leadership structure facilitates the orderly and efficient flow of information to the Independent Trustees from management of the Trust, including the Adviser. The Board reviews its structure on an annual basis.

As an integral part of its responsibility for oversight of the Trust in the interests of shareholders, the Board, as a general matter, oversees risk management of the Trust’s investment programs and business affairs. The function of the Board with respect to risk management is one of oversight and not active involvement in, or coordination of, day-to-day risk management activities for the Trust. The Board recognizes that (i) not all risks that may affect the Trust can be identified, (ii) it may not be practical or cost-effective to eliminate or mitigate certain risks, (iii) it may be necessary to bear certain risks (such as investment-related risks) to achieve the Trust’s goals, and (iv) the processes, procedures and controls employed to address certain risks may be limited in their effectiveness. Moreover, reports received by the Trustees that may relate to risk management matters are typically summaries of the relevant information.

The Board exercises oversight of the risk management process primarily through the Audit Committee, and through oversight by the Board itself. The Trust faces a number of risks, such as investment-related and compliance risks. The Adviser’s personnel seek to identify and address risks, i.e., events or circumstances that could have material adverse effects on the business, operations, shareholder services, investment performance or reputation of the Trust. Under the overall supervision of the Board or the applicable Committee of the Board, the Trust, Adviser employ a variety of processes, procedures and controls to identify such possible events or circumstances, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Different processes, procedures and controls are employed with respect to different types of risks. Various personnel, including the Trust’s Chief Compliance Officer, as well as various personnel of the Adviser and other service providers such as the Trust’s independent accountants, may report to the Audit Committee and/or to the Board with respect to various aspects of risk management, as well as events and circumstances that have arisen and responses thereto.

The officers and Trustees of the Trust, in the aggregate, own less than 1% of the Shares of the Funds as of the commencement of operations.

For each Trustee, the dollar range of equity securities beneficially owned by the Trustee in the Trust and in all registered investment companies advised by the Adviser (“Family of Investment Companies”) that are overseen by the Trustee will be shown below. As of the commencement of operations, the Trustees did not beneficially own shares of the Funds.

Name of Trustee	Dollar Range of Equity Securities in the Trust (as of Commencement of Operations)	Aggregate Dollar Range of Equity Securities in all Registered Investment Companies Overseen By Trustee In Family of Investment Companies (as of Commencement of Operations)
Jack Gee	$0	$0
Jennifer Grancio	$0	$0
Elaine Orr	$0	$0
Scott Ebner	$0	$0

As to each Independent Trustee and his immediate family members, no person owned beneficially or of record securities in the Adviser or the Distributor, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Adviser or the Distributor.

Shareholder Communications to the Board

Shareholders may send communications to the Board by addressing the communications directly to the Board (or individual Board members) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Board members). The shareholder may send the communication to either the Trust’s office or directly to such Board members at the address specified for each Trustee. Other shareholder communications received by the Trust not directly addressed and sent to the Board will be reviewed and generally responded to by management. Such communications will be forwarded to the Board at management’s discretion based on the matters contained therein.

Remuneration of Trustees

Each current Independent Trustee is paid an annual retainer of $20,000 per calendar year for his or her services as a Board member to the Trust, together with out-of-pocket expenses in accordance with the Board’s policy on travel and other business expenses relating to attendance at meetings. The Chair of the Audit Committee and Nominating Committee are each paid an additional annual retainer of $5,000 per calendar year.

Annual Trustee compensation may be reviewed periodically and changed by the Board.

Both the Funds and the Trust are new and thus information about the compensation paid to the Trustees by the Trust for its most recent fiscal year is not available.

Limitation of Trustees’ Liability

The Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”) provides that a Trustee shall not be liable for errors of judgment or mistakes of fact or law and shall not be responsible or liable for any act or omission, errors of judgment, mistakes of fact or law, or for neglect or wrongdoing of them or any officer, agent, employee, investment advisor or independent contractor; provided that nothing in the Declaration of Trust shall protect any Trustee or officer of the Trust against liability to the Trust or to shareholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. The Declaration of Trust also provides that the Trust or the applicable series of the Trust shall indemnify each person who is, or has been, a Trustee or officer of the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit, or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a Trustee or officer and against amounts paid or incurred by him or her in the settlement thereof. However, neither a Trustee nor officer of the Trust shall be entitled to indemnification against any liability for his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. Nothing contained in this section attempts to disclaim a Trustee’s individual liability in any manner inconsistent with the federal securities laws.

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MANAGEMENT AND OTHER SERVICE PROVIDERS

The following information supplements and should be read in conjunction with the section in each Fund’s Prospectus entitled “Management of the Fund.”

Investment Adviser

Fund Management at Engine No. 1 LLC, located at 710 Sansome Street, San Francisco, CA 94111 serves as the Funds’ investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.

For its investment advisory services to the Funds, the Adviser is paid a management fee from the Fund based on a percentage of each Fund’s average daily net assets, at the annual rate of 0.05% for the Transform 500 ETF and at an annual rate of 0.75% for the Transform Climate ETF. The Adviser may from time to time voluntarily waive and/or reimburse fees or expenses in order to limit total annual fund operating expenses, as may be specified in a separate letter of agreement.

Pursuant to the Investment Advisory Agreement between the Adviser and the Trust (entered into on behalf of the Funds), the Adviser is responsible for substantially all expenses of the Funds, except (i) interest and taxes (including, but not limited to, income, excise, transfer and withholding taxes); (ii) expenses of the Fund incurred with respect to the acquisition, holding, voting and/or disposition of portfolio securities and the execution of portfolio transactions, including brokerage commissions; (iii) expenses incurred in connection with any distribution plan adopted by the Trust in compliance with Rule 12b-1 under the 1940 Act, including distribution fees; (iv) the advisory fee payable to the Adviser hereunder; and (v) litigation expenses (including fees and expenses of counsel retained by or on behalf of the Trust or any Fund) and any fees, costs or expenses payable by the Trust or any Fund pursuant to indemnification obligations to which the Trust or such Fund may be subject (pursuant to contract or otherwise); and (vi) any extraordinary expenses, as determined by a majority of the Independent Trustees.

The Investment Advisory Agreement continues in effect with respect to each Fund for an initial term of two years, and is renewed on a year-to-year basis thereafter, provided that continuance, with respect to the Funds, is approved at least annually by specific approval of the Board or by vote of the holders of a majority of the outstanding voting securities of the Fund. In either event, it must also be approved by a majority of the Trustees who are neither parties to the agreement nor interested persons as defined in the 1940 Act, at a meeting called for the purpose of voting on such approval. The Investment Advisory Agreement may be terminated at any time without the payment of any penalty by the Board or by vote of a majority of the outstanding voting securities of the Fund on not more than 60 days written notice to the Adviser. In the event of its assignment, the Investment Advisory Agreement will terminate automatically.

Pursuant to the Advisory Agreement, the Funds have agreed to indemnify the Adviser for certain liabilities, including certain liabilities arising under the federal securities laws, unless such loss or liability results from willful misfeasance, bad faith or gross negligence in the performance of its duties or the reckless disregard of its obligations and duties.

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Other Accounts Managed by the Portfolio Manager as of March 31, 2021

The following table shows the number and assets of other investment accounts (or portions of investment accounts) that the Portfolio Manager of the Funds managed in addition to the Funds.

Name of Portfolio Manager	Other Accounts Managed (As of March 31, 2021)			Accounts with respect to which the advisory fee is based on the performance of the account
	Category of Account	Number of Accounts in Category	Total Assets in Accounts in Category	Number of Accounts in Category	Total Assets in Accounts in Category
Molly Landes
	Registered investment companies	None	--	None	--
	Other pooled investment vehicles	None	--	None	--
	Other accounts	None	--	None	--

Portfolio Manager Compensation

The portfolio manager is compensated by the Adviser in the form of current compensation (salaries) plus deferred compensation (ownership units in the Adviser).

Portfolio Manager Share Ownership

As of March 31, 2021, the Portfolio Manager did not beneficially own shares of the Funds.

Conflicts of Interest

A conflict of interest may arise as a result of the Portfolio Managers being responsible for multiple accounts, including the Funds, that may have different investment guidelines and objectives. In addition to the Funds, these accounts may include other funds managed on an advisory or sub- advisory basis, separate accounts and collective trust accounts. An investment opportunity may be suitable for a Fund as well as for any of the other managed accounts. However, the investment may not be available in sufficient quantity for all of the accounts to participate fully. In addition, there may be limited opportunity to sell an investment held by a Fund or the other account. The other accounts may have similar investment objectives or strategies as the Funds, may track the same benchmarks or indices that the Funds track, and may sell securities that are eligible to be held, sold or purchased by the Funds. The Portfolio Managers may be responsible for accounts that have different advisory fee schedules, such as performance- based fees, which may create an incentive for the Portfolio Managers to favor one account over another in terms of access to investment opportunities or the allocation of the Portfolio Managers’ time and resources. The Portfolio Managers may also manage accounts whose investment objectives and policies differ from those of the Funds, which may cause the Portfolio Managers to effect trading in one account that may have an adverse effect on the value of the holdings within another account, including the Funds.

To address and manage these potential conflicts of interest, the Adviser has adopted compliance policies and procedures to allocate investment opportunities and to ensure that each of their clients is treated on a fair and equitable basis. Such policies and procedures include, but are not limited to, trade allocation and trade aggregation policies and oversight by investment management and the Compliance team.

Custodian

Brown Brothers Harriman & Co., located at 50 Post Office Square, Boston, MA 02110 (the “Custodian”) serves as custodian for the Funds pursuant to a custody agreement. In that capacity, the Custodian holds the Funds’ assets.

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The Transfer Agent and Administrator

Brown Brothers Harriman & Co., located at 50 Post Office Square, Boston, MA 02110 (the “Administrator”), serves as the Funds’ transfer agent and administrator pursuant to an administrative and transfer agency agreement (the “Administration Agreement”). Under the Administration Agreement, the Administrator provides the Trust with administrative services, including providing certain operational, clerical, recordkeeping and/or bookkeeping services, as well as with transfer agency and accounting services. The Administration Agreement provides that the Administrator shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administration Agreement relates, except a loss resulting from the Administrator’s refusal or failure to comply with the terms of the Administration Agreement or from the Administrator’s bad faith, negligence, or willful misconduct in the performance of its duties under the Administration Agreement.

The Distributor

Foreside Financial Services, LLC, located at Three Canal Plaza, Suite 100, Portland, ME 04101 (“Distributor”), serves as the distributor of Creation Units for the Trust on an agency basis. The Trust has entered into a Distribution Agreement with the Distributor (“Distribution Agreement”), under which the Distributor, as agent, reviews and approves orders by Authorized Participants to create and redeem shares in Creation Units. The Distributor is a broker- dealer registered under the 1934 Act and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Shares will be continuously offered for sale only in Creation Units. The Distributor will deliver a prospectus to Authorized Participants purchasing Shares in Creation Units and will maintain records of confirmations of acceptance furnished by it to Authorized Participants. The Distributor has no role in determining the investment policies of the Funds or which securities are to be purchased or sold by the Funds. No compensation is payable by the Trust to the Distributor for such distribution services. However, the Adviser has entered into an agreement with the Distributor under which it makes payments to the Distributor in consideration for its services under the Distribution Agreement. The payments made by the Adviser to the Distributor do not represent an additional expense to the Trust or its shareholders.

The Distributor may also enter into agreements with securities dealers (“Dealers”) who will assist in the distribution of Shares. The Distributor will only enter into agreements with firms wishing to purchase Creation Units if the firm qualifies as an Authorized Participant (as discussed in “Procedures for Purchase of Creation Units” below) or DTC participants (as defined below).

The Distribution Agreement will continue for two years from its effective date and is renewable thereafter. The continuance of the Distribution Agreement must be specifically approved at least annually (i) by the vote of the Trustees or by a vote of the shareholders of the Funds and (ii) by the vote of a majority of the Trustees who are not “interested persons” of the Trust and have no direct or indirect financial interest in the operations of the Distribution Agreement or any related agreement, cast in person at a meeting called for the purpose of voting on such approval. The Distribution Agreement is terminable without penalty by the Trust on 60 days’ written notice when authorized either by majority vote of its outstanding voting Shares or by a vote of a majority of its Board (including a majority of the Independent Trustees), or by the Distributor on 60 days written notice, and will automatically terminate in the event of its assignment. The Distribution Agreement provides that in the absence of willful misfeasance, bad faith or gross negligence on the part of the Distributor, or reckless disregard by it of its obligations thereunder, the Distributor shall not be liable for any action or failure to act in accordance with its duties thereunder.

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The Adviser or its affiliates, out of its own resources and not out of Fund assets (i.e., without additional cost to the Funds or their shareholders), may pay certain broker dealers, banks and other financial intermediaries (“Intermediaries”) for certain activities related to the Funds, including participation in activities that are designed to make Intermediaries more knowledgeable about exchange traded products, including the Funds, or for other activities, such as marketing and educational training or support. These arrangements are not financed by the Funds and, thus, do not result in increased Fund expenses. They are not reflected in the fees and expenses listed in the fees and expenses sections of the Funds’ Prospectuses and they do not change the price paid by investors for the purchase of Shares or the amount received by a shareholder as proceeds from the redemption of Shares. Such compensation may be paid to Intermediaries that provide services to the Funds, including marketing and education support (such as through conferences, webinars and printed communications). The Adviser periodically assesses the advisability of continuing to make these payments. Payments to an Intermediary may be significant to the Intermediary, and amounts that Intermediaries pay to your adviser, broker or other investment professional, if any, may also be significant to such adviser, broker or investment professional. Because an Intermediary may make decisions about what investment options it will make available or recommend, and what services to provide in connection with various products, based on payments it receives or is eligible to receive, such payments create conflicts of interest between the Intermediary and its clients. For example, these financial incentives may cause the Intermediary to recommend a Fund over other investments. The same conflict of interest exists with respect to your financial adviser, broker or investment professional if he or she receives similar payments from his or her Intermediary firm.

Intermediary information is current only as of the date of this SAI. Please contact your adviser, broker or other investment professional for more information regarding any payments his or her Intermediary firm may receive.

Any payments made by the Adviser or its affiliates to an Intermediary may create the incentive for an Intermediary to encourage customers to buy Shares.

Securities Lending Agent

To the extent that the Funds engage in securities lending, a securities lending agent (the “Lending Agent”) will act on behalf of the Funds subject to the overall supervision of the Adviser, pursuant to a written agreement (the “Securities Lending Agency Agreement”).

The Funds retain a portion of the securities lending income and remit the remaining portion to the Lending Agent as compensation for its services. Securities lending income is generally equal to the total of income earned from the reinvestment of cash collateral (and excludes collateral investment fees as defined below), and any fees or other payments to and from borrowers of securities. The Lending Agent bears all operational costs directly related to securities lending.

Because the Funds are newly launched, no services have been provided by a Lending Agent, and the Funds had no income and fees/compensation related to their securities lending activities.

Counsel

Schulte Roth & Zabel LLP serves as counsel to the Trust.

Independent Registered Public Accounting Firm

Cohen & Company, Ltd., serves as the Trust’s independent registered public accounting firm and audits the Funds’ financial statements and performs other related audit services.

Independent Proxy Voting Advisory Firm

Institutional Shareholder Services Inc., located at 1177 Avenue of the America, 14th Floor, New York, NY 10036, is the independent proxy voting advisory firm for the Funds.

Portfolio Holdings Information

On each Business Day, prior to the opening of regular trading on the Funds’ primary listing exchange, the Funds disclose on their website (https://etf.engine1.com) certain information relating to the portfolio holdings that will form the basis of the Funds’ next net asset value per share calculations.

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In addition, certain information may also be made available to certain parties:

•	Communications of Data Files: The Funds may make available through the facilities of the National Securities Clearing Corporation (“NSCC”) or through posting on https://etf.engine1.com prior to the opening of trading on each business day, a list of the Funds’ holdings (generally pro- rata) that Authorized Participants could deliver to the Funds to settle purchases of the Funds (i.e. Deposit Securities) or that Authorized Participants would receive from the Funds to settle redemptions of the Funds (i.e. Fund Securities). These files are known as the Portfolio Composition File and the Fund Data File (collectively, “Files”). The Files are applicable for the next trading day and are provided to the NSCC and/or posted on https://etf.engine1.com after the close of markets in the U.S.

•	Communications with Authorized Participants and Liquidity Providers: Certain employees of the Adviser are responsible for interacting with Authorized Participants and liquidity providers with respect to discussing custom basket proposals as described in the Custom Baskets section of this SAI. As part of these discussions, these employees may discuss with an Authorized Participant or liquidity provider the securities the Funds are willing to accept for a creation, and securities that the Funds will provide on a redemption.

The Adviser’s employees may also discuss portfolio holdings-related information with broker/dealers, in connection with settling the Funds’ transactions, as may be necessary to conduct business in the ordinary course in a manner consistent with the disclosure in the Funds’ current registration statements.

•	Communications with Listing Exchanges: From time to time, employees of the Adviser may discuss portfolio holdings information with the applicable primary listing exchange for the Funds as needed to meet the exchange listing standards.

•	Communications with Other Portfolio Managers: Certain information may be provided to employees of the Adviser who manage funds that invest a significant percentage of their assets in shares of an underlying fund as necessary to manage the fund’s investment objective and strategy.

•	Communication of Other Information: Certain explanatory information regarding the Files is released to Authorized Participants and liquidity providers on a daily basis, but is only done so after the Files are posted to https://etf.engine1.com.

•	Third-Party Service Providers: Certain portfolio holdings information may be disclosed to Trustees and their counsel, outside counsel for the Funds, auditors and to certain third-party service providers (i.e., fund administrator, custodian, proxy voting service) for which a non- disclosure, confidentiality agreement or other obligation is in place with such service providers, as may be necessary to conduct business in the ordinary course in a manner consistent with applicable policies, agreements with the Funds, the terms of the current registration statements and federal securities laws and regulations thereunder.

The Trust’s Chief Compliance Officer or her delegate may authorize disclosure of portfolio holdings information pursuant to the above policy and procedures, subject to restrictions on selective disclosure imposed by applicable law. The Board reviews the policy and procedures for disclosure of portfolio holdings information at least annually.

Construction and Maintenance of the Underlying Index for the Transform 500 ETF

The following section applies only to the Transform 500 ETF:

In its sole discretion, the Index Provider determines the composition of the securities and other instruments in the Underlying Index, the rebalance protocols of the Underlying Index, the weightings of the securities and other instruments in the Underlying Index, and any updates to the methodology.

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Component Selection Criteria. Securities of companies listed on a major U.S. exchange (such as the NYSE, the NYSE MKT Equities or the NASDAQ) are considered for inclusion in the Underlying Index, with the following general rules and exceptions. Foreign issues, including ADRs and GDRs, non- common equity issues such as preferred stocks, convertible notes, warrants, rights, closed-end funds, trust receipts, limited liabilities companies, royalty trusts, units, limited partnerships, OTC bulletin boards and pink sheet stocks generally are not eligible for inclusion in the Underlying Index.

Issue Changes. The Underlying Index is reviewed and rebalanced quarterly to maintain accurate representation of the market segment represented by the Underlying Index. Securities that are removed from the Underlying Index between reconstitution dates are not replaced.

Index Maintenance. Maintaining the Underlying Index includes monitoring and completing the adjustments for additions and deletions to each Underlying Index, share changes, stock splits, stock dividends, and stock price adjustments due to restructuring and spin-offs.

Weighting. The component stocks are weighted according to the float-adjusted market capitalization.

Index Availability. The Underlying Index is calculated continuously and are available from major data vendors.

Index. Morningstar® US Large Cap Select Index℠ Number of Components: Approximately 500

Index Description. The Morningstar® US Large Cap Select Index℠ (the “Index”) is designed to provide exposure to the 500 largest companies by market capitalization in the US. The Index targets 500 companies based on a transparent ranking system subject to selection and eligibility criteria at reconstitution.

The Index is constructed from select securities found in the Morningstar US Market Index. The Index is a product of Morningstar, Inc. (the Index Provider”), which is independent of the Fund and the Adviser. The Index Provider determines the composition and relative weightings of the securities in the Index and publishes information regarding the market value of the Index.

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Construction and Maintenance of the Index. In its sole discretion, the Index Provider determines the composition of the securities and other instruments in the Index, the rebalance protocols of the Index, the weightings of the securities and other instruments in the Index, and any updates to the methodology.

Component Selection Criteria. Securities of companies listed on a major U.S. exchange (such as the NYSE, the NYSE MKT Equities or the NASDAQ) are considered for inclusion in the Index, with the following general rules and exceptions: foreign issues, including ADRs and GDRs, non- common equity issues such as preferred stocks, convertible notes, warrants, rights, closed-end funds, trust receipts, limited liabilities companies, royalty trusts, units, limited partnerships, OTC bulletin boards and pink sheet stocks, generally are not eligible for inclusion in the Index.

Index Maintenance and Issue Changes. The index is reconstituted and rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and is effective the following Monday. If Monday is a holiday, it is effective on the immediate following business day. The market data used for reconstitution and rebalance is as of the last trading day of February, May, August, and November. Maintaining the Index includes monitoring and completing the adjustments for additions and deletions to each Index, share changes, stock splits, stock dividends, and stock price adjustments due to restructuring and spinoffs.

Weighting. The component stocks are weighted according to the float-adjusted market capitalization. The impact of a component’s price change is proportional to the issue’s total market value, which is the share price multiplied by the number of shares outstanding. The Index is adjusted to reflect changes in capitalization resulting from mergers, acquisitions, stock rights, substitutions and other capital events. The Index as described below, is a free-float adjusted market capitalization-weighted index, so the impact of a component’s price change is proportional to the component’s free-float adjusted market value, which is the share price multiplied by the number of float-adjusted shares outstanding. The Index Provider defines the free-float of a security as the proportion of shares outstanding that are deemed to be available for purchase in the public equity markets by investors. In practice, limitations on free-float available to investors include: cross ownership (shares that are owned by other companies), ownership by governments (central or municipal) or their agencies, certain substantial levels of private ownership (by individuals, families or charitable trusts and foundations), and restricted shares. Under the Index Provider’s free-float adjustment methodology, a company’s outstanding shares are adjusted if, and only if, an entity in any of the four qualified categories listed above owns 5% or more of the company. The company’s shares will not be adjusted if the block ownership is less than 5%. A constituent’s inclusion factor is equal to its estimated percentage of free-float shares outstanding. For example, a constituent security with a free-float of 67% will be included in the Underlying Index at 67% of its market capitalization. However, a company’s outstanding shares are not adjusted by institutional investors’ holdings, which include, but are not limited to, the following categories: custodian nominees, trustee companies, mutual funds (open-end and closed-end funds), and other investment companies.

Additional information regarding the Underlying Index, including its value, is available at www.indexes.morningstar.com.

CODE OF ETHICS

The Trust and the Adviser have each adopted codes of ethics pursuant to Rule 17j-1 of the 1940 Act. These codes of ethics are designed to prevent affiliated persons of the Trust and the Adviser from engaging in deceptive, manipulative or fraudulent activities in connection with securities held or to be acquired by the Funds (which may also be held by persons subject to the codes of ethics). Each Code of Ethics permits personnel subject to that Code of Ethics to invest in securities for their personal investment accounts, subject to certain limitations, including limitations related to securities that may be purchased or held by the Funds. The Distributor (as defined below) relies on the principal underwriters exception under Rule 17j-1(c)(3), specifically where the Distributor is not affiliated with the Trust and the Adviser, and no officer, director, or general partner of the Distributor serves as an officer, director, or general partner of the Trust or the Adviser.

There can be no assurance that the codes of ethics will be effective in preventing such activities. Each code of ethics may be examined at the office of the SEC in Washington, D.C. or on the Internet at the SEC’s website at http://www.sec.gov.

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PROXY VOTING POLICIES AND PROCEDURES

The Trust has delegated limited responsibility for the voting of proxies relating to portfolio securities of each series of the Trust to the Adviser, subject to specific criteria described in the Trust’s proxy voting policies and procedures, a copy of which is included as Appendix A to this SAI. The Adviser has developed proxy voting guidelines for the Trust, which have been reviewed and ratified by the Board (“Guidelines”). The Guidelines are based on a commitment to protecting and enhancing the value of our client’s assets and to aligning shareholder and stakeholder interests through favoring actions that encourage companies to invest in their workers, communities, and the environment. The proxy voting guidelines will apply to all companies held by the Fund.

In fulfilling its limited proxy voting responsibilities for the Trust, the Adviser is authorized to vote proxies only in the following ways:

(i)	in accordance with the Guidelines-based recommendation of an independent third party proxy voting service retained by the Adviser, except that the Adviser shall be permitted to seek the approval of the Board to vote in a manner that differs from such recommendation only where (x) none of the Trust, the Adviser nor any affiliates thereof (collectively, the “Adviser Affiliates”) beneficially owns, either individually or together as a group, five percent or more of the securities subject to the proxy vote and (y) the Trust and each other Adviser Affiliate, if applicable, has acquired such securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer thereof, nor in connection with or as a participant in any transaction having such purpose or effect;

(ii)	pursuant to a “mirror voting” arrangement under which shares are voted in the same manner and proportion as shares over which the Adviser does not have voting discretion; or

(iii)	by abstaining from voting.

Information regarding how the Funds voted proxies related to portfolio securities during the most recent 12-month period ended June 30 is available on the Funds’ website at https://etf.engine1.com and on the SEC’s website at http://www.sec.gov.

The Trust is required to disclose annually the Funds’ complete proxy voting record on Form N-PX covering the period July 1 through June 30 and file it with the SEC no later than August 31. Form N-PX for the Funds is available by writing to the Administrator at 50 Post Office Square, Boston, MA 02110. The Funds’ Form N-PX will also be available on the SEC’s website at www.sec.gov.

BROKERAGE TRANSACTIONS

The policy of the Trust regarding purchases and sales of securities for the Funds is that primary consideration will be given to obtaining the most favorable prices and efficient executions of transactions. Consistent with this policy, when securities transactions are effected on a stock exchange, the Trust’s policy is to pay commissions that are considered fair and reasonable without necessarily determining that the lowest possible commissions are paid in all circumstances. The Trust believes that a requirement always to seek the lowest possible commission cost could impede effective portfolio management and preclude the Funds and the Adviser from obtaining a high quality of brokerage and research services. In seeking to determine the reasonableness of brokerage commissions paid in any transaction, the Adviser will rely upon its experience and knowledge regarding commissions generally charged by various brokers and on its judgment in evaluating the brokerage services received from the broker effecting the transaction. Such determinations are necessarily subjective and imprecise, as in most cases, an exact dollar value for those services is not ascertainable. The Trust has adopted policies and procedures that prohibit the consideration of sales of Shares as a factor in the selection of a broker or dealer to execute its portfolio transactions.

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The Adviser owes a fiduciary duty to its clients to seek to provide best execution on trades effected. In selecting a broker/dealer for each specific transaction, the Adviser chooses the broker/dealer deemed most capable of providing the services necessary to obtain the most favorable execution. “Best execution” is generally understood to mean the most favorable cost or net proceeds reasonably obtainable under the circumstances. The full range of brokerage services applicable to a particular transaction may be considered when making this judgment, which may include, but is not limited to: liquidity, price, commission, timing, aggregated trades, capable floor brokers or traders, competent block trading coverage, ability to position, capital strength and stability, reliable and accurate communications and settlement processing, use of automation, knowledge of other buyers or sellers, arbitrage skills, administrative ability, underwriting and provision of information on a particular security or market in which the transaction is to occur. The specific criteria will vary depending upon the nature of the transaction, the market in which it is executed, and the extent to which it is possible to select from among multiple broker/dealers. The Adviser will also use electronic crossing networks when appropriate.

Subject to the foregoing policies, brokers or dealers selected to execute the Funds’ portfolio transactions may include the Funds’ Authorized Participants (as discussed in “Procedures for Purchase of Creation Units” below) or their affiliates. An Authorized Participant or its affiliates may be selected to execute a Fund’s portfolio transactions in conjunction with an all-cash creation unit order or an order including “cash-in-lieu” (as described below under “Purchase and Redemption of Shares in Creation Units”), so long as such selection is in keeping with the foregoing policies. As described below under “Purchase and Redemption of Shares in Creation Units—Creation Transaction Fee” and “—Redemption Transaction Fee”, each Fund may determine to not charge a variable fee on certain orders when the Adviser has determined that doing so is in the best interests of Fund shareholders, e.g., for creation orders that facilitate the rebalance of the Fund’s portfolio in a more tax efficient manner than could be achieved without such order, even if the decision to not charge a variable fee could be viewed as benefiting the Authorized Participant or its affiliate selected to executed the Fund’s portfolio transactions in connection with such orders.

The Funds may deal with affiliates in principal transactions to the extent permitted by exemptive order or applicable rule or regulation.

The Adviser is responsible, subject to oversight by the Board, for placing orders on behalf of the Funds for the purchase or sale of portfolio securities. If purchases or sales of portfolio securities of the Funds and one or more other investment companies or clients supervised by the Adviser are considered at or about the same time, transactions in such securities are allocated among the several investment companies and clients in a manner deemed equitable and consistent with its fiduciary obligations to all by the Adviser. In some cases, this procedure could have a detrimental effect on the price or volume of the security so far as the Funds are concerned. However, in other cases, it is possible that the ability to participate in volume transactions and to negotiate lower brokerage commissions will be beneficial to the Funds. The primary consideration is prompt execution of orders at the most favorable net price.

In certain instances, the Adviser may find it efficient for purposes of seeking to obtain best execution, to aggregate or “bunch” certain contemporaneous purchases or sale orders of its advisory accounts and advisory accounts of affiliates. In general, all contemporaneous trades for client accounts under management by the same portfolio manager or investment team will be bunched in a single order if the trader believes the bunched trade would provide each client with an opportunity to achieve a more favorable execution at a potentially lower execution cost. The costs associated with a bunched order will be shared pro rata among the clients in the bunched order. Generally, if an order for a particular portfolio manager or management team is filled at several different prices through multiple trades, all accounts participating in the order will receive the average price (except in the case of certain international markets where average pricing is not permitted). While in some cases this practice could have a detrimental effect upon the price or value of the security as far as the Funds are concerned, in other cases it could be beneficial to the Funds. Transactions effected by the Adviser or the other affiliates on behalf of more than one of its clients during the same period may increase the demand for securities being purchased or the supply of securities being sold, causing an adverse effect on price. The trader will give the bunched order to the broker-dealer that the trader has identified as being able to provide the best execution of the order. Orders for purchase or sale of securities will be placed within a reasonable amount of time of the order receipt and bunched orders will be kept bunched only long enough to execute the order.

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Each Fund’s purchase and sale orders for securities may be combined with those of other investment companies, clients or accounts that the Adviser manages or advises. If purchases or sales of portfolio securities of a Fund and one or more other accounts managed or advised by the Adviser are considered at or about the same time, transactions in such securities are allocated among the Fund and the other accounts in a manner deemed equitable to all by the Adviser. In some cases, this procedure could have a detrimental effect on the price or volume of the security as far as the Fund is concerned. However, in other cases, it is possible that the ability to participate in volume transactions and to negotiate lower transaction costs will be beneficial to a Fund. The Adviser may deal, trade and invest for its own account in the types of securities in which a Fund may invest. The Adviser may, from time to time, effect trades on behalf of and for the account of a Fund with brokers or dealers that are affiliated with the Adviser, in conformity with the 1940 Act and SEC rules and regulations. Under these provisions, any commissions paid to affiliated brokers or dealers must be reasonable and fair compared to the commissions charged by other brokers or dealers in comparable transactions. The Funds will not deal with affiliates in principal transactions unless permitted by applicable SEC rules or regulations, or by SEC exemptive order.

Portfolio turnover may vary from year to year, as well as within a year. High turnover rates may result in comparatively greater brokerage expenses.

As permitted by Section 28(e) of the 1934 Act, the Adviser may cause a Fund to pay a broker-dealer which provides “brokerage and research services” (as defined in the 1934 Act) to the Adviser an amount of disclosed commission or spread (sometimes called “soft dollars”) for effecting a securities transaction for the Trust in excess of the commission or spread which another broker-dealer would have charged for effecting that transaction, if the Adviser determines in good faith that the commission is reasonable given the brokerage and/or research services provided by the broker-dealer.

In selecting broker-dealers that provide research or brokerage services that are paid for with soft dollars, potential conflicts of interest may arise between the Adviser and the Trust because the Adviser does not produce or pay for these research or brokerage services, but rather uses brokerage commissions generated by Fund transactions to pay for them. In addition, the Adviser may have an incentive to select a broker-dealer based upon the broker-dealer’s research or brokerage services instead of the broker-dealer’s ability to achieve best execution.

EXCHANGE LISTING AND TRADING

A discussion of exchange listing and trading matters associated with an investment in the Funds is contained in each Fund’s Prospectus under the headings “Summary Information—Principal Investment Risks”, “Additional Information About Principal Investment Strategies and Risk,” “How Shares Are Priced” and “How To Buy And Sell Shares.” The discussion below supplements, and should be read in conjunction with, such sections of the Funds’ Prospectuses.

The Shares of each Fund are listed on the CBOE and will trade in the secondary market at prices that may differ to some degree from its NAV. The CBOE may but are not required to remove the Shares of a Fund from listing if: (1) the Fund is no longer eligible to operate in reliance on Rule 6c-11 under the 1940 Act, (2) following the initial twelve (12) month period beginning upon the commencement of trading of the Fund, there are fewer than 50 beneficial holders of the Shares for 30 or more consecutive trading days, (3) for the Transform 500 ETF, the value of the Underlying Index or portfolio of securities on which the Fund is based is no longer calculated or available, or (4) such other event shall occur or condition exists that, in the opinion of the CBOE, makes further dealings on the CBOE inadvisable. In addition, the CBOE will remove the Shares from listing and trading upon termination of the Trust. There can be no assurance that the requirements of the CBOE necessary to maintain the listing of Shares of the Fund will continue to be met.

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As in the case of other securities traded on the CBOE, brokers’ commissions on transactions are based on negotiated commission rates at customary levels.

An intra-day NAV is based on a securities component and a cash component (or an all cash amount) that comprises that day’s Creation Deposit (as defined below), as disseminated prior to that Business Day’s commencement of trading.

BOOK ENTRY ONLY SYSTEM

The following information supplements and should be read in conjunction with the section in the Prospectus entitled “How To Buy and Sell Shares.”

The Depository Trust Company (“DTC”) acts as securities depositary for the Shares. Shares of the Fund are represented by securities registered in the name of DTC or its nominee and deposited with, or on behalf of, DTC. Certificates will not be issued for Shares.

DTC, a limited-purpose trust company, was created to hold securities of its participants (“DTC Participants”) and to facilitate the clearance and settlement of securities transactions among the DTC Participants in such securities through electronic book-entry changes in accounts of the DTC Participants, thereby eliminating the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. More specifically, DTC is owned by a number of its DTC Participants and by the NYSE and FINRA. Access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly (“Indirect Participants”).

Beneficial ownership of Shares is limited to DTC Participants, Indirect Participants and persons holding interests through DTC Participants and Indirect Participants. Ownership of beneficial interests in Shares (owners of such beneficial interests are referred to herein as “Beneficial Owners”) is shown on, and the transfer of ownership is effected only through, records maintained by DTC (with respect to DTC Participants) and on the records of DTC Participants (with respect to Indirect Participants and Beneficial Owners that are not DTC Participants). Beneficial Owners will receive from or through the DTC Participant a written confirmation relating to their purchase of Shares.

Conveyance of all notices, statements and other communications to Beneficial Owners is effected as follows. Pursuant to the Depositary Agreement between the Trust and DTC, DTC is required to make available to the Trust upon request and for a fee to be charged to the Trust a listing of the Shares holdings of each DTC Participant. The Trust shall inquire of each such DTC Participant as to the number of Beneficial Owners holding Shares, directly or indirectly, through such DTC Participant. The Trust shall provide each such DTC Participant with copies of such notice, statement or other communication, in such form, number and at such place as such DTC Participant may reasonably request, in order that such notice, statement or communication may be transmitted by such DTC Participant, directly or indirectly, to such Beneficial Owners. In addition, the Trust shall pay to each such DTC Participant a fair and reasonable amount as reimbursement for the expenses attendant to such transmittal, all subject to applicable statutory and regulatory requirements.

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Share distributions shall be made to DTC or its nominee, Cede & Co., as the registered holder of all Shares. DTC or its nominee, upon receipt of any such distributions, shall credit immediately DTC Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in Shares as shown on the records of DTC or its nominee. Payments by DTC Participants to Indirect Participants and Beneficial Owners of Shares held through such DTC Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in a “street name,” and will be the responsibility of such DTC Participants.

The Trust has no responsibility or liability for any aspects of the records relating to or notices to Beneficial Owners, or payments made on account of beneficial ownership interests in such Shares, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and the DTC Participants or the relationship between such DTC Participants and the Indirect Participants and Beneficial Owners owning through such DTC Participants.

DTC may determine to discontinue providing its service with respect to the Shares at any time by giving reasonable notice to the Trust and discharging its responsibilities with respect thereto under applicable law. Under such circumstances, the Trust shall take action either to find a replacement for DTC to perform its functions at a comparable cost or, if such a replacement is unavailable, to issue and deliver printed certificates representing ownership of Shares, unless the Trust makes other arrangements with respect thereto satisfactory to the CBOE.

CREATION AND REDEMPTION OF CREATION UNITS

General

The Funds will issue and sell Shares only in Creation Units on a continuous basis, without an initial sales load, at their NAV next determined after receipt, on any Business Day (as defined herein), of an order in proper form. An Authorized Participant (defined below) that is not “qualified institutional buyer,” as such term is defined under Rule 144A of the Securities Act, will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A.

A “Business Day” with respect to the Funds is any day on which the NYSE is open for business. As of the date of the Prospectus, the NYSE observes the following holidays: New Year’s Day, Martin Luther King, Jr. Day, President’s Day (Washington’s Birthday), Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Fund Deposit

The consideration for purchase of a Creation Unit of the Funds generally consists of the in-kind deposit of a designated portfolio of securities (the “Deposit Securities”) per each Creation Unit, and the Cash Component (defined below), computed as described below. For the Transform 500 ETF, the Deposit Securities constitute a substantial replication, or a portfolio sampling representation, of the securities included in the Fund’s Underlying Index. Notwithstanding the foregoing, the Trust reserves the right to permit or require the substitution of Deposit Cash to be added to the Cash Component to replace any Deposit Security. When accepting purchases of Creation Units for all or a portion of Deposit Cash, the Funds may incur additional costs associated with the acquisition of Deposit Securities that would otherwise be provided by an in-kind purchaser.

Together, the Deposit Securities or Deposit Cash, as applicable, and the Cash Component constitute the “Fund Deposit,” which represents the minimum initial and subsequent investment amount for a Creation Unit of the Funds. The “Cash Component” is an amount equal to the difference between the NAV of Shares (per Creation Unit) and the value of the Deposit Securities or Deposit Cash, as applicable. If the Cash Component is a positive number (i.e., the NAV per Creation Unit exceeds the value of the Deposit Securities or Deposit Cash, as applicable), the Cash Component shall be such positive amount. If the Cash Component is a negative number (i.e., the NAV per Creation Unit is less than the value of the Deposit Securities or Deposit Cash, as applicable), the Cash Component shall be such negative amount and the creator will be entitled to receive cash in an amount equal to the Cash Component. The Cash Component serves the function of compensating for any differences between the NAV per Creation Unit and the value of the Deposit Securities or Deposit Cash, as applicable. Computation of the Cash Component excludes any stamp duty or other similar fees and expenses payable upon transfer of beneficial ownership of the Deposit Securities, if applicable, which shall be the sole responsibility of the Authorized Participant.

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The Funds, through NSCC, make available on each Business Day, prior to the opening of business on the CBOE (currently 9:30 a.m., Eastern Time), the list of the names and the required number of shares of each Deposit Security or the required amount of Deposit Cash, as applicable, to be included in the current Fund Deposit (based on information at the end of the previous Business Day) for the Fund. Such Fund Deposit is subject to any applicable adjustments as described below, to effect purchases of Creation Units of the Funds until such time as the next-announced composition of the Deposit Securities or the required amount of Deposit Cash, as applicable, is made available.

The identity and number of Shares of the Deposit Securities or the amount of Deposit Cash, as applicable, required for a Fund Deposit for a Fund changes as rebalancing adjustments and corporate action events are reflected from time to time by the Adviser with a view to the investment objective of the Fund.

The Trust reserves the right to permit or require the substitution of Deposit Cash to replace any Deposit Security, which shall be added to the Cash Component, including, without limitation, in situations where the Deposit Security: (i) may not be available in sufficient quantity for delivery; (ii) may not be eligible for transfer through the systems of DTC for corporate securities and municipal securities; (iii) may not be eligible for trading by an Authorized Participant or the investor for which it is acting; (iv) would be restricted under the securities laws or where the delivery of the Deposit Security to the Authorized Participant would result in the disposition of the Deposit Security by the Authorized Participant becoming restricted under the securities laws; or (v) in certain other situations (collectively, “custom orders”). The adjustments described above will reflect changes, known to the Adviser on the date of announcement to be in effect by the time of delivery of a Fund Deposit from certain corporate actions.

Procedures for Purchase of Creation Units

To be eligible to place orders with the Transfer Agent to purchase a Creation Unit of a Fund, an entity must be (i) a “Participating Party” (i.e., a broker- dealer or other participant in the clearing process through the Continuous Net Settlement System of the NSCC (the “Clearing Process”)), a clearing agency that is registered with the SEC; or (ii) a DTC Participant (see “Book Entry Only System”). In addition, each Participating Party or DTC Participant (each, an “Authorized Participant”) must execute a Participant Agreement that has been agreed to by the Distributor, and that has been accepted by the Transfer Agent, with respect to purchases and redemptions of Creation Units. Each Authorized Participant will agree, pursuant to the terms of a Participant Agreement, on behalf of itself or any investor on whose behalf it will act, to certain conditions, including that it will pay to the Trust, an amount of cash sufficient to pay the Cash Component together with the creation transaction fee (described below), if applicable, and any other applicable fees and taxes.

All orders to purchase Shares directly from a Fund must be placed for one or more Creation Units and in the manner and by the time set forth in the Participant Agreement and/or applicable order form. The order cut-off time for the Fund for orders to purchase Creation Units is expected to be 4:00 p.m. Eastern Time, which time may be modified by a Fund from time-to-time by amendment to the Participant Agreement and/or applicable order form. In the case of custom orders, the order must be received by the Transfer Agent no later than 3:00 p.m. Eastern Time or such earlier time as may be designated by a Fund and disclosed to Authorized Participants. The date on which an order to purchase Creation Units (or an order to redeem Creation Units, as set forth below) is received and accepted is referred to as the “Order Placement Date.”

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An Authorized Participant may require an investor to make certain representations or enter into agreements with respect to the order (e.g., to provide for payments of cash, when required). Investors should be aware that their particular broker may not have executed a Participant Agreement and that, therefore, orders to purchase Shares directly from a Fund in Creation Units have to be placed by the investor’s broker through an Authorized Participant that has executed a Participant Agreement. In such cases there may be additional charges to such investor. At any given time, there may be only a limited number of broker-dealers that have executed a Participant Agreement and only a small number of such Authorized Participants may have international capabilities.

On days when the CBOE closes earlier than normal, the Funds may require orders to create Creation Units to be placed earlier in the day. In addition, if a market or markets on which the Funds’ investments are primarily traded is closed, the Funds will also generally not accept orders on such day(s). Orders must be transmitted by an Authorized Participant by telephone or other transmission method acceptable to the Transfer Agent pursuant to procedures set forth in the Participant Agreement and in accordance with the applicable order form. On behalf of the Funds, the Transfer Agent will notify the Custodian of such order. The Custodian will then provide such information to the appropriate local sub-custodian(s). Those placing orders through an Authorized Participant should allow sufficient time to permit proper submission of the purchase order to the Transfer Agent by the cut-off time on such Business Day. Economic or market disruptions or changes, or telephone or other communication failure may impede the ability to reach the Transfer Agent or an Authorized Participant.

Fund Deposits must be delivered by an Authorized Participant through the Federal Reserve System (for cash) or through DTC (for corporate securities), through a sub-custody agent (for foreign securities) and/or through such other arrangements allowed by the Trust or its agents. With respect to foreign Deposit Securities, the Custodian shall cause the sub-custodian of the Funds to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, such Deposit Securities (or Deposit Cash for all or a part of such securities, as permitted or required), with any appropriate adjustments as advised by the Trust. Foreign Deposit Securities must be delivered to an account maintained at the applicable local sub-custodian. A Fund Deposit transfer must be ordered by the Authorized Participant in a timely fashion so as to ensure the delivery of the requisite number of Deposit Securities or Deposit Cash, as applicable, to the account of the applicable Fund or its agents by no later than 12:00 p.m. Eastern Time (or such other time as specified by the Trust) on the Settlement Date. If a Fund or its agents do not receive all of the Deposit Securities, or the required Deposit Cash in lieu thereof, by such time, then the order may be deemed rejected and the Authorized Participant shall be liable to the Fund for losses, if any, resulting therefrom. The “Settlement Date” for a Fund is generally the second Business Day after the Order Placement Date. All questions as to the number of Deposit Securities or Deposit Cash to be delivered, as applicable, and the validity, form and eligibility (including time of receipt) for the deposit of any tendered securities or cash, as applicable, will be determined by the Trust, whose determination shall be final and binding. The amount of cash represented by the Cash Component must be transferred directly to the Custodian through the Federal Reserve Bank wire transfer system in a timely manner so as to be received by the Custodian no later than the Settlement Date. If the Cash Component and the Deposit Securities or Deposit Cash, as applicable, are not received by the Custodian in a timely manner by the Settlement Date, the creation order may be cancelled. Upon written notice to the Transfer Agent, such canceled order may be resubmitted the following Business Day using a Fund Deposit as newly constituted to reflect the then current NAV of the applicable Fund.

The order shall be deemed to be received on the Business Day on which the order is placed provided that the order is placed in proper form prior to the applicable cut-off time and the federal funds in the appropriate amount are deposited by 2:00 p.m. or 3:00 p.m., Eastern Time (as set forth on the applicable order form), with the Custodian on the Settlement Date. If the order is not placed in proper form as required, or federal funds in the appropriate amount are not received by 2:00 p.m. or 3:00 p.m., Eastern Time (as set forth on the applicable order form) on the Settlement Date, then the order may be deemed to be rejected and the Authorized Participant shall be liable to the Funds for losses, if any, resulting therefrom. A creation request is considered to be in “proper form” if all procedures set forth in the Participant Agreement, order form and this SAI are properly followed.

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Issuance of a Creation Unit

Except as provided in this SAI, Creation Units will not be issued until the transfer of good title to the Trust of the Deposit Securities or payment of Deposit Cash, as applicable, and the payment of the Cash Component have been completed. When the sub-custodian has confirmed to the Custodian that the required Deposit Securities (or the cash value thereof) have been delivered to the account of the relevant sub-custodian or sub-custodians, the Transfer Agent and the Adviser shall be notified of such delivery, and the Trust will issue and cause the delivery of the Creation Units. The delivery of Creation Units so created generally will occur no later than the second Business Day following the day on which the purchase order is deemed received by the Transfer Agent. The Authorized Participant shall be liable to the applicable Fund for losses, if any, resulting from unsettled orders.

Creation Units may be purchased in advance of receipt by the Trust of all or a portion of the applicable Deposit Securities as described below. In these circumstances, the initial deposit will have a value greater than the NAV of Shares on the date the order is placed in proper form since, in addition to available Deposit Securities, cash must be deposited in an amount equal to the sum of (i) the Cash Component, plus (ii) an additional amount of cash equal to a percentage of the value as set forth in the Participant Agreement, of the undelivered Deposit Securities (the “Additional Cash Deposit”), which shall be maintained in a separate non-interest bearing collateral account. The Authorized Participant must deposit with the Custodian the Additional Cash Deposit, as applicable, by 12:00 p.m. Eastern Time (or such other time as specified by the Trust) on the Settlement Date. If a Fund or its agents do not receive the Additional Cash Deposit in the appropriate amount, by such time, then the order may be deemed rejected and the Authorized Participant shall be liable to the Fund for losses, if any, resulting therefrom. An additional amount of cash shall be required to be deposited with the Trust, pending delivery of the missing Deposit Securities to the extent necessary to maintain the Additional Cash Deposit with the Trust in an amount at least equal to the applicable percentage, as set forth in the Participant Agreement, of the daily market value of the missing Deposit Securities. The Participant Agreement will permit the Trust to buy the missing Deposit Securities at any time. Authorized Participants will be liable to the Trust for the costs incurred by the Trust in connection with any such purchases. These costs will be deemed to include the amount by which the actual purchase price of the Deposit Securities exceeds the value of such Deposit Securities on the day the purchase order was deemed received by the Transfer Agent plus the brokerage and related transaction costs associated with such purchases.

The Trust will return any unused portion of the Additional Cash Deposit once all of the missing Deposit Securities have been properly received by the Custodian or purchased by the Trust and deposited into the Trust. In addition, a transaction fee, as described below under “Creation Transaction Fee,” may be charged. The delivery of Creation Units so created generally will occur no later than the Settlement Date.

Acceptance of Orders of Creation Units

The Trust reserves the absolute right to reject an order for Creation Units transmitted to it by the Transfer Agent with respect to each Fund including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining Shares ordered, would own 80% or more of the currently outstanding Shares; (d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (e) the acceptance of a Fund Deposit would, in the opinion of counsel, be unlawful; (f) the acceptance of a Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners; (g) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (h) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.

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Examples of such circumstances include acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, the Distributor, the Custodian, a sub-custodian, the Transfer Agent, DTC, NSCC, Federal Reserve System, or any other participant in the creation process, and other extraordinary events. The Transfer Agent shall notify a prospective creator of a Creation Unit and/or the Authorized Participant acting on behalf of the creator of a Creation Unit of its rejection of the order of such person. The Trust, the Transfer Agent, the Custodian, any sub-custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits nor shall either of them incur any liability for the failure to give any such notification. The Trust, the Transfer Agent, the Custodian and the Distributor shall not be liable for the rejection of any purchase order for Creation Units.

All questions as to the number of Shares of each security in the Deposit Securities and the validity, form, eligibility and acceptance for deposit of any securities to be delivered shall be determined by the Trust, and the Trust’s determination shall be final and binding.

Creation Transaction Fee

A fixed purchase (i.e., creation) transaction fee, payable to the Funds’ custodian, may be imposed for the transfer and other transaction costs associated with the purchase of Creation Units (“Creation Order Costs”). The standard fixed creation transaction fee for a Fund is $1,750, regardless of the number of Creation Units created in the transaction. The Funds may adjust the standard fixed creation transaction fee from time to time. The fixed creation fee may be waived on certain orders if the Funds’ custodian has determined to waive some or all of the Creation Order Costs associated with the order or another party, such as the Adviser, has agreed to pay such fee.

In addition, a variable fee, payable to each Fund, of up to a maximum of 3% of the value of the Creation Units subject to the transaction may be imposed for cash purchases, non-standard orders, or partial cash purchases of Creation Units. The variable charge is primarily designed to cover additional cost (e.g., brokerage, taxes) involved with buying the securities with cash. The Funds may determine to not charge a variable fee on certain orders when the Adviser has determined that doing so is in the best interests of Fund shareholders, e.g., for creation orders that facilitate the rebalance of the Fund’s portfolio in a more tax efficient manner than could be achieved without such order. Investors who use the services of a broker or other such intermediary may be charged a fee for such services. Investors are responsible for the fixed costs of transferring the Fund Securities from the Trust to their account or on their order.

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Risks of Purchasing Creation Units

There are certain legal risks unique to investors purchasing Creation Units directly from the Funds. Because Shares may be issued on an ongoing basis, a “distribution” of Shares could be occurring at any time. Certain activities that a shareholder performs as a dealer could, depending on the circumstances, result in the shareholder being deemed a participant in the distribution in a manner that could render the shareholder a statutory underwriter and subject to the prospectus delivery and liability provisions of the Securities Act. For example, a shareholder could be deemed a statutory underwriter if it purchases Creation Units from the Funds, breaks them down into the constituent Shares, and sells those Shares directly to customers, or if a shareholder chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary-market demand for Shares. Whether a person is an underwriter depends upon all of the facts and circumstances pertaining to that person’s activities, and the examples mentioned here should not be considered a complete description of all the activities that could cause you to be deemed an underwriter.

Dealers who are not “underwriters” but are participating in a distribution (as opposed to engaging in ordinary secondary-market transactions), and thus dealing with Shares as part of an “unsold allotment” within the meaning of Section 4(a)(3)(C) of the Securities Act, will be unable to take advantage of the prospectus delivery exemption provided by Section 4(a)(3) of the Securities Act.

Redemptions

Shares may be redeemed only in Creation Units at their NAV next determined after receipt of a redemption request in proper form by the Funds through the Transfer Agent and only on a Business Day. Except upon liquidation of a Fund, the Trust will not redeem shares in amounts less than Creation Units. Investors must accumulate enough Shares in the secondary market to constitute a Creation Unit to have such Shares redeemed by the Trust. There can be no assurance, however, that there will be sufficient liquidity in the public trading market at any time to permit assembly of a Creation Unit. Investors should expect to incur brokerage and other costs in connection with assembling a sufficient number of Shares to constitute a redeemable Creation Unit.

With respect to the Funds, the Custodian, through the NSCC, makes available prior to the opening of business on the CBOE (currently 9:30 a.m., Eastern Time) on each Business Day, the list of the names and Share quantities of the Funds’ portfolio securities that will be applicable (subject to possible amendment or correction) to redemption requests received in proper form (as defined below) on that day (“Fund Securities”). Fund Securities received on redemption may not be identical to Deposit Securities.

Redemption proceeds for a Creation Unit are paid either in-kind or in cash, or combination thereof, as determined by the Trust. With respect to in-kind redemptions of the Funds, redemption proceeds for a Creation Unit will consist of Fund Securities - as announced by the Custodian on the Business Day of the request for redemption received in proper form plus cash in an amount equal to the difference between the NAV of Shares being redeemed, as next determined after a receipt of a request in proper form, and the value of the Fund Securities (the “Cash Redemption Amount”), less a fixed redemption transaction fee, as applicable, as set forth below. In the event that the Fund Securities have a value greater than the NAV of Shares, a compensating cash payment equal to the differential is required to be made by or through an Authorized Participant by the redeeming shareholder. Notwithstanding the foregoing, at the Trust’s discretion, an Authorized Participant may receive the corresponding cash value of the securities in lieu of the in-kind securities value representing one or more Fund Securities.

Redemption Transaction Fee

A fixed redemption transaction fee, payable to the Funds’ custodian, may be imposed for the transfer and other transaction costs associated with the redemption of Creation Units (“Redemption Order Costs”). The standard fixed redemption transaction fee for the Funds is $1,750 regardless of the number of Creation Units redeemed in the transaction. The Funds may adjust the redemption transaction fee from time to time. The fixed redemption fee may be waived on certain orders if the Funds’ custodian has determined to waive some or all of the Redemption Order Costs associated with the order or another party, such as the Adviser, has agreed to pay such fee.

In addition, a variable fee, payable to the Funds, of up to a maximum of 2% of the value of the Creation Units subject to the transaction may be imposed for cash redemptions, non-standard orders, or partial cash redemptions (when cash redemptions are available) of Creation Units. The variable charge is primarily designed to cover additional costs (e.g., brokerage, taxes) involved with selling portfolio securities to satisfy a cash redemption. The Funds may determine to not charge a variable fee on certain orders when the Adviser has determined that doing so is in the best interests of Fund shareholders, e.g., for redemption orders that facilitate the rebalance of the Funds’ portfolio in a more tax efficient manner than could be achieved without such order.

Investors who use the services of a broker or other such intermediary may be charged a fee for such services. Investors are responsible for the fixed costs of transferring the Fund Securities from the Trust to their account or on their order.

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Procedures for Redemption of Creation Units

Orders to redeem Creation Units must be submitted in proper form to the Transfer Agent prior to 4:00 p.m. Eastern Time. A redemption request is considered to be in “proper form” if (i) an Authorized Participant has transferred or caused to be transferred to the Trust’s Transfer Agent the Creation Unit(s) being redeemed through the book-entry system of DTC so as to be effective by the time as set forth in the Participant Agreement and (ii) a request in form satisfactory to the Trust is received by the Transfer Agent from the Authorized Participant on behalf of itself or another redeeming investor within the time periods specified in the Participant Agreement. If the Transfer Agent does not receive the investor’s shares through DTC’s facilities by the times and pursuant to the other terms and conditions set forth in the Participant Agreement, the redemption request shall be rejected.

The Authorized Participant must transmit the request for redemption, in the form required by the Trust, to the Transfer Agent in accordance with procedures set forth in the Authorized Participant Agreement. Investors should be aware that their particular broker may not have executed an Authorized Participant Agreement, and that, therefore, requests to redeem Creation Units may have to be placed by the investor’s broker through an Authorized Participant who has executed an Authorized Participant Agreement. Investors making a redemption request should be aware that such request must be in the form specified by such Authorized Participant. Investors making a request to redeem Creation Units should allow sufficient time to permit proper submission of the request by an Authorized Participant and transfer of the shares to the Trust’s Transfer Agent; such investors should allow for the additional time that may be required to effect redemptions through their banks, brokers or other financial intermediaries if such intermediaries are not Authorized Participants.

Additional Redemption Procedures

In connection with taking delivery of Shares of Fund Securities upon redemption of Creation Units, a redeeming shareholder or Authorized Participant acting on behalf of such shareholder must maintain appropriate custody arrangements with a qualified broker-dealer, bank or other custody providers in each jurisdiction in which any of the Fund Securities are customarily traded, to which account such Fund Securities will be delivered. Deliveries of redemption proceeds generally will be made within two business days of the trade date.

The Trust may in its discretion exercise its option to redeem such Shares in cash, and the redeeming investor will be required to receive its redemption proceeds in cash. In addition, an investor may request a redemption in cash that each Fund may, in its sole discretion, permit. In either case, the investor will receive a cash payment equal to the NAV of its Shares based on the NAV of Shares next determined after the redemption request is received in proper form (minus a redemption transaction fee, if applicable, and additional charge for requested cash redemptions specified above, to offset the Trust’s brokerage and other transaction costs associated with the disposition of Fund Securities). A Fund may also, in its sole discretion, upon request of a shareholder, provide such redeemer a portfolio of securities that differs from the exact composition of the Fund Securities but does not differ in NAV.

Redemptions of Shares for Fund Securities will be subject to compliance with applicable federal and state securities laws and the Funds (whether or not it otherwise permits cash redemptions) reserve the right to redeem Creation Units for cash to the extent that the Trust could not lawfully deliver specific Fund Securities upon redemptions or could not do so without first registering the Fund Securities under such laws. An Authorized Participant or an investor for which it is acting subject to a legal restriction with respect to a particular security included in the Fund Securities applicable to the redemption of Creation Units may be paid an equivalent amount of cash. The Authorized Participant may request the redeeming investor of Shares to complete an order form or to enter into agreements with respect to such matters as compensating cash payment. Further, an Authorized Participant that is not a “qualified institutional buyer,” (“QIB”) as such term is defined under Rule 144A of the Securities Act, will not be able to receive Fund Securities that are restricted securities eligible for resale under Rule 144A. An Authorized Participant may be required by the Trust to provide a written confirmation with respect to QIB status to receive Fund Securities.

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The right of redemption may be suspended or the date of payment postponed with respect to a Fund (1) for any period during which the CBOE is closed (other than customary weekend and holiday closings); (2) for any period during which trading on the CBOE is suspended or restricted; (3) for any period during which an emergency exists as a result of which disposal of Shares or determination of the NAV of Shares is not reasonably practicable; or (4) in such other circumstance as is permitted by the SEC.

For every occurrence of one or more intervening holidays in the applicable foreign market that are not holidays observed in the U.S. equity market, the redemption settlement cycle will be extended by the number of such intervening holidays. In addition to holidays, other unforeseeable closings in a foreign market due to emergencies may also prevent the Trust from delivering securities within normal settlement period.

The securities delivery cycles currently practicable for transferring portfolio securities to redeeming investors, coupled with foreign market holiday schedules, will require, in certain circumstances, a delivery process longer than seven calendar days for the Funds. Although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed the maximum number of days listed below for the Funds. The proclamation of new holidays, the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours), the elimination of existing holidays, or changes in local securities delivery practices, could affect the information set forth herein at some time in the future.

Custom Baskets

Creation and Redemption baskets may differ and the Funds may accept “custom baskets.” A custom basket may include any of the following: (i) a basket that is composed of a non-representative selection of the Funds’ portfolio holdings; (ii) a representative basket that is different from the initial basket used in transactions on the same business day; or (iii) a basket that contains bespoke cash substitutions for a single Authorized Participant. The Funds have adopted policies and procedures that govern the construction and acceptance of baskets, including heightened requirements for certain types of custom baskets. Such policies and procedures provide the parameters for the construction and acceptance of custom baskets that are in the best interests of the Funds and their shareholders, establish processes for revisions to, or deviations from, such parameters, and specify the titles and roles of the employees of the Adviser who are required to review each custom basket for compliance with those parameters. In addition, when constructing custom baskets for redemptions, the tax efficiency of the Funds may be taken into account. The policies and procedures distinguish among different types of custom baskets that may be used and impose different requirements for different types of custom baskets in order to seek to mitigate against potential risks of conflicts and/or overreaching by an Authorized Participant. The Adviser has established a governance process to oversee basket compliance for the Funds, as set forth in the Funds’ policies and procedures.

DETERMINATION OF NET ASSET VALUE

The NAV of shares is determined at the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern Time) on each day the NYSE is open. NAV is computed by determining, on a per class basis, the aggregate market value of all assets of the applicable Fund, less its liabilities, divided by the total number of shares outstanding ((assets-liabilities)/number of shares = NAV). The NYSE is closed on weekends and New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV takes into account the expenses and fees of a Fund, including management, administration, and distribution fees, which are accrued daily. The determination of NAV for a Fund for a particular day is applicable to all applications for the purchase of shares, as well as all requests for the redemption of shares, received by the Fund (or an authorized broker or agent, or its authorized designee) before the close of trading on the NYSE on that day.

Generally, securities traded or dealt in upon one or more securities exchanges (whether domestic or foreign) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the mean between the current bid and ask prices on such exchange. Securities primarily traded in the National Association of Securities Dealers’ Automated Quotation System (“NASDAQ”) National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price. Securities that are not traded or dealt in any securities exchange (whether domestic or foreign) and for which over-the-counter market quotations are readily available generally shall be valued at the last sale price or, in the absence of a sale, at the mean between the current bid and ask price on such over-the-counter market. Debt securities not traded on an exchange may be valued at prices supplied by a pricing agent(s) based on broker or dealer supplied valuations or matrix pricing, a method of valuing securities by reference to the value of other securities with similar characteristics, such as rating, interest rate and maturity. Futures, swaps and options contracts listed for trading on a futures or options exchange or board of trade for which market quotations are generally available are valued at the last quoted sale price, or, in the absence of a sale, at the mean of the last bid and ask price. Total return swaps on exchange-listed securities are valued at the last quoted sale price, or, in the absence of a sale, at the mean of the last bid and ask price.

If market quotations are not readily available, securities or other assets will be valued at their fair market value as determined in good faith by the Adviser in accordance with procedures approved by the Board and evaluated by the Board as to the reliability of the fair value method used. In these cases, a Fund’s NAV will reflect certain portfolio securities’ fair value rather than their market price. Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security or other asset may be materially different than the value that could be realized upon the sale of that security or other asset. The fair value prices can differ from market prices when they become available or when a price becomes available. The Board has delegated execution of these procedures to a fair value committee. The committee may also enlist third party consultants such as an audit firm or financial officer of a security issuer on an as-needed basis to assist in determining a security-specific fair value. The Board reviews and ratifies the execution of this process and the resultant fair value prices at least quarterly to assure the process produces reliable results.

Each Fund may use independent pricing services to assist in calculating the value of the Fund’s securities or other assets. In addition, market prices for foreign securities are not determined at the same time of day as the NAV for the Fund. Because the Fund may invest in securities primarily listed on foreign exchanges, and these exchanges may trade on weekends or other days when the Fund does not price its shares, the value of some of the Fund’s portfolio securities may change on days when you may not be able to buy or sell Fund shares.

In computing the NAV, the Fund value foreign securities held by each Fund at the latest closing price on the exchange in which they are traded immediately prior to closing of the NYSE. Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates. If events materially affecting the value of a security in a Fund’s portfolio, particularly foreign securities, occur after the close of trading on a foreign market but before the Fund prices its shares, the security will be valued at fair value. For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its NAV, the Adviser may need to price the security using the Funds’ fair value pricing guidelines. Without a fair value price, short-term traders could take advantage of the arbitrage opportunity and dilute the NAV of long-term investors. Fair valuation of the Funds’ portfolio securities can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Funds’ NAVs by short term traders. The determination of fair value involves subjective judgments. As a result, using fair value to price a security may result in a price materially different from the prices used by other funds to determine net asset value, or from the price that may be realized upon the actual sale of the security.

With respect to any portion of the Fund’s assets that are invested in one or more open-end management investment companies registered under the 1940 Act, the Fund’s net asset value is calculated based upon the net asset values of those open-end management investment companies, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

DIVIDENDS AND DISTRIBUTIONS

The following information supplements and should be read in conjunction with the section in the Prospectus entitled “DIVIDENDS, OTHER DISTRIBUTIONS AND TAXES.”

General Policies

Each Fund expects to declare and distribute all of their net investment income, if any, to shareholders as dividends at least annually. The Funds may distribute such income dividends and capital gains more frequently, if necessary, in order to reduce or eliminate federal excise or income taxes on the Funds.

Dividend Distributions

Dividends and other distributions on Shares are distributed, as described below, on a pro rata basis to Beneficial Owners of such Shares. Dividend payments are made through DTC Participants and Indirect Participants to Beneficial Owners then of record with proceeds received from the Trust.

Dividend Reinvestment Service

The Trust will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual broker-dealers may make available the DTC book-entry Dividend Reinvestment Service for use by Beneficial Owners of the Funds through DTC Participants for reinvestment of their dividend distributions. Investors should contact their brokers to ascertain the availability and description of these services. Beneficial Owners should be aware that each broker may require investors to adhere to specific procedures and timetables in order to participate in the dividend reinvestment service and investors should ascertain from their brokers such necessary details. If this service is available and used, dividend distributions of both income and realized gains will be automatically reinvested in additional whole Shares issued by the Trust of the same Funds at NAV per Share. Distributions reinvested in additional Shares of the Funds will nevertheless be taxable to Beneficial Owners acquiring such additional Shares to the same extent as if such distributions had been received in cash.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

The Trust does not have information concerning the beneficial ownership of shares held in the names of DTC participants.

TAXES

The following is a summary of certain additional tax considerations generally affecting each Fund and its shareholders that are not described in the Prospectus. No attempt is made to present a detailed explanation of the tax treatment of each Fund and its shareholders, and the discussion here and in the Prospectus is not intended as a substitute for careful tax planning.

This “Taxes” section is based on the Code and applicable regulations in effect on the date of this SAI. Future legislative, regulatory or administrative changes, including provisions of current law that sunset and thereafter no longer apply, or court decisions may significantly change the tax rules applicable to each Fund and its shareholders. Any of these changes or court decisions may have a retroactive effect.

This is for general information only and not tax advice. All investors should consult their own tax advisors as to the federal, state, local and foreign tax provisions applicable to them.

Taxation of the Funds

Each Fund will elect and intends to qualify each year to be treated as a separate RIC under the Code. As such, the Funds should not be subject to corporate-level federal income taxes on its net investment income and capital gains, if any, to the extent that it timely distributes such income and capital gains to its shareholders. To qualify for treatment as a RIC, the Funds must distribute annually to its shareholders at least the sum of 90% of its “investment company taxable income” (generally its net ordinary income plus the excess of net short-term capital gains over net long-term capital losses) and 90% of its net tax-exempt interest income, if any (the “Distribution Requirement”) and also must meet several additional requirements. Among these requirements are the following: (i) at least 90% of each Fund’s gross income each taxable year must be derived from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business of investing in such stock, securities or foreign currencies and net income derived from interests in qualified publicly traded partnerships (the “Qualifying Income Requirement”); and (ii) at the end of each quarter of each Fund’s taxable year, the Fund’s assets must be diversified so that (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash items, government securities, securities of other RICs, and other securities, with such other securities limited, in respect to any one issuer, to an amount not greater in value than 5% of the value of the Fund’s total assets and to not more than 10% of the outstanding voting securities of such issuer, including the equity securities of a qualified publicly traded partnership, and (b) not more than 25% of the value of its total assets is invested, including through corporations in which the Fund owns a 20% or more voting stock interest, in the securities (other than U.S. government securities or securities of other RICs) of any one issuer, the securities (other than securities of other RICs) of two or more issuers which the Fund controls and which are engaged in the same, similar, or related trades or businesses, or the securities of one or more qualified publicly traded partnerships (the “Diversification Requirement”).

For the Transform 500 ETF, it may not be possible to fully implement a replication strategy while satisfying the Diversification Requirement. The Fund’s efforts to satisfy the Diversification Requirement may affect the Fund’s execution of its investment strategy and may cause the Fund’s return to deviate from that of the Underlying Index, and the Fund’s efforts to represent the Underlying Index may cause it inadvertently to fail to satisfy the Diversification Requirement.

If a Fund fails to satisfy the Qualifying Income Requirement or the Diversification Requirement in any taxable year, the Fund may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if certain other actions are taken following the identification of the failure. Additionally, relief is provided for certain de minimis failures of the Diversification Requirement where a Fund corrects the failure within a specified period of time. To be eligible for the relief provisions with respect to a failure to meet the Diversification Requirement, the Fund may be required to dispose of certain assets. If these relief provisions were not available to the Fund and it were to fail to qualify for treatment as a RIC for a taxable year, all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and its distributions (including capital gains distributions) generally would be taxable to the shareholders of the Fund as ordinary income dividends, subject to the dividends received deduction for corporate shareholders and the lower tax rates on qualified dividend income received by non-corporate shareholders, subject to certain limitations. To requalify for treatment as a RIC in a subsequent taxable year, a Fund would be required to satisfy the RIC qualification requirements for that year and to distribute any earnings and profits from any year in which the Fund failed to qualify for tax treatment as a RIC. If the Fund failed to qualify as a RIC for a period greater than two taxable years, it would generally be required to pay a corporate- level U.S. federal income tax on certain net built in gains recognized with respect to certain of its assets upon disposition of such assets within five years of qualifying as a RIC in a subsequent year. The Board reserves the right not to maintain the qualification of the Fund for treatment as a RIC if it determines such course of action to be beneficial to shareholders. If a Fund determines that it will not qualify as a RIC, the Fund will establish procedures to reflect the anticipated tax liability in the Fund’s NAV.

A Fund may elect to treat part or all of any “qualified late year loss” as if it had been incurred in the succeeding taxable year in determining the Fund’s taxable income, net capital gain, net short-term capital gain, and earnings and profits. The effect of this election is to treat any such “qualified late year loss” as if it had been incurred in the succeeding taxable year in characterizing Fund distributions for any calendar year. A “qualified late year loss” generally includes net capital loss, net long-term capital loss, or net short-term capital loss incurred after October 31 of the current taxable year (commonly referred to as “post-October losses”) and certain other late-year losses.

Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against a RIC’s investment company taxable income. Instead, for U.S. federal income tax purposes, potentially subject to certain limitations, a Fund may carry a net capital loss from any taxable year forward indefinitely to offset its capital gains, if any, in years following the year of the loss. To the extent subsequent capital gains are offset by such losses, they will not result in U.S. federal income tax liability to a Fund and may not be distributed as capital gains to its shareholders. Generally, a Fund may not carry forward any losses other than net capital losses. The carryover of capital losses may be limited under the general loss limitation rules if a Fund experiences an ownership change as defined in the Code.

Each Fund will be subject to a nondeductible 4% federal excise tax on certain undistributed income if it does not distribute to its shareholders in each calendar year an amount at least equal to 98% of its ordinary income for the calendar year plus 98.2% of its capital gain net income for the one-year period ending on October 31 of that year, subject to an increase for any shortfall in the prior year’s distribution. In order to qualify as a regulated investment company, and avoid being subject to federal income or excise taxes at the fund level, the Fund intends to distribute substantially all of its investment company taxable income and net realized capital gains within each calendar year as well as on a fiscal year basis (if the fiscal year is other than the calendar year), and intends to comply with other tax rules applicable to regulated investment companies.

If a Fund meets the Distribution Requirement but retains some or all of its income or gains, it will be subject to federal income tax to the extent any such income or gains are not distributed. Each Fund may designate certain amounts retained as undistributed net capital gain in a notice to its shareholders, who (i) will be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their proportionate shares of the undistributed amount so designated, (ii) will be entitled to credit their proportionate shares of the income tax paid by the Fund on that undistributed amount against their federal income tax liabilities and to claim refunds to the extent such credits exceed their tax liabilities, and (iii) will be entitled to increase their tax basis, for federal income tax purposes, in their Shares by an amount equal to the excess of the amount of undistributed net capital gain included in their respective income over their respective income tax credits.

Taxation of Shareholders – Distributions

Each Fund intends to distribute annually to its shareholders substantially all of its investment company taxable income (computed without regard to the deduction for dividends paid), its net tax-exempt income, if any, and any net capital gain (net recognized long-term capital gains in excess of net recognized short-term capital losses, taking into account any capital loss carryforwards). The distribution of investment company taxable income (as so computed) and net capital gain will be taxable to Fund shareholders regardless of whether the shareholder receives these distributions in cash or reinvests them in additional Shares.

The Funds (or your broker) will report to shareholders annually the amounts of dividends paid from ordinary income, the amount of distributions of net capital gain, the portion of dividends which may qualify for the dividends received deduction for corporations, and the portion of dividends which may qualify for treatment as qualified dividend income, which is taxable to non-corporate shareholders at rates of up to 20%.

Distributions from a Fund’s net capital gain will be taxable to shareholders at long-term capital gains rates, regardless of how long shareholders have held their Shares.

Qualified dividend income includes, in general and subject to certain holding period and other requirements, dividend income from certain domestic corporations and certain foreign corporations. Subject to certain limitations, eligible foreign corporations include those incorporated in possessions of the United States, those incorporated in certain countries with comprehensive tax treaties with the United States, and other foreign corporations if the stock with respect to which the dividends are paid is readily tradable on an established securities market in the United States. Dividends received by a Fund from an ETF or an underlying fund taxable as a RIC or a REIT may be treated as qualified dividend income generally only to the extent so reported by such ETF or REIT. If 95% or more of a Fund’s gross income (calculated without taking into account net capital gain derived from sales or other dispositions of stock or securities) consists of qualified dividend income, a Fund may report all distributions of such income as qualified dividend income. Further, recent tax legislation permits a direct REIT shareholder to claim a 20% qualified business income deduction for certain ordinary REIT dividends received by the shareholder. The Fund is generally permitted to pass through this special treatment to its shareholders when paying the dividends attributable to such income, subject to certain restrictions and requirements.

Fund dividends will not be treated as qualified dividend income if a Fund does not meet holding period and other requirements with respect to dividend paying stocks in its portfolio, and the shareholder does not meet holding period and other requirements with respect to the Shares on which the dividends were paid. Distributions by a Fund of its net short-term capital gains will be taxable as ordinary income. Distributions from a Fund’s net capital gain will be taxable to shareholders at long-term capital gains rates, regardless of how long shareholders have held their Shares. Distributions may be subject to state and local taxes.

In the case of corporate shareholders, certain dividends received by a Fund from U.S. corporations (generally, dividends received by a Fund in respect of any share of stock (1) with a tax holding period of at least 46 days during the 91-day period beginning on the date that is 45 days before the date on which the stock becomes ex-dividend as to that dividend and (2) that is held in an unleveraged position) and distributed and appropriately so reported by a Fund may be eligible for the 50% dividends-received deduction. Certain preferred stock must have a holding period of at least 91 days during the 181-day period beginning on the date that is 90 days before the date on which the stock becomes ex-dividend as to that dividend in order to be eligible. Capital gain dividends distributed to a Fund from other RICs are not eligible for the dividends-received deduction. In order to qualify for the deduction, corporate shareholders must meet the minimum holding period requirement stated above with respect to their Shares, taking into account any holding period reductions from certain hedging or other transactions or positions that diminish their risk of loss with respect to their Shares, and, if they borrow to acquire or otherwise incur debt attributable to Shares, they may be denied a portion of the dividends-received deduction with respect to those Shares.

Although dividends generally will be treated as distributed when paid, any dividend declared by the Funds in October, November or December and payable to shareholders of record in such a month that is paid during the following January will be treated for U.S. federal income tax purposes as received by shareholders on December 31 of the calendar year in which it was declared.

U.S. individuals with adjusted gross income (subject to certain adjustments) exceeding certain threshold amounts ($250,000 if married filing jointly or if considered a “surviving spouse” for federal income tax purposes, $125,000 if married filing separately, and $200,000 in other cases) are subject to a 3.8% Medicare contribution tax on all or a portion of their “net investment income,” which includes taxable interest, dividends, and certain capital gains (generally including capital gain distributions and capital gains realized on the sale of Shares). This 3.8% tax also applies to all or a portion of the undistributed net investment income of certain shareholders that are estates and trusts.

Shareholders who have not held Shares for a full year should be aware that the Funds may report and distribute, as ordinary dividends or capital gain dividends, a percentage of income that is not equal to the percentage of the Fund’s ordinary income or net capital gain, respectively, actually earned during the applicable shareholder’s period of investment in the Funds. A taxable shareholder may wish to avoid investing in the Funds shortly before a dividend or other distribution, because the distribution will generally be taxable even though it may economically represent a return of a portion of the shareholder’s investment.

To the extent that the Funds make a distribution of income received by the Fund in lieu of dividends (a “substitute payment”) with respect to securities on loan pursuant to a securities lending transaction, such income will not constitute qualified dividend income to individual shareholders and will not be eligible for the dividends received deduction for corporate shareholders.

If a Funds’ distributions exceed its earnings and profits, all or a portion of the distributions made for a taxable year may be recharacterized as a return of capital to shareholders. A return of capital distribution will generally not be taxable, but will reduce each shareholder’s cost basis in the applicable Fund and result in a higher capital gain or lower capital loss when Shares on which the distribution was received are sold. After a shareholder’s basis in Shares has been reduced to zero, distributions in excess of earnings and profits will be treated as gain from the sale of the shareholder’s Shares.

Taxation of Shareholders – Sale of Shares

A sale, redemption, or exchange of Shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of Shares will be treated as long-term capital gain or loss if Shares have been held for more than 12 months. Otherwise, the gain or loss on the taxable disposition of Shares will generally be treated as short-term capital gain or loss. Any loss realized upon a taxable disposition of Shares held for six months or less will be treated as long-term capital loss, rather than short-term capital loss, to the extent of any amounts treated as distributions to the shareholder of long-term capital gain (including any amounts credited to the shareholder as undistributed capital gains). All or a portion of any loss realized upon a taxable disposition of Shares may be disallowed if substantially identical Shares are acquired (through the reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the disposition. In such a case, the basis of the newly acquired Shares will be adjusted to reflect the disallowed loss.

The cost basis of Shares acquired by purchase will generally be based on the amount paid for Shares and then may be subsequently adjusted for other applicable transactions as required by the Code. The difference between the selling price and the cost basis of Shares generally determines the amount of the capital gain or loss realized on the sale or exchange of Shares. Contact the broker through whom you purchased your Shares to obtain information with respect to the available cost basis reporting methods and elections for your account. An Authorized Participant who exchanges securities for Creation Units generally will recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and the sum of the exchanger’s aggregate basis in the securities surrendered plus the amount of cash paid for such Creation Units. A person who redeems Creation Units will generally recognize a gain or loss equal to the difference between the exchanger’s basis in the Creation Units and the sum of the aggregate market value of any securities received plus the amount of any cash received for such Creation Units. The Internal Revenue Service (the “IRS”), however, may assert that a loss realized upon an exchange of securities for Creation Units cannot currently be deducted under the rules governing “wash sales” (for a person who does not mark-to-market its portfolio) or on the basis that there has been no significant change in economic position.

Any capital gain or loss realized upon the creation of Creation Units will generally be treated as long-term capital gain or loss if the securities exchanged for such Creation Units have been held for more than one year. Any capital gain or loss realized upon the redemption of Creation Units will generally be treated as long-term capital gain or loss if Shares comprising the Creation Units have been held for more than one year. Otherwise, such capital gains or losses will generally be treated as short-term capital gains or losses. Any loss upon a redemption of Creation Units held for six months or less may be treated as long-term capital loss to the extent of any amounts treated as distributions to the applicable Authorized Participant of long- term capital gain with respect to the Creation Units (including any amounts credited to the Authorized Participant as undistributed capital gains).

A Fund has the right to reject an order for Creation Units if the purchaser (or a group of purchasers) would, upon obtaining the Creation Units so ordered, own 80% or more of the outstanding Shares and if, pursuant to Section 351 of the Code, the Fund would have a basis in the deposit securities different from the market value of such securities on the date of deposit. A Fund also has the right to require the provision of information necessary to determine beneficial Share ownership for purposes of the 80% determination. If a Fund does issue Creation Units to a purchaser (or a group of purchasers) that would, upon obtaining the Creation Units so ordered, own 80% or more of the outstanding Shares, the purchaser (or a group of purchasers) will generally not recognize gain or loss upon the exchange of securities for Creation Units.

Persons purchasing or redeeming Creation Units should consult their own tax advisers with respect to the tax treatment of any creation or redemption transaction and whether the wash sales rule applies and when a loss may be deductible.

Taxation of Fund Investments

Certain of the Funds’ investments may be subject to complex provisions of the Code (including provisions relating to hedging transactions, straddles, integrated transactions, foreign currency contracts, forward foreign currency contracts, and notional principal contracts) that, among other things, may affect a Fund’s ability to qualify as a RIC, affect the character of gains and losses realized by the Fund (e.g., may affect whether gains or losses are ordinary or capital), accelerate recognition of income to the Funds and defer losses. These rules could therefore affect the character, amount and timing of distributions to shareholders. These provisions also may require the Funds to mark to market certain types of positions in its portfolio (i.e., treat them as if they were closed out) which may cause a Fund to recognize income without the Fund receiving cash with which to make distributions in amounts sufficient to enable the Fund to satisfy the RIC distribution requirements for avoiding income and excise taxes. The Funds intend to monitor their transactions, intend to make appropriate tax elections, and intend to make appropriate entries in its books and records in order to mitigate the effect of these rules and preserve the Funds’ qualification for treatment as a RIC. To the extent the Funds invest in an underlying fund that is taxable as a RIC, the rules applicable to the tax treatment of complex securities will also apply to the underlying funds that also invest in such complex securities and investments.

Backup Withholding

The Funds will be required in certain cases to withhold (as “backup withholding”) on amounts payable to any shareholder who (1) fails to provide a correct taxpayer identification number certified under penalty of perjury; (2) is subject to backup withholding by the IRS for failure to properly report all payments of interest or dividends; (3) fails to provide a certified statement that he or she is not subject to “backup withholding”; or (4) fails to provide a certified statement that he or she is a U.S. person (including a U.S. resident alien). The backup withholding rate is 24%. Backup withholding is not an additional tax and any amounts withheld may be credited against the shareholder’s ultimate U.S. tax liability. Backup withholding will not be applied to payments that have been subject to the 30% withholding tax on shareholders who are neither citizens nor permanent residents of the United States.

Foreign Shareholders

Distributions of the Funds’ investment company taxable income to non-U.S. shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to non-U.S. shareholders directly) will be subject to U.S. federal withholding tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of the Funds’ current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the non-U.S. shareholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States, the Funds generally will not be required to withhold U.S. federal tax if the non-U.S. shareholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a non-U.S. shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)

In addition, with respect to certain distributions made by a Fund to non-U.S. holders, no withholding is required and the distributions generally are not subject to U.S. federal income tax if (i) the distributions are properly designated in a notice timely delivered to the shareholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions are derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied. Depending on the circumstances, a Fund may designate all, some or none of its potentially eligible dividends as derived from such qualified net interest income or as qualified short-term capital gain, and a portion of its distributions, may be ineligible for this potential exemption from withholding. Moreover, in the case of shares of a Fund’s stock held through an intermediary, the intermediary may have withheld U.S. federal income tax even if we designated the payment as derived from such qualified net interest income or qualified short-term capital gain. Hence, no assurance can be provided as to whether any amount of a Fund’s dividends or distributions will be eligible for this exemption from withholding or if eligible, will be reported as such by the Fund.

Actual or deemed distributions of a Fund’s net capital gains to a non-U.S. shareholder, and gains realized by a non-U.S. shareholder upon the sale of the Fund’s shares, will generally not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. shareholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. shareholder in the United States, or (ii) such non-U.S. shareholder is an individual present in the United States for 183 days or more during the year of the distribution or gain.

If a Fund distributes its net capital gains in the form of deemed rather than actual distributions, a non-U.S. shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the non-U.S. shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate non-U.S. shareholder, distributions (both actual and deemed) and gains realized upon the sale of Fund shares that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a non-U.S. stockholder.

Each Fund is required to withhold U.S. tax (at a 30% rate) on taxable dividends and may in the future be required to withhold U.S. tax on redemption proceeds, in each case, paid to certain non-U.S. entities that fail to comply (or be deemed compliant) with registration, reporting and/or withholding requirements designed to inform the U.S. Department of Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to the Funds to enable the Funds to determine whether withholding is required.

For foreign shareholders to qualify for an exemption from backup withholding, described above, the foreign shareholder must comply with special certification and filing requirements. Foreign shareholders in a Fund should consult their tax advisors in this regard.

Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Tax-Exempt Shareholders

Certain tax-exempt shareholders, including qualified pension plans, individual retirement accounts, salary deferral arrangements, 401(k) plans, and other tax-exempt entities, generally are exempt from federal income taxation except with respect to their unrelated business taxable income (“UBTI”). Under current law, the Funds generally serve to block UBTI from being realized by its tax-exempt shareholders with respect to their shares of Fund income. However, notwithstanding the foregoing, tax-exempt shareholders could realize UBTI by virtue of their investment in a Fund if, for example, (i) a Fund invests in residual interests of Real Estate Mortgage Investment Conduits (“REMICs”), (ii) a Fund invests in a REIT that is a taxable mortgage pool (“TMP”) or that has a subsidiary that is a TMP or that invests in the residual interest of a REMIC, or (iii) Shares constitute debt- financed property in the hands of the tax-exempt shareholders within the meaning of section 514(b) of the Code. Charitable remainder trusts are subject to special rules and should consult their tax advisers. The IRS has issued guidance with respect to these issues and prospective shareholders, especially charitable remainder trusts, are strongly encouraged to consult with their tax advisers regarding these issues.

Certain Potential Tax Reporting Requirements

Under U.S. Treasury regulations, if a shareholder recognizes a loss on disposition of Shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder (or certain greater amounts over a combination of years), the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Significant penalties may be imposed for the failure to comply with the reporting requirements. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

State Tax

In those states that have income tax laws, the tax treatment of the Funds and of Fund shareholders with respect to distributions by the Funds may differ from federal tax treatment.

Tax Treatment of Portfolio Transactions

Set forth below is a general description of the tax treatment of certain types of securities, investment techniques and transactions that may apply to the Funds and, in turn, affect the amount, character and timing of dividends and distributions payable by the fund to its shareholders. This section should be read in conjunction with the discussion above under “Description of Permitted Investments” for a detailed description of the various types of securities and investment techniques that apply to the Funds.

In General. In general, gain or loss recognized by a Fund on the sale or other disposition of portfolio investments will be a capital gain or loss. Such capital gain and loss may be long-term or short-term depending, in general, upon the length of time a particular investment position is maintained and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. The application of certain rules described below may serve to alter the manner in which the holding period for a security is determined or may otherwise affect the characterization as long-term or short-term, and also the timing of the realization and/or character, of certain gains or losses.

Options, Futures, Forward Contracts and Hedging Transactions. In general, option premiums received by the Funds are not immediately included in the income of the Funds. Instead, the premiums are recognized when the option contract expires, the option is exercised by the holder, or the fund transfers or otherwise terminates the option (e.g., through a closing transaction). If an option written by a Fund is exercised and the fund sells or delivers the underlying stock, the fund generally will recognize capital gain or loss equal to (a) the sum of the strike price and the option premium received by the fund minus (b) the fund’s basis in the stock. Such gain or loss generally will be short-term or long-term depending upon the holding period of the underlying stock. If securities are purchased by the Fund pursuant to the exercise of a put option written by it, the fund generally will subtract the premium received from its cost basis in the securities purchased. The gain or loss with respect to any termination of a Fund’s obligation under an option other than through the exercise of the option and related sale or delivery of the underlying stock generally will be short-term gain or loss depending on whether the premium income received by the fund is greater or less than the amount paid by a Fund (if any) in terminating the transaction. Thus, for example, if an option written by the Fund expires unexercised, the fund generally will recognize short-term gain equal to the premium received.

The tax treatment of certain futures contracts entered into by the Funds as well as listed non-equity options written or purchased by the Funds on U.S. exchanges (including options on futures contracts, broad-based equity indices and debt securities) may be governed by section 1256 of the Code (“section 1256 contracts”). Gains or losses on section 1256 contracts generally are considered 60% long-term and 40% short-term capital gains or losses (“60/40”), although certain foreign currency gains and losses from such contracts may be treated as ordinary in character. Also, any section 1256 contracts held by the Funds at the end of each taxable year (and, for purposes of the 4% excise tax, on certain other dates as prescribed under the Code) are “marked to market” with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as ordinary or 60/40 gain or loss, as applicable.

In addition to the special rules described above in respect of options and futures transactions, the Funds’ transactions in other derivative instruments (including options and forward contracts) as well as its other hedging, short sale, or similar transactions, may be subject to one or more special tax rules (including the constructive sale, notional principal contract, straddle, wash sale and short sale rules). These rules may affect whether gains and losses recognized by the Fund are treated as ordinary or capital or as short-term or long-term, accelerate the recognition of income or gains to the fund, defer losses to the Funds, and cause adjustments in the holding periods of the Funds’ securities. These rules, therefore, could affect the amount, timing and/or character of distributions to shareholders. Moreover, because the tax rules applicable to derivative financial instruments are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules (which determination or guidance could be retroactive) may affect whether the Funds have made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a regulated investment company and avoid the corporate-level tax.

Certain of the Funds’ investments in derivatives and foreign currency-denominated instruments, and the Funds’ transactions in foreign currencies and hedging activities, may produce a difference between its book income and its taxable income. If the Funds’ book income is less than the sum of its taxable income and net tax-exempt income (if any), the Funds could be required to make distributions exceeding book income to qualify as a regulated investment company. If the Funds’ book income exceeds the sum of its taxable income and net tax-exempt income (if any), the distribution of any such excess will be treated as (i) a dividend to the extent of the fund’s remaining earnings and profits (including current earnings and profits arising from tax-exempt income, reduced by related deductions), (ii) thereafter, as a return of capital to the extent of the recipient’s basis in the Shares, and (iii) thereafter, as gain from the sale or exchange of a capital asset.

Foreign Currency Transactions. The Funds’ transactions in foreign currencies, foreign currency-denominated debt obligations and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. This treatment could increase or decrease the Funds’ ordinary income distributions to you, and may cause some or all of the Funds’ previously distributed income to be classified as a return of capital. In certain cases, the Funds may make an election to treat such gain or loss as capital.

PFIC Investments. The Funds may make certain investments in entities treated as “passive foreign investment companies” (“PFICs”) for U.S. federal income tax purposes. If a Fund acquires shares in a PFIC, the Funds may be subject to federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by the Fund to its shareholders. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from any such excess distributions or gains. If a Fund invests in a PFIC and elects to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, the Funds will be required to include in income each year our proportionate share of the ordinary earnings and net capital gain of the PFIC, even if such income is not distributed to the Fund. Alternatively, a Fund may can elect to mark-to-market at the end of each taxable year its shares in a PFIC; in this case, the Funds will recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in our income. Under either election, the Funds may be required to recognize in a year income in excess of its distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and we must distribute such income to satisfy the distribution requirements.

Securities Lending. While securities are loaned out by the Funds, the Funds generally will receive from the borrower amounts equal to any dividends or interest paid on the borrowed securities. These distributions will neither qualify for the reduced rate of taxation for individuals on qualified dividends nor the 50% dividends received deduction for corporations. Also, any foreign tax withheld on payments made “in lieu of” dividends or interest may not qualify for the pass-through of foreign tax credits to shareholders.

Investments in Securities of Uncertain Tax Character. The Funds may invest in securities the U.S. federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS. To the extent the tax treatment of such securities or the income from such securities differs from the tax treatment expected by the Funds, it could affect the timing or character of income recognized by the fund, requiring the fund to purchase or sell securities, or otherwise change its portfolio, in order to comply with the tax rules applicable to regulated investment companies under the Code.

CAPITAL STOCK

The Trust currently is comprised of two investment funds. The Trust issues Shares of beneficial interest with no par value. The Board may designate additional series of the Trust.

Each Share issued by the Trust has a pro rata interest in the assets of the corresponding Fund. Shares have no pre-emptive, exchange, subscription or conversion rights and are freely transferable. Each Share is entitled to participate equally in dividends and distributions declared by the Board with respect to the relevant Fund, and in the net distributable assets of such Fund on liquidation.

Each whole Share is entitled to one vote with respect to matters upon which it is entitled to vote under the Declaration of Trust and consistent with the requirements of the 1940 Act and the rules promulgated thereunder and each fractional Share is entitled to a proportional fractional vote. Shares of all Fund vote together as a single class except that if the matter being voted on affects only one or more particular funds it will be voted on only by all such affected funds, and if a matter affects a particular fund differently from other Fund, that fund will vote separately on such matter. Under Delaware law, the Trust is not required to hold an annual meeting of shareholders unless required to do so under the 1940 Act. The policy of the Trust is not to hold an annual meeting of shareholders unless required to do so under the 1940 Act. All Shares of the Trust have noncumulative voting rights for the election of Trustees. Under the Declaration of Trust, Trustees of the Trust may be removed by vote of the shareholders.

Under Delaware law, shareholders of a statutory trust may have similar limitations on liability as shareholders of a corporation.

SHAREHOLDER REPORTS

The Trust will issue through DTC Participants to its shareholders semi-annual reports containing unaudited financial statements and annual reports containing financial statements audited by an independent auditor approved by the Trust’s Trustees and by the shareholders when meetings are held and such other information as may be required by applicable laws, rules and regulations. Beneficial Owners also receive annually notification as to the tax status of the Trust’s distributions.

Shareholder inquiries may be made by writing to the Trust at Engine No. 1 ETF Trust, c/o Brown Brothers Harriman & Co., 50 Post Office Square, Boston, MA 02110.

FINANCIAL STATEMENTS

The Trust’s Annual Report and Semi-Annual Report for the Funds will be available at no charge by calling the toll free number (855) 322-4512 during normal business hours.

ENGINE NO. 1 ETF TRUST

Engine No. 1 Transform 500 ETF

STATEMENT OF ASSETS AND LIABILITIES

as of April 7, 2021

ASSETS:
Cash at Custodian	$100,000
Total Assets	$100,000
LIABILITIES:	$–
NET ASSETS	$100,000
COMPONENTS OF NET ASSETS
Paid in capital	$100,000
NET ASSETS	$100,000
Shares issued and outstanding, $0 par value, unlimited shares authorized	2,000
Net Asset Value, Offering Price and Redemption Price Per Share	$50.00

The accompanying notes are an integral part of the Statement of Assets and Liabilities.

ENGINE NO. 1 ETF TRUST

Engine No. 1 Transform 500 ETF

NOTES TO THE FINANCIAL STATEMENT

April 7, 2021

1.	ORGANIZATION

The Engine No. 1 ETF Trust (the “Trust”) is a Delaware statutory trust organized on October 26, 2020 and is authorized to issue multiple series or portfolios. The Trust is an open-end management investment company, registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The offering of the Trust’s shares is in the process of being registered under the Securities Act of 1933, as amended. The Trust currently offers shares of one separate series, Engine No. 1 Transform 500 ETF (“Fund”). The Fund is a diversified series of the Trust.

The Trust has had no operations to date other than matters relating to its registration and the sale and issuance of 2,000 shares of beneficial interest in the Fund to the Fund’s adviser, Fund Management at Engine No. 1 LLC (the “Adviser”), at a net asset value of $50 per share.

The Fund is a separate series of the Trust, and each Share of the Fund represents an equal proportionate interest in the Fund. All consideration received by the Trust for the Fund Shares and all assets of the Fund belong solely to the Fund and would be subject to liabilities related thereto.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The following is a summary of significant accounting policies consistently followed by the Fund. These policies are in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Management has determined that the Fund is an investment company in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, “Financial Services – Investment Companies,” for the purpose of financial reporting.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Federal Income Taxes

The Fund intends to qualify as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended. If so qualified, the Fund will not be subject to federal income tax to the extent it distributes substantially all of its net investment income and net capital gains to its shareholders. Management of the Fund is required to determine whether a tax position taken by the Fund is more likely than not to be sustained upon examination by the applicable taxing authority. Based on its analysis, Management has concluded that there are no significant uncertain tax positions that would require recognition in the financial statement as of April 7, 2021.

Distribution of Income and Gains

The Fund intends to declare and make distributions of taxable net investment income quarterly and net capital gains annually. Distributions from net realized gains for book purposes may include short-term capital gains, which are included as ordinary income for tax purposes. Therefore, no provision for federal income tax should be required.

Organizational and Offering Costs

The Adviser has agreed to bear all organizational and offering expenses for the Fund.

3.	INVESTMENT ADVISORY AND OTHER AGREEMENTS

Investment Adviser

The Adviser, located at 710 Sansome Street, San Francisco, CA 94111, furnishes investment management services to the Fund pursuant to an Investment Advisory Agreement with the Trust on behalf of the Fund (the “Advisory Agreement”), subject to the supervision and direction of the Board. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. For services provided to the Fund, the Fund pays the Adviser a management fee at an annual rate based on the Fund’s average daily net assets as disclosed in the Fund’s prospectus.

Pursuant to the Advisory Agreement, the Adviser is responsible for substantially all expenses of the Fund, except (i) interest and taxes (including, but not limited to, income, excise, transfer and withholding taxes); (ii) expenses of the Fund incurred with respect to the acquisition, holding, voting and/or disposition of portfolio securities and the execution of portfolio transactions, including brokerage commissions; (iii) expenses incurred in connection with any distribution plan adopted by the Trust in compliance with Rule 12b-1 under the 1940 Act, including distribution fees; (iv) the advisory fee payable to the Adviser hereunder; (v) litigation expenses (including fees and expenses of counsel retained by or on behalf of the Trust or the Fund) and any fees, costs or expenses payable by the Trust or the Fund pursuant to indemnification obligations to which the Trust or such Fund may be subject (pursuant to contract or otherwise); and (vi) any extraordinary expenses, as determined by a majority of the Independent Trustees.

Other Service Providers

Brown Brothers Harriman & Co. (“BBH”), which has its principal office at 50 Post Office Square, Boston, Massachusetts 02110. is the Trust administrator, fund accountant, transfer and dividend agent and custodian. BBH is primarily in the business of providing administrative, fund accounting and transfer agent services to retail and institutional mutual funds.

Foreside Financial Services, LLC (the “Distributor”), Three Canal Plaza, Suite 100, Portland, Maine 04101, is the distributor for the shares of the Trust. The Distributor is a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc.(“FINRA”).

Foreside Fund Officer Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101, provides the Trust with a Chief Compliance Officer and Principal Financial Officer.

Schulte Roth & Zabel LLP, located at 901 Fifteenth Street, NW, Suite 800, Washington, DC 20005, serves as legal counsel to the Trust and the Fund.

Cohen & Company, Ltd. serves as the Trust’s independent registered public accounting firm. The independent registered public accounting firm is responsible for auditing the annual financial statements of the Fund.

4.	PURCHASE AND SALE OF FUND SHARES

The Fund offers, issues and redeems shares (“Shares”) at net asset value (“NAV”) only in aggregations of a specified number of Shares (each a “Creation Unit”). The Fund may issue and redeem Creation Units of its Shares in exchange for a designated basket of portfolio investments (including any portion of such investments for which cash may be substituted) (“Deposit Instruments”), together with the deposit of a specified cash payment (“Cash Component”). Shares of the Fund will be listed and trade on Cboe BZX Exchange, Inc. (the “Exchange” or “Cboe BZX”), a national securities exchange. Shares of the Fund are traded in the secondary market and elsewhere at market prices that may be at, above or below the Fund’s NAV. Shares are redeemable only in Creation Units by authorized participants that have entered into agreements with the Distributor (“Authorized Participants”), and, generally, in exchange for securities in-kind and or a cash amount. Creation Units typically are large blocks of a specified number of shares or multiples thereof. In the event of liquidation of a Fund, the Trust may lower the number of shares in a Creation Unit.

Shares may be issued in advance of receipt of Deposit Instruments, subject to various conditions, including a requirement that the Authorized Participant maintain with the Trust a cash deposit marked to the market value of the omitted Deposit Instruments. The Trust may use such cash deposit at any time to purchase Deposit Instruments. Transaction fees and other costs associated with creations or redemptions that include cash may be higher than the transaction fees and other costs associated with in-kind creations or redemptions. In all cases, conditions with respect to creations and redemptions of Shares and fees will be limited in accordance with the requirements of Securities and Exchange Commission (“SEC”) rules and regulations applicable to management investment companies offering redeemable securities.

5.	RELATED PARTIES

At April 7, 2021, certain officers and Trustees of the Trust are also officers or employees of the Adviser or affiliated with the Distributor.

6.	GUARANTEES AND INDEMNIFICATIONS

In the normal course of business, the Trust, on behalf of the Fund, enters into contracts with third-party service providers that contain a variety of representations and warranties and that provide general indemnifications. Additionally, under the Trust organizational documents, the officers and Trustees are indemnified against certain liabilities arising out of the performance of their duties to the Trust. The Fund’s maximum exposure under these arrangements is unknown, as it involves possible future claims that may or may not be made against the Fund. The Adviser is of the view that the risk of loss to the Fund in connection with the Fund indemnification obligations is remote; however, there can be no assurance that such obligations will not result in material liabilities that adversely affect the Fund.

7.	BENEFICIAL OWNERSHIP

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a fund creates a presumption of control of the fund, under Section 2(a)(9) of the 1940 Act. As of the date of this financial statement, the Adviser, as the sole shareholder of the Fund, owned 100% of the outstanding Shares.

8.	SUBSEQUENT EVENTS

The Fund has evaluated the need for disclosure and/or adjustments resulting from subsequent events through the date the financial statement was issued. Based on this evaluation, no adjustments were required to the financial statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Engine No. 1 Transform 500 ETF and Board of Trustees of Engine No. 1 ETF Trust

Opinion on the Financial Statement

We have audited the accompanying statement of assets and liabilities of Engine No. 1 Transform 500 ETF (the “Fund”), a series of Engine No. 1 ETF Trust, as of April 7, 2021, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Fund as of April 7, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit includes performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement and confirmation of cash owned as of April 7, 2021 by correspondence with the custodian. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Fund’s auditor since 2020.

COHEN & COMPANY, LTD.

Milwaukee, Wisconsin
April 23, 2021

DISCLAIMERS

Shares of the Trust are not sponsored, endorsed, or promoted by the CBOE. The CBOE makes no representation or warranty, express or implied, to the owners of the Shares of the Funds. The CBOE is not responsible for, nor has it participated in, the determination of the timing of, prices of, or quantities of the Shares of the Funds to be issued, or in the determination or calculation of the equation by which the Shares are redeemable. The CBOE has no obligation or liability to owners of the Shares of the Funds in connection with the administration, marketing, or trading of the Shares of the Funds. Without limiting any of the foregoing, in no event shall the CBOE have any liability for any lost profits or indirect, punitive, special, or consequential damages even if notified of the possibility thereof.

APPENDIX A

PROXY VOTING POLICIES AND PROCEDURES

Engine No. 1 ETF Trust (the “Trust”) has delegated limited responsibility for the voting of proxies relating to portfolio securities of each series of the Trust to Fund Management at Engine No. 1 LLC, the Trust’s Investment Adviser (the “Adviser”), subject to the specific criteria described below. The Adviser’s proxy voting authority is subject to the continued oversight of the Board of Trustees (the “Board”).

The Adviser has developed proxy voting guidelines for the Trust, which have been reviewed and ratified by the Board (“Guidelines”). The Guidelines are based on a commitment to protecting and enhancing the value of our client’s assets and to aligning shareholder and stakeholder interests through favoring actions that encourage companies to invest in their workers, communities, and the environment. The proxy voting guidelines will apply to all companies held by the Fund. The Guidelines provide that the Trust will generally vote for or against various proxy proposals, usually based upon certain specified criteria.

Topics included in the Guidelines include but are not limited to:

•	Election of Directors: Considering factors such as director qualifications, term of office, diversity, and age limits.

•	Proxy Contests: Considering factors such as voting for nominees in contested elections and reimbursement of expenses.

•	Election of Auditors: Considering factors such as independence and reputation of the auditing firm.

•	Proxy Contest Defenses: Considering factors such as board structure and cumulative voting.

•	Tender Offer Defenses: Considering factors such as poison pills (stock purchase rights plans) and fair price provisions.

•	Miscellaneous Governance Issues: Considering factors such as confidential voting and equal access.

•	Capital Structure: Considering factors such as common stock authorization and stock distributions.

•	Executive and Director Compensation: Considering factors such as performance goals and employee stock purchase plans, as well as the relative compensation of executive officers compared to other stakeholders.

•	State of Incorporation: Considering factors such as state takeover statutes and voting on reincorporation proposals.

•	Mergers and Corporate Restructuring: Considering factors such as spin-offs and asset sales.

•	Mutual Fund Proxy Voting: Considering factors such as election of directors and proxy contests.

•	Environmental, Social, and Political Issues: Considering factors such as materiality, financial relevance, and impact on stakeholders such as customers, workers, communities, and the environment.

The Guidelines are updated as needed to take into account emerging issues and trends on environmental, social, and corporate governance topics, in addition to evolving market standards and regulatory changes. The Guidelines do not take into consideration any interest that the Adviser or any affiliated person of the Trust or the Adviser may have in the proposed proxy issue. A full description of each guideline and voting policy is maintained by the Adviser, and a complete copy of the Guidelines is available upon request.

The Adviser has retained an independent third party proxy voting service (the “Service Firm”) to review proxy proposals and to make voting recommendations to the Trust in a manner consistent with the Guidelines.

In fulfilling its limited proxy voting responsibilities for the Trust, the Adviser is authorized to vote proxies only in the following ways:

(i)	in accordance with the Guidelines-based recommendation of the Service Firm, except that the Adviser shall be permitted to seek the approval of the Board to vote in a manner that differs from such recommendation only where (x) none of the Trust, the Adviser nor any affiliates thereof (collectively, the “Adviser Affiliates”) beneficially owns, either individually or together as a group, five percent or more of the securities subject to the proxy vote and (y) the Trust and each other Adviser Affiliate, if applicable, has acquired such securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer thereof, nor in connection with or as a participant in any transaction having such purpose or effect;

(ii)	pursuant to a “mirror voting” arrangement under which shares are voted in the same manner and proportion as shares over which the Adviser does not have voting discretion; or

(iii)	by abstaining from voting.

The method selected by the Adviser may vary depending upon the facts and circumstances of each situation but must be one of the foregoing methods. In addition, the Adviser shall only seek authorization from the Board to deviate from a recommendation of the Service Firm, as described in (i) above, in limited circumstances where the Adviser believes, in good faith, that such recommendation does not reflect the plain language or intent of the Guidelines and all other requirements of this policy have been satisfied.

A-1

PART C: OTHER INFORMATION

Item 28. Exhibits

(a)(1)(A)	Certificate of Trust dated October 26, 2020, as filed with the Office of the Secretary of State of the State of Delaware on October 26, 2020, for Deer Lane ETF Trust (the “Registrant” or “Trust”)[2]

(a)(1)(B)	Certificate of Amendment dated December 21, 2020 to the Certificate of Trust of the Registrant, as filed with the Office of the Secretary of State of Delaware on December 21, 2020[3]

(a)(2)(B)	Amended and Restated Agreement and Declaration of Trust of the Registrant dated February 9, 2021[3]

(b)(1)(B)	Amended and Restated By-Laws of the Registrant dated February 9. 2021[3]

(c)	Not Applicable.

(d)(1)	Investment Advisory Agreement between the Registrant and Fund Management at Engine No. 1 LLC[4]

(e)(1)	Distribution Agreement between the Registrant and Foreside Financial Services LLC[3]

(e)(2)	Distribution Services Agreement between the Adviser and Foreside Financial Services LLC[4]

(f)	Not Applicable.

(g)(1)	Custody Agreement between the Registrant and Brown Brothers Harriman & Co.[3]

(h)(1)	Administrative and Transfer Agency Agreement between the Registrant and Brown Brothers Harriman & Co.[3]

(h)(2)	Form of Authorized Participant Agreement[3]

(h)(3)	Principal Financial Officer Agreement between the Registrant and Foreside Fund Officers Service, LLC[3]

(h)(4)	Chief Compliance Officer and Anti Money Laundering Officer Agreement between the Registrant and Foreside Fund Officer Services, LLC[3]

(i)(1)	Opinion and Consent of Counsel[3]

(j)(1)	Consent of Independent Registered Public Accounting Firm[1]

(k)	Not Applicable.

(l)	Engine No. 1 ETF Initial Capital Agreement dated April 7, 2021[3]

(m)	Not Applicable.

(n)	Not Applicable.

(o)	Not Applicable.

(p)(1)	Code of Ethics of the Registrant[3]

(p)((2)	Code of Ethics of Fund Management at Engine No.1 LLC[3]

(p)(3)	Code of Ethics of Foreside Financial Services LLC[3]

(q)(1)	Power of Attorney for Jennifer Grancio, Jack Gee, Elaine Orr, dated April 6, 2021[3]

(q)(2)	Power of Attorney for Scott Ebner, dated May 26, 2021[4]

[1]	Filed herewith.

[2]	Incorporated by reference to the Registrant’s Registration Statement on Form N-1A (Registration Nos. 333-249926 and 811-23617) Filed November 6, 2020.

[3]	Incorporated by reference to the Registrant’s Registration Statement on Form N-1A (Registration Nos. 333-249926 and 811-23617) Filed April 23, 2021.

[4]	Incorporated by reference to the Registrant’s Registration Statement on Form N-1A (Registration Nos. 333-249926 and 811-23617) Filed May 28, 2021.

Item 29. Persons Controlled by or Under Common Control with the Fund

Not applicable.

Item 30. Indemnification

Reference is made to the Amended and Restated Agreement and Declaration of Trust (the “Declaration”) incorporated by reference to the Registrant’s Registration Statement on Form N-1A (Registration Nos. 333-249926 and 811-23617) Filed April 23, 2021.

Nothing contained in the Declaration shall indemnify, hold harmless or protect any officer or trustee from or against any liability to the Trust or any shareholder to which such person to the extent such indemnification is prohibited by applicable federal law.

Item 31. Business and Other Connections of the Investment Adviser

See “Management” in the Statement of Additional Information. Information as to the directors and officers of the Adviser is included in its Form ADV to be filed with the SEC and is incorporated herein by reference thereto.

Item 32. Principal Underwriters

Item 32(a) Foreside Financial Services, LLC (the “Distributor”) serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

1.	2nd Vote Funds
2.	13D Activist Fund, Series of Northern Lights Fund Trust
3.	AAMA Equity Fund, Series of Asset Management Fund
4.	AAMA Income Fund, Series of Asset Management Fund
5.	Advisers Investment Trust
6.	AltShares Trust
7.	BMO Funds, Inc.
8.	BMO LGM Frontier Markets Equity Fund
9.	Boston Trust Walden Funds (f/k/a The Boston Trust & Walden Funds)
10.	Bow River Capital Evergreen Fund
11.	Conversus StepStone Private Markets

12.	Cook & Bynum Funds Trust
13.	Datum One Series Trust
14.	Diamond Hill Funds
15.	Driehaus Mutual Funds
16.	Emles Trust
17.	FlowStone Opportunity Fund
18.	Inspire 100 ETF, Series of Northern Lights Fund Trust IV
19.	Inspire Corporate Bond Impact ETF, Series of Northern Lights Fund Trust IV
20.	Inspire Faithward Large Cap Momentum ESG ETF, Series of Northern Lights Fund Trust IV
21.	Inspire Faithward Mid Cap Momentum ESG ETF, Series of Northern Lights Fund Trust IV
22.	Inspire Global Hope ETF, Series of Northern Lights Fund Trust IV
23.	Inspire International ESG ETF, Series of Northern Lights Fund Trust IV
24.	Inspire Small Mid Cap Impact ETF, Series of Northern Lights Fund Trust IV
25.	Inspire Tactical Balanced ESG ETF, Series of Northern Lights Fund Trust IV
26.	Pax World Funds Series Trust
27.	Pax World Funds Series Trust III
28.	Praxis Mutual Funds
29.	Primark Private Equity Investments Fund
30.	Rimrock Funds Trust
31.	SA Funds – Investment Trust
32.	Sequoia Fund, Inc.
33.	Simplify Exchange Traded Funds
34.	Siren ETF Trust

Item 32(b)	The following are the Officers and Manager of the Distributor. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant

Richard J. Berthy	Three Canal Plaza, Suite 100, Portland, ME 04101	President, Treasurer and Manager	None

Mark A. Fairbanks	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None

Teresa Cowan	111 E. Kilbourn Avenue, Suite 2200, Milwaukee, WI 53202	Vice President	None

Jennifer K. DiValerio	899 Cassatt Road, 400 Berwyn Park, Suite 110, Berwyn, PA 19312	Vice President	None

Susan K. Moscaritolo	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President and Chief Compliance Officer	None

Jennifer E. Hoopes	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None

Item 32(c)	Not applicable.

Item 33. Location of Accounts and Records

The books, accounts and other documents required by Section 31(a) under the Investment Company Act of 1940, as amended, and the rules promulgated thereunder are maintained in the physical possession of Engine No. 1 ETF Trust, located at 710 Sansone Street, San Francisco, CA, 94111 and Brown Brothers Harriman & Co., 50 Post Office Square, Boston, MA 02110. The distributor will maintain all records relating to its services as distributor of the Registrant at Three Canal Plaza, Suite 100, Portland, Maine 04101.

Item 34. Management Services

Not applicable.

Item 35. Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco and State of California on this [ ] day of June 2021.

Engine No. 1 ETF Trust

Name:	Jennifer Grancio
Title:	President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

	Trustee	June [ ], 2021
Scott Ebner
	Trustee	June [ ], 2021
Jack Gee

	Trustee	June [ ], 2021
Jennifer Grancio

	Trustee	June [ ], 2021
Elaine Orr

	Chief Financial Officer & Treasurer (Principal	June [ ], 2021
Josh Hunter	Financial Officer)

By:

Jennifer Grancio

Attorney-in-Fact